Exhibit 99.95

EXECUTION VERSION

ARRANGEMENT AGREEMENT

AMONG

ELEMENTAL ALTUS ROYALTIES CORP.

AND

1554829 B.C. LTD.

AND

EMX ROYALTY CORP.

DATED SEPTEMBER 4, 2025

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		2
1.1	Definitions	2
1.2	Interpretation Not Affected by Headings	26
1.3	Number and Gender	27
1.4	Certain Phrases and References, etc.	27
1.5	Capitalized Terms	27
1.6	Date for Any Action	27
1.7	Time References	27
1.8	Statutes	28
1.9	Currency	28
1.10	Accounting Matters	28
1.11	Knowledge	28
1.12	Consent	28
1.13	Affiliates and Subsidiaries	28
1.14	Schedules	29
ARTICLE 2 THE ARRANGEMENT AND MEETING(S)		29
2.1	Arrangement	29
2.2	Interim Order	29
2.3	EMX Meeting	31
2.4	EMX Circular	33
2.5	Elemental Shareholder Approval and Elemental Meeting	36
2.6	Elemental Circular	38
2.7	Final Order	40
2.8	Court Proceedings	40
2.9	Arrangement and Effective Date	41
2.10	Payment and Delivery of Consideration	41
2.11	Withholding Taxes	42
2.12	U.S. Securities Law Matters	43
2.13	Treatment of Convertible Securities	44
2.14	Adjustment to Consideration	44
2.15	U.S. Tax Treatment	45
ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF EMX		45
3.1	Representations and Warranties	45

i

3.2	Survival of Representations and Warranties	46
ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF ELEMENTAL AND ACQUIRECO		46
4.1	Representations and Warranties	46
4.2	Survival of Representations and Warranties	46
ARTICLE 5 COVENANTS		47
5.1	Covenants of EMX Regarding the Conduct of Business	47
5.2	Covenants of Elemental Regarding the Conduct of Business	53
5.3	Covenants Relating to the Arrangement	60
5.4	Regulatory Approvals	62
5.5	Pre-Closing Reorganization	65
5.6	Public Communications	67
5.7	Insurance and Indemnification	68
5.8	EMX Exchange Delisting; Ceasing to be a Reporting Issuer; U.S. Exchange Listing	69
5.9	Transferred Information	69
5.10	Elemental Guarantee	71
5.11	Governance and Employee Matters	71
5.12	Indebtedness	72
5.13	Filings	73
ARTICLE 6 CONDITIONS		73
6.1	Mutual Conditions Precedent	73
6.2	Additional Conditions Precedent to the Obligations of Elemental and Acquireco	75
6.3	Additional Conditions Precedent to the Obligations of EMX	76
6.4	Satisfaction of Conditions	77
ARTICLE 7 ADDITIONAL AGREEMENTS		77
7.1	Notice and Cure Provisions	77
7.2	Non-Solicitation	79
7.3	Right to Accept a Superior Proposal	83
7.4	Termination Fees	86
7.5	Access to Information; Confidentiality	91
ARTICLE 8 TERM, TERMINATION, AMENDMENT AND WAIVER		93
8.1	Term	93
8.2	Termination and Effect of Termination	93
8.3	Amendment	96
8.4	Waiver	97

ii

ARTICLE 9 GENERAL PROVISIONS		97
9.1	Notices	97
9.2	Governing Law	99
9.3	Injunctive Relief	99
9.4	Third Party Beneficiaries	99
9.5	Entire Agreement	100
9.6	Successors and Assigns	100
9.7	Mutual Intent	100
9.8	Further Assurances	100
9.9	No Liability	101
9.10	Severability	101
9.11	Counterparts, Execution	101
9.12	Language	101
SCHEDULE “A” PLAN OF ARRANGEMENT		1
SCHEDULE “B” ARRANGEMENT RESOLUTION		1
SCHEDULE “C” REPRESENTATIONS AND WARRANTIES OF EMX		1
SCHEDULE “D” REPRESENTATIONS AND WARRANTIES OF ELEMENTAL AND ACQUIRECO		1
SCHEDULE “E” EMX SUPPORTING SHAREHOLDERS		1
SCHEDULE “F” ELEMENTAL SUPPORTING SHAREHOLDERS		1
SCHEDULE “G” GOVERNANCE MATTERS		1

iii

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is dated September 4, 2025,

BETWEEN:

ELEMENTAL ALTUS ROYALTIES CORP., a corporation existing under the laws of the Province of British Columbia

(“Elemental”)

-and-

1554829 B.C. LTD., a corporation existing under the laws of the Province of British Columbia

(“Acquireco”)

-and-

EMX ROYALTY CORP., a corporation existing under the laws of the Province of British Columbia

(“EMX”)

WHEREAS:

A.	Acquireco is a direct wholly-owned subsidiary of Elemental.

B.	Pursuant to the Plan of Arrangement and as provided for in this Agreement, Elemental, EMX and Acquireco wish to enter into a transaction involving, among other things, the acquisition of all of the issued and outstanding EMX Shares by Acquireco in consideration for the issuance to EMX Shareholders of Elemental Shares.

C.	The Parties intend to carry out the transactions contemplated herein by way of a plan of arrangement under the provisions of the BCBCA and in furtherance thereof the EMX Board has unanimously agreed to submit the Arrangement Resolution to the EMX Shareholders and the Plan of Arrangement to the Court for approval. The Parties further intend that the Plan of Arrangement will be structured to allow the Parties to rely on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof with respect to the exchange, issuance, and distribution of the Consideration Shares and Replacement Options.

D.	The EMX Board, after consultation with its financial and legal advisors and having received the EMX Fairness Opinions, and following the receipt of the unanimous recommendation from the EMX Special Committee, has unanimously determined that the Arrangement is in the best interests of EMX (with conflicted directors abstaining).

E.	The EMX Board has unanimously approved the transactions contemplated by this Agreement and unanimously determined to recommend that the EMX Shareholders vote in favour of the Arrangement Resolution (with conflicted directors abstaining).

F.	Elemental has entered into the EMX Voting Agreements with the EMX Supporting Shareholders, pursuant to which such EMX Supporting Shareholders have agreed, subject to the terms and conditions thereof, to vote their EMX Shares in favour of the Arrangement Resolution.

G.	The Elemental Board, after consultation with its financial and legal advisors, has unanimously determined that the Arrangement is in the best interests of Elemental (with conflicted directors abstaining).

H.	The Elemental Board has unanimously approved the transactions contemplated by this Agreement, and has unanimously determined to recommend that the Elemental Shareholders approve the Elemental Resolutions (with conflicted directors abstaining).

I.	EMX has entered into the Elemental Voting Agreements with the Elemental Supporting Shareholders, pursuant to which such Elemental Supporting Shareholders have agreed, subject to the terms and conditions thereof, to vote their Elemental Shares in favour of the Elemental Resolutions.

J.	For U.S. federal income tax purposes, each of the Parties intends that (a) this Agreement and the Plan of Arrangement constitute, and is hereby adopted as, a “plan of reorganization” within the meaning of U.S. Treasury Regulations promulgated under Section 368 of the U.S. Tax Code and (b) the Arrangement qualify as a “reorganization” under Section 368(a) of the U.S. Tax Code.

K.	THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires:

“Acceptable Confidentiality Agreement” means a confidentiality and standstill agreement between a Solicited Party and a Person other than the other Party or any of its affiliates that (a) contains confidentiality and standstill terms that are no less favourable, individually and in the aggregate, than those contained in the applicable Confidentiality Agreement, provided that, notwithstanding the foregoing, such agreement may permit such Person to submit a subsequent Acquisition Proposal on a confidential basis to the Solicited Party’s board of directors provided that any such subsequent Acquisition Proposal did not result from a breach of Section 7.2 by the Solicited Party or any of its affiliates, (b) contains other customary terms that are no less favorable individually and in the aggregate to the Solicited Party (in its capacity as disclosing party under the applicable Confidentiality Agreement) than those contained in the applicable Confidentiality Agreement, and (c) allows and does not restrict or prohibit the Solicited Party from disclosing to the other Party such agreement or information relating to such agreement or the negotiations with or information furnished to such Person and which does not otherwise conflict with, or restrict the Solicited Party from complying with, any of the terms of this Agreement (including Sections 7.2 and 7.3 hereof).

“Acquireco” has the meaning ascribed thereto in the recitals;

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and other than any transaction involving only a Party and/or one or more of its wholly-owned subsidiaries or between one or more of such Party’s wholly-owned subsidiaries, any offer, proposal, expression of interest or inquiry from any Person or group of Persons acting jointly or in concert (as such term is defined in National Instrument 62- 104 – Take-Over Bids and Issuer Bids) received by a Party or by a Representative of a Party (other than from the other Party or one or more of its affiliates), whether or not in writing and whether or not delivered to the shareholders of such Party, after the date hereof relating to:

(a)	any direct or indirect acquisition, sale or disposition (or any joint venture, strategic relationship, lease, license, long-term supply agreement or other arrangement having the same economic effect as an acquisition, sale or disposition), in a single transaction or series of related transactions, of: (i) any assets of that Party and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of that Party and its subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of a Party and its subsidiaries, taken as a whole (or any lease, long-term supply or off-take agreement, hedging arrangement or other transaction having the same economic effect as a sale of such assets) (in each case, determined from the most recent publicly available consolidated financial statements of that Party), or (ii) 20% or more of the issued and outstanding voting or equity securities of that Party or any one or more of its subsidiaries that, individually or in the aggregate, contribute 20% or more of the consolidated revenues or constitute 20% or more of the consolidated assets of that Party and its subsidiaries, taken as a whole (in each case, determined from the most recent publicly available consolidated financial statements of that Party);

(b)	any direct or indirect take-over bid, tender offer or exchange offer that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of the issued and outstanding voting or equity securities of any class of voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for, voting or equity securities) of that Party or its subsidiaries;

(c)	any plan of arrangement, scheme of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving that Party or any of its subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or contribute 20% or more of the consolidated revenue, as applicable, of that Party and its subsidiaries, taken as a whole (in each case, determined from the most recent publicly available consolidated financial statements of that Party); or

(d)	any other similar transaction or series of transactions involving the Party or any of its subsidiaries, and, in all cases, whether in a single transaction or in a series of related transactions;

“Agreement” means this arrangement agreement, including all schedules annexed hereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Alternative Transaction Agreement” means a legally binding agreement (other than an Acceptable Confidentiality Agreement) with respect to a Superior Proposal;

“Anti-Corruption Laws” has the meaning given to it in Section (ff)(i) of Schedule “C”;

“Arrangement” means the arrangement of EMX pursuant to the provisions of Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of this Agreement and the Plan of Arrangement or made at the direction of the Court in the Interim Order or the Final Order with the consent of Elemental and EMX, each acting reasonably;

“Arrangement Resolution” means the special resolution of the EMX Shareholders approving the Arrangement to be considered at the EMX Meeting, substantially in the form and content of Schedule “B” hereto;

“associate” has the same meaning as ascribed to the term “associated entity” in MI 61- 101;

“Authorization” means with respect to any Person, any lease, license, permit, certificate, consent, order, grant, approval, classification, registration, exemption, clearance, relief or other similar authorization of or from any Governmental Entity having jurisdiction over such Person;

“BCBCA” means the Business Corporations Act (British Columbia);

“Books and Records” means the books and records of a Party and its subsidiaries including, to the extent existing, financial, corporate, operations and sales books, records, books of account, sales, purchase and billing records, lists of suppliers and customers, business reports, reports of customer contacts, employee documents and files, human resources materials and all other documents, files, records, and other data and information, financial or otherwise, including all data, information and databases stored on computer- related or other electronic media, and all Tax records and Tax Returns;

“Business Day” means a day, other than a Saturday, a Sunday or a statutory or civic holiday in the Province of British Columbia or Stockholm, Sweden;

“Canadian Securities Authorities” means the securities commission or other securities regulatory authority of each province and territory of Canada;

“Competition Act” means the Competition Act (Canada) and the regulations enacted thereunder;

“Confidentiality Agreement” means the amended and restated confidentiality agreement dated July 31, 2025 between EMX and Elemental, as may be amended from time to time;

“Consideration” means the Elemental Shares to be issued to the EMX Shareholders in exchange for the EMX Shares pursuant to the Plan of Arrangement, being a number of Elemental Shares for each EMX Share equal to the Exchange Ratio;

“Consideration Shares” means the Elemental Shares to be issued to the EMX Shareholders as the Consideration to the EMX Shareholders pursuant to the Arrangement;

“Consolidation” means the consolidation of all of the issued and outstanding Elemental Shares at a ratio of one (1) post-consolidation Elemental share for every ten (10) pre- consolidation Elemental shares;

“Constating Documents” means notice of articles, articles of incorporation, amalgamation, arrangement or continuation, as applicable, articles, by-laws, certificates of incorporation, certificates of change of company name (as applicable), or other constating documents and all amendments thereto;

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, joint venture, partnership, mortgage, bond, swap, hedge or instrument to which a Party or any of its subsidiaries is a party or by which it or any of its subsidiaries is bound or to which any of their respective properties or assets is subject;

“Court” means the Supreme Court of British Columbia;

“Depositary” means any Person that EMX and Elemental mutually agree in writing to appoint to act as depositary in relation to the Arrangement;

“Disclosing Party” has the meaning specified in the definition of Transferred Information;

“Dissent Rights” means the rights of dissent exercisable by the EMX Shareholders under Sections 237 through 247 of the BCBCA, or as may be modified by the Interim Order, the Final Order and Article 4 of the Plan of Arrangement;

“EDGAR Public Documents” means all forms, reports, schedules, statements, certifications and other documents (including all exhibits and other information incorporated therein, amendments and supplements thereto) that have been publicly filed by the applicable Party with the U.S. SEC since January 1, 2023, and are publicly available pursuant to Securities Laws applicable in the United States;

“Effective Date” means the Effective Date as defined in the Plan of Arrangement;

“Effective Time” means the Effective Time as defined in the Plan of Arrangement;

“Elemental” has the meaning ascribed thereto in the recitals;

“Elemental Balance Sheet” has the meaning ascribed thereto in Section (n) of Schedule “D”;

“Elemental Benefit Plans” means all health, welfare, dental, vision, sickness, death, life, flexible spending, supplemental unemployment benefit, bonus, change of control, retention, severance, termination, loan, allowance, spending account, profit sharing, saving, insurance, incentive, incentive compensation, or deferred compensation plans, share purchase, share options, share compensation, or other equity-based compensation plans, disability, pension (including superannuation) or retirement income or savings plans, post-retirement, vacation or other paid time off, top-up parental leave and any other arrangements or benefit plans, policies, programs, arrangements, or practices, including payroll practices (whether oral or written, formal or informal, funded or unfunded) maintained for, available to or otherwise relating to any current or former Employee, officer, director or Independent Contractor (a) which are sponsored, maintained, contributed to or required to be contributed to by Elemental or any of its subsidiaries, or (b) for which Elemental or any of its subsidiaries has any actual or contingent liability or obligation with respect to any current or former employee, officer, director or Independent Contractor of Elemental or any of its subsidiaries (or to any spouse, dependant or beneficiary of any such Person), excluding Statutory Plans and written employment Contracts that do not provide for notice of termination or pay in lieu in excess of reasonable notice of termination at common law, but including the Elemental Omnibus Compensation Plan and the options to acquire Elemental Shares issued pursuant to, and governed by, the legacy option scheme of Altus Strategies Plc that were assumed by Elemental pursuant to the merger on August 16, 2022 between Elemental and Altus Strategies Plc;

“Elemental Board” means the board of directors of Elemental as the same is constituted from time to time;

“Elemental Board Recommendation” has the meaning ascribed to such term in Section 2.6(c);

“Elemental Change in Recommendation” means, any time prior to the Elemental Meeting: (a) the Elemental Board fails to unanimously (subject to abstentions of any conflicted director) recommend or withdraws, amends, modifies or qualifies the Elemental Board Recommendation in a manner adverse to EMX or publicly proposes or states its intention to do any of the foregoing, (b) the Elemental Board fails to publicly reaffirm (without qualification) the Elemental Board Recommendation within five (5) Business Days after having been requested in writing by EMX, acting reasonably, to do so (or in the event that the Elemental Meeting is scheduled to occur within such five (5) Business Day period, prior to the third (3rd) Business Day prior to the date of the Elemental Meeting), or (c) the Elemental Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend, an Acquisition Proposal or takes no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for more than five (5) Business Days (or beyond the third (3rd) Business Day prior to the date of the Elemental Meeting, if such date is sooner) after such Acquisition Proposal’s public announcement or public disclosure;

“Elemental Circular” means the notice of the Elemental Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to the Elemental Shareholders, as amended, supplemented or otherwise modified from time to time;

“Elemental Convertible Securities” means the Elemental Options and the Elemental RSUs;

“Elemental Credit Agreement” means the credit agreement dated December 1, 2022 (as amended as of June 21, 2023, December 15, 2023, June 5, 2024 and November 13, 2024, respectively) between, among others, Elemental, as borrower, National Bank of Canada, as administrative agent, and the financial institutions from time to time party thereto as lenders;

“Elemental Data Room” means the material contained in the virtual data room established by Elemental on [Redacted - Data Room Information] as of 5:00 (Vancouver time) on September 3, 2025;

“Elemental Disclosure Letter” means the disclosure letter executed by Elemental and delivered to EMX on the date hereof;

“Elemental Expense Reimbursement Event” has the meaning ascribed to such term in Section 7.4(h)(iii);

“Elemental Financing” means a non-brokered private placement of Elemental Shares to raise gross proceeds of US$100,000,001.09 at a price per Elemental Share of: (a) US$1.333 if issued on a pre-Consolidation basis, or (b) US$13.33, if issued on a post-Consolidation basis, to be issued pursuant to the Elemental Financing Subscription Agreement and on terms acceptable to the Parties, acting reasonably, and to be announced concurrently with the announcement of the Arrangement;

“Elemental Financing Subscription Agreement” means the subscription agreement to be entered into by Elemental and the Purchaser on the date hereof in respect of the Elemental Financing;

“Elemental Leased Real Property” has the meaning ascribed to such term in Section (o) of Schedule “D”;

“Elemental Material Contracts” means in respect of Elemental or any of its subsidiaries any Contract: (a) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect; (b) under which Elemental or any of its subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than endorsements for collection in the ordinary course of business) in excess of $2,500,000 in the aggregate; (c) that is a lease, sublease, license or right of way or occupancy agreement for real property which has a value in excess of $2,500,000 and that is material to the business or to an operation of the Elemental or any of its subsidiaries, taken as a whole; (d) that provides for the establishment of, investment in or formation of any partnership or joint venture with an arm’s length Person in which the interest of Elemental or any of its subsidiaries exceeds $2,500,000 (book value); (e) relating to Indebtedness for borrowed money (other than Indebtedness solely among Elemental and/or any of its subsidiaries), whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of $2,500,000; (f) relating to the deferred purchase price of property or assets, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of $2,500,000; (g) under which the Elemental or any of its subsidiaries is obligated to make payments in excess of $2,500,000 per annum (other than payments solely among Elemental and/or any of its subsidiaries); (h) that limits or restricts Elemental or any of its subsidiaries from engaging in any line of business or in any geographic area, except for any such Contract entered into in the ordinary course of business; (j) that restricts Elemental from paying dividends or other distributions to its shareholders; (k) that is an Elemental Royalty Agreement; (l) relating to any interest rate, currency, equity or commodity swap, hedge, derivative, forward or off-take agreement that has a value in excess of $2,500,000, (m) that relates to an acquisition or divestiture for value in excess of $2,500,000; or (n) that is a material agreement with a Governmental Entity;

“Elemental Material Royalty Interests” means the material royalty, net profit, production payment or other interests of Elemental as set out in Schedule 4.1(p) of the Elemental Disclosure Letter;

“Elemental Meeting” means the special meeting of the Elemental Shareholders, including any adjournments or postponements thereof in accordance with the terms of this Agreement, to consider the Elemental Resolutions and any other matters as may be set out in the Elemental Circular and agreed to in writing by EMX, acting reasonably;

“Elemental Omnibus Compensation Plan” means Elemental’s 2020 incentive compensation plan last approved by Elemental’s shareholders on July 29, 2025;

“Elemental Options” means, collectively: (i) the options to acquire Elemental Shares issued pursuant to, or governed by, the Elemental Omnibus Compensation Plan; and (ii) the options to acquire Elemental Shares issued pursuant to, and governed by, the legacy option scheme of Altus Strategies Plc that were assumed by Elemental pursuant to the merger on August 16, 2022 between Elemental and Altus Strategies Plc;

“Elemental Permitted Liens” means, in respect of Elemental or any of its Material Subsidiaries, any one or more of the following:

(a)	Liens for Taxes or unpaid wages which are (i) not delinquent, or (ii) that are being contested in good faith by appropriate proceedings, provided that in either case adequate reserves have been taken on Elemental’s or its Material Subsidiary’s financial statements in accordance with IFRS;

(b)	the Lien of any judgment or award rendered or the Lien of any claim filed which is being contested in good faith by appropriate proceedings and that have been adequately reserved on Elemental’s or its Material Subsidiary’s financial statements in accordance with IFRS;

(c)	any right reserved to or vested in any Governmental Entity by any statutory provision or by the terms of any lease, license, franchise, grant, claim or Authorization of Elemental or any of its Material Subsidiaries, and the right reserved to or vested in any Governmental Entity to terminate any such lease, license, franchise, grant, claim or Authorization or to require annual or other payments as a condition of their continuance, and any reservations, limitations, provisos and conditions expressed in original grants from any Governmental Entity;

(d)	easements, rights-of-way, encroachments, restrictions, covenants, conditions, minor encumbrances and other similar matters that, individually or in the aggregate, do not materially and adversely impact Elemental’s and its Material Subsidiaries’ current or contemplated use, occupancy, utility or value of the applicable real property;

(e)	the Lien resulting from the deposit of cash or securities (i) in connection with Contracts, tenders or expropriation proceedings, or (ii) to secure workers’ compensation, surety or appeal bonds, costs of litigation when required by Law and public and statutory obligations, or (iii) in connection with the discharge of Liens or claims incidental to construction and mechanics’, warehouseman’s, carriers’ and other similar liens;

(f)	landlords’ Liens arising in the ordinary course of business;

(g)	Liens securing Indebtedness pursuant to the Elemental Credit Agreement;

(h)	the extension, renewal or refinancing of any Elemental Permitted Lien, provided that the amount so secured does not exceed the original amount secured immediately prior to such extension, renewal or refinancing and the Lien is not extended to any additional property; and

(i)	as disclosed in Schedule 1.1(b) of the Elemental Disclosure Letter;

“Elemental Resolutions” means the resolutions of the Elemental Shareholders to be considered at the Elemental Meeting approving (a) the Elemental Financing (the “Elemental Financing Resolution”) pursuant to the requirements of MI 61-101; (b) Elemental as a “Control Person” of Elemental pursuant to TSXV policies (the “Elemental Control Person Resolution”); (c) the change of Elemental’s name as set out at Schedule “G” (the “Elemental Name Change Resolution”, which resolution shall be a special resolution of Elemental Shareholders), and/or such other approvals, including disinterested or minority approvals, in each case as may be required by the TSXV and/or Securities Laws, in connection with the transactions contemplated by this Agreement;

“Elemental Royalty Agreements” means the definitive agreements pursuant to which Elemental and/or any of its subsidiaries holds the Elemental Material Royalty Interests, and any ancillary documentation or agreements relating to any security interests granted thereunder;

“Elemental RSUs” means restricted share units granted under, or governed by, the Elemental Omnibus Compensation Plan;

“Elemental Share” means a common share in the capital of Elemental;

“Elemental Shareholder Approval” means the requisite approval of the Elemental Resolutions (other than the Elemental Name Change Resolution) which shall be:

(a) a simple majority of votes cast on the Elemental Financing Resolution, excluding for this purpose votes attached to the Elemental Shares held or controlled by Persons described in items (a) through (d) of Section 8.1(2) of MI 61-101; and

(b) a simple majority votes cast on the Elemental Control Person Resolution, excluding for this purpose Elemental Shares held by the Control Person and its associates and affiliates,

in each case, by the Elemental Shareholders present in person or by proxy at the Elemental Meeting and entitled to vote at the Elemental Meeting;

“Elemental Shareholders” means the holders of Elemental Shares, in such capacity;

“Elemental Supporting Shareholders” means each of the senior officers, directors and significant shareholders of Elemental listed on Schedule “F”;

“Elemental Termination Fee” has the meaning ascribed to such term in Section 7.4(c)(i);

“Elemental Termination Fee Event” has the meaning ascribed to such term in Section 7.4(c)(iii);

“Elemental Underlying Mineral Properties” means the mineral properties or assets underlying the Elemental Material Royalty Interests;

“Elemental Voting Agreements” means the voting and support agreements (including all amendments thereto) between EMX and the Elemental Supporting Shareholders setting forth the terms and conditions upon which they agree to vote their Elemental Shares for and in favour of the Elemental Resolutions;

“Employees” means all employees of a Party or its subsidiaries, as the case may be, including casual, part-time and full-time employees, in each case, whether active or inactive, unionized or non-unionized;

“EMX” has the meaning ascribed thereto in the recitals;

“EMX Balance Sheet” has the meaning ascribed thereto in Section (n) of Schedule “C”;

“EMX Benefit Plans” means all health, welfare, dental, vision, sickness, death, life, flexible spending, supplemental unemployment benefit, bonus, change of control, retention, termination, severance, loan, allowance, spending account, profit sharing, saving, insurance, incentive, incentive compensation, or deferred compensation plans, share purchase, share options, share compensation, or other equity-based compensation plans, disability, pension (including superannuation) or retirement income or savings plans, post-retirement, vacation or other paid time off, top-up parental leave and any other arrangements or benefit plans, policies, programs, arrangements, or practices, including payroll practices (whether oral or written, formal or informal, funded or unfunded) maintained for, available to or otherwise relating to any current or former Employee, officer, director or Independent Contractor (a) which are sponsored, maintained, contributed to or required to be contributed to by EMX or any of its subsidiaries, or (b) for which EMX or any of its subsidiaries has any actual or contingent liability or obligation with respect to any current or former employee, officer, director or Independent Contractor of EMX or any of its subsidiaries (or to any spouse, dependant or beneficiary of any such Person), excluding Statutory Plans and written employment Contracts that do not provide for notice of termination or pay in lieu in excess of reasonable notice of termination at common law, but including the EMX Equity Incentive Plans;

“EMX Board” means the board of directors of EMX as the same is constituted from time to time;

“EMX Board Recommendation” has the meaning ascribed to such term in Section 2.4(c);

“EMX Change in Recommendation” means any time prior to the EMX Meeting: (a) the EMX Board fails to unanimously (subject to abstentions of any conflicted director) recommend or withdraws, amends, modifies or qualifies the EMX Board Recommendation in a manner adverse to Elemental or publicly proposes or states its intention to do any of the foregoing, (b) the EMX Board fails to publicly reaffirm (without qualification) the EMX Board Recommendation within five (5) Business Days after having been requested in writing by Elemental, acting reasonably, to do so (or in the event that the EMX Meeting is scheduled to occur within such five (5) Business Day period, prior to the third (3rd) Business Day prior to the date of the EMX Meeting), or (c) the EMX Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend, an Acquisition Proposal or takes no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for more than five (5) Business Days (or beyond the third (3rd) Business Day prior to the date of the EMX Meeting, if such date is sooner) after such Acquisition Proposal’s public announcement or public disclosure;

“EMX Circular” means the notice of the EMX Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to the EMX Shareholders in connection with the EMX Meeting, as amended, supplemented or otherwise modified from time to time;

“EMX Convertible Securities” means the EMX Options, the EMX Warrants and the EMX RSUs;

“EMX Credit Agreement” means the credit agreement dated June 19, 2024 among EMX, as borrower, Franco-Nevada GLW Holdings Corp., as the lender, and EMX Chile SpA and the other guarantors from time to time, as the guarantors;

“EMX Data Room” means the material contained in the virtual data room established by EMX on [Redacted - Data Room Information] as of 5:00 p.m. (Vancouver time) on September 3, 2025;

“EMX Disclosure Letter” means the disclosure letter executed by EMX and delivered to Elemental on the date hereof;

“EMX DSU Agreements” means the DSU Agreements dated March 31, 2025 entered into between EMX and each holder of EMX DSUs;

“EMX DSUs” means the cash-settled deferred share units issued under the EMX DSU Agreements;

“EMX Equity Incentive Plans” means, collectively, the EMX Option Plan, the EMX RSU Plan and the EMX DSU Agreements;

“EMX Expense Reimbursement Event” has the meaning ascribed to such term in Section 7.4(h)(ii);

“EMX Fairness Opinions” means the opinions of CIBC Capital Markets Inc. and Haywood Securities Inc. to the effect that, as of the date of each such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, respectively, the Consideration to be received by the EMX Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the EMX Shareholders;

“EMX Leased Real Property” has the meaning ascribed to such term in Section (p) of Schedule “C”;

“EMX Material Contracts” means in respect of EMX or any of its subsidiaries any Contract: (a) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect; (b) under which EMX or any of its subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than endorsements for collection in the ordinary course of business) in excess of $2,500,000 in the aggregate; (c) that is a lease, sublease, license or right of way or occupancy agreement for real property which has a value in excess of $2,500,000 and that is material to the business or to an operation of the EMX or any of its subsidiaries, taken as a whole; (d) that provides for the establishment of, investment in or formation of any partnership or joint venture with an arm’s length Person in which the interest of EMX or any of its subsidiaries exceeds $2,500,000 (book value); (e) relating to Indebtedness for borrowed money (other than Indebtedness solely among EMX and/or any of its subsidiaries), whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of $2,500,000; (f) relating to the deferred purchase price of property or assets, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of $2,500,000; (g) under which the EMX or any of its subsidiaries is obligated to make payments in excess of $2,500,000 per annum (other than payments solely among EMX and/or any of its subsidiaries); (h) that limits or restricts EMX or any of its subsidiaries from engaging in any line of business or in any geographic area, except for any such Contract entered into in the ordinary course of business; (j) that restricts EMX from paying dividends or other distributions to its shareholders; (k) that is an EMX Royalty Agreement; (l) relating to any interest rate, currency, equity or commodity swap, hedge, derivative, forward or off-take agreement that has a value in excess of $2,500,000, (m) that relates to an acquisition or divestiture for value in excess of $2,500,000; or (n) that is a material agreement with a Governmental Entity;

“EMX Material Royalty Interests” means the material royalty, net profit, production payment or other interests of EMX as set out in Schedule 3.1(r) of the EMX Disclosure Letter;

“EMX Meeting” means the special meeting of the EMX Shareholders, including any adjournments or postponements thereof in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and any other matters as may be set out in the EMX Circular and agreed to in writing by Elemental, acting reasonably;

“EMX Option Holder” means the holders of EMX Options, in such capacity;

“EMX Option Plan” means the Stock Option Plan of EMX, which was last amended on November 23, 2023 and last approved by EMX Shareholders at the annual general and special meeting on June 2, 2025;

“EMX Options” means the outstanding options of EMX to purchase EMX Shares issued under the EMX Option Plan;

“EMX Permitted Liens” means, in respect of EMX or any of its Material Subsidiaries, any one or more of the following:

(a)	Liens for Taxes or unpaid wages which are (i) not delinquent, or (ii) that are being contested in good faith by appropriate proceedings, provided that in either case adequate reserves have been taken on EMX’s or its Material Subsidiary’s financial statements in accordance with IFRS;

(b)	the Lien of any judgment or award rendered or the Lien of any claim filed which is being contested in good faith by appropriate proceedings and that have been adequately reserved on EMX’s or its Material Subsidiary’s financial statements in accordance with IFRS;

(c)	any right reserved to or vested in any Governmental Entity by any statutory provision or by the terms of any lease, license, franchise, grant, claim or Authorization of EMX or any of its Material Subsidiaries, and the right reserved to or vested in any Governmental Entity to terminate any such lease, license, franchise, grant, claim or Authorization or to require annual or other payments as a condition of their continuance, and any reservations, limitations, provisos and conditions expressed in original grants from any Governmental Entity;

(d)	easements, rights-of-way, encroachments, restrictions, covenants, conditions, minor encumbrances and other similar matters that, individually or in the aggregate, do not materially and adversely impact EMX’s and its Material Subsidiaries’ current or contemplated use, occupancy, utility or value of the applicable real property;

(e)	the Lien resulting from the deposit of cash or securities (i) in connection with Contracts, tenders or expropriation proceedings, or (ii) to secure workers’ compensation, surety or appeal bonds, costs of litigation when required by Law and public and statutory obligations, or (iii) in connection with the discharge of Liens or claims incidental to construction and mechanics’, warehouseman’s, carriers’ and other similar liens;

(f)	landlords’ Liens arising in the ordinary course of business;

(g)	Liens securing Indebtedness pursuant to the EMX Credit Agreement;

(h)	the extension, renewal or refinancing of any EMX Permitted Lien, provided that the amount so secured does not exceed the original amount secured immediately prior to such extension, renewal or refinancing and the Lien is not extended to any additional property; and

(i)	as disclosed in Schedule 1.1(b) of the EMX Disclosure Letter;

“EMX Royalty Agreements” means the definitive agreements pursuant to which EMX and/or any of its subsidiaries holds the EMX Material Royalty Interests, and any ancillary documentation or agreements relating to any security interests granted thereunder;

“EMX RSUs” means restricted share units granted under, or governed by, the EMX RSU Plan;

“EMX RSU Plan” means the Restricted Share Unit Plan of EMX, which was last amended on November 23, 2023 and last approved by EMX Shareholders at the annual general and special meeting on June 28, 2023;

“EMX Securityholder” means a holder of EMX Warrants, EMX Options, EMX Shares, EMX RSUs or EMX DSUs, in such capacity;

“EMX Shareholder Approval” has the meaning ascribed to such term in Section 2.2(c);

“EMX Shareholders” means the holders of EMX Shares, in such capacity; “EMX Shares” means the common shares in the capital of EMX;

“EMX Special Committee” means the special committee of independent members of the EMX Board;

“EMX Supporting Shareholders” means each of the senior officers, directors and significant shareholders of EMX listed on Schedule “E”;

“EMX Termination Fee” has the meaning ascribed to such term in Section 7.4(c)(i);

“EMX Termination Fee Event” has the meaning ascribed to such term in Section 7.4(c)(ii);

“EMX Underlying Mineral Properties” means the mineral properties or assets underlying the EMX Material Royalty Interests;

“EMX Voting Agreements” means the voting and support agreements (including all amendments thereto) between Elemental and the EMX Supporting Shareholders setting forth the terms and conditions upon which they agree to vote their EMX Shares for and in favour of the Arrangement Resolution;

“EMX Warrant Certificate” means the warrant certificate dated April 14, 2022 governing the terms and conditions of the EMX Warrants;

“EMX Warrants” means the outstanding warrants of EMX to purchase EMX Shares;

“Environmental Laws” means all applicable Laws relating to pollution, the protection of the natural environment or the Release of Hazardous Substances into the natural environment and all Authorizations issued pursuant to such Laws;

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended;

“Exchange” means (i) in the case of Elemental, the TSXV, and (ii) in the case of EMX, the TSXV and the NYSE American;

“Exchange Ratio” means: (a) 0.2822 Elemental Shares for each EMX Share, if the Consolidation is completed prior to the Effective Time; or (b) 2.8220 Elemental Shares for each EMX Share, if the Consolidation is not completed prior to the Effective Time;

“Expense Reimbursement” has the meaning ascribed to such term in Section 7.4(h)(i);

“Final Order” means the final order of the Court pursuant to Section 291 of the BCBCA, in form and substance acceptable to EMX and Elemental, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, after being informed of the intention to rely upon the Section 3(a)(10) Exemption with respect to the issuance, exchange and distribution of the Consideration and Replacement Options pursuant to the Arrangement, and approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of EMX and Elemental, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such affirmation, amendment, modification, supplement or variation is acceptable to EMX and Elemental, each acting reasonably);

“Financial Statements” for a Person mean the most recent interim period and annual financial statements of such Person filed as a Public Document in accordance with applicable Securities Laws;

“Form 51-102F5” means Form 51-102F5 as prescribed in National Instrument 51-102 – Continuous Disclosure Obligations;

“Governmental Entity” means: (a) any national, multinational, federal, provincial, state, territorial, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent, commission, bureau, board or authority of any of the foregoing, (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (d) any stock exchange;

“Hazardous Substances” means any material or substance that is prohibited, listed, defined, designated or classified as dangerous, hazardous, radioactive, explosive, corrosive, flammable, leachable, oxidizing, or toxic or a pollutant or a contaminant under or pursuant to any applicable Environmental Laws, and including petroleum and all derivatives thereof or synthetic substitutes therefor (including polychlorinated biphenyls);

“IFRS” means International Financial Reporting Standards, at the relevant time, prepared on a consistent basis;

“Immigration Laws” has the meaning given to it in Section (w)(ix) of Schedule “C”;

“Indebtedness” of any Person means, without duplication, (a) indebtedness of such Person for borrowed money or for the deferred purchase price of property and services, other than trade payables incurred in the ordinary course of business and payable in accordance with customary practices, (b) other indebtedness of such Person which is evidenced by a note, bond, debenture or similar instrument, (c) obligations of such Person under any capital lease, (d) contingent reimbursement or payment obligations of such Person in respect of any letter of credit, bank guarantee or surety bond, (e) to the extent accelerated, the amount which is payable by such Person pursuant to any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contract or other financial instruments for the purpose of hedging positions (after giving effect to all set offs and netting provided for under such interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contract or other financial instruments for the purpose of hedging positions), (f) to the extent recorded as indebtedness on the balance sheet of such Person in accordance with IFRS, financial obligations under any profit sharing, joint venture, limited partnership or similar agreement and (g) the contingent obligations of such Person under any guarantee or other agreement assuring payment of any obligations of any Person of the type described in the foregoing clauses (a) to (f).

“Independent Contractor” of a Party or any of its subsidiaries means (a) any individual independent contractor, consultant or service provider who is not an Employee, or (b) any such individual’s personal services company;

“Intellectual Property” means all of the following that are or may be protected by any Intellectual Property Rights in any jurisdiction, works (including software), inventions (whether patentable or not), industrial designs, trademarks, trade names, business names, corporate names, domain names, website names and world wide web addresses, trade secrets or confidential information, including proprietary and non-public business information, know-how, methods, processes, designs, technology, technical data, schematics, models, simulations and documentation relating to any of the foregoing;

“Intellectual Property Rights” means all patents, utility models, copyright and related rights, trademark rights, rights in goodwill or to sue for passing off, unfair competition rights, rights in designs, rights in computer software, database rights, rights in confidential information, and any other intellectual property rights, in each case whether registered or unregistered and including all applications for and renewals or extensions of such rights, and all similar or equivalent rights or forms of protection in any part of the world;

“Interim Order” means the order made after the application submitted to the Court pursuant to Section 291 of the BCBCA after being informed of the intention to rely upon the exemption from registration under Section 3(a)(10) of the U.S. Securities Act with respect to the Consideration and Replacement Options to be issued pursuant to the Arrangement as contemplated by Section 2.2 hereof, in form and substance acceptable to EMX and Elemental, each acting reasonably, providing for, among other things, the calling and holding of the EMX Meeting, as the same may be amended, affirmed, modified, supplemented or varied by the Court (provided that such amendment, modification, supplement or variation is satisfactory to both EMX and Elemental, acting reasonably);

“Investment Canada Act” means the Investment Canada Act (Canada) and the regulations enacted thereunder;

“Key Regulatory Approvals” means the Regulatory Approvals listed in Schedule 1.1(a) of the EMX Disclosure Letter and Schedule 1.1(a) of the Elemental Disclosure Letter, as applicable;

“Key Third Party Consents” means those notices, consents or approvals required to be delivered to or obtained by EMX or Elemental as applicable from any Person (other than any Governmental Entity), including under any Contract, to proceed with or in connection with the transactions contemplated by this Agreement and the Plan of Arrangement, as listed in Schedule 1.1(a) of the EMX Disclosure Letter or Schedule 1.1(a) of the Elemental Disclosure Letter, as applicable;

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, codes, principles of law and equity, Orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements, , including for greater certainty any Laws designed to prohibit, restrict or regulate actions, including mergers and acquisitions, having the purpose or effect of monopolization or restraint of trade, whether domestic or foreign, and the terms and conditions of any Authorization, and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

“Lease” means any lease, sublease, license, occupancy agreement or other agreement pursuant to which a Party or any of its subsidiaries is vested with rights to use or occupy the EMX Leased Real Property or Elemental Leased Real Property, as the case may be, as amended, modified or supplemented or renewed;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, royalties, encumbrances, easements, servitudes, rights of way, encroachments and title retention agreements, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Material Adverse Effect” means, in respect of EMX or Elemental, any fact, change, event, occurrence, effect, state of facts, or circumstance that, individually or in the aggregate with other such facts, changes, events, occurrences, effects, states of facts or circumstances, is or would reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, financial condition, liabilities (whether absolute, accrued, contingent or otherwise) of such Party and its subsidiaries taken as a whole, other than any fact, change, event, occurrence, effect, state of facts or circumstance resulting from or arising in connection with:

(a)	any change or development generally affecting the mining royalty industry;

(b)	any change (on a current or forward basis) in the price of commodities;

(c)	any climatic or other natural events or conditions, including any hurricane, flood, tornado, earthquake or other natural disaster or man-made disaster or acts of God;

(d)	the commencement or continuation of any epidemic, pandemic or other outbreak of illness or public health event, including the escalation or worsening thereof, and including any measures introduced by any Governmental Entity to address such epidemic, pandemic or other outbreak or public health event;

(e)	the commencement or continuation of war or armed hostilities, any act of terrorism, cyberterrorism, civil unrest, civil disobedience, sabotage, cybercrime, national or international calamity, military action, declaration of a state of emergency or any other similar event, or any change, escalation or worsening thereof;

(f)	any change in IFRS or changes in applicable regulatory accounting requirements applicable to the industries in which such Party or its subsidiaries conducts business, or that result from any action taken for the purpose of complying with any of the foregoing;

(g)	any change or development in global, national or regional economic, political, or financial conditions, including changes in (i) financial markets, credit markets, commodities markets or capital markets, (ii) interest rates and credit ratings, (iii) inflation, (iv) currency exchange rates and (v) the imposition or adjustment of any import or export restriction, prohibition, tariff, duty, charge or Tax by any Governmental Entity;

(h)	any adoption, proposed implementation, repeal, modification, reinterpretation or change in applicable Law, or any executive order issued, or any interpretation or application (or non-application) thereof of or by any Governmental Entity;

(i)	any specific action taken (or omitted to be taken) by such Party that is expressly required to be taken (or, in the case of an omission, expressly prohibited to be taken) pursuant to this Agreement or with the express prior written consent or at the written direction of the other Parties hereto;

(j)	any change in the market price or trading volume of such Party’s securities (it being understood that the causes underlying such change in market price or trading volume may, to the extent not otherwise excluded from the definition of Material Adverse Effect, be taken into account in determining whether a Material Adverse Effect has occurred);

(k)	the failure of such Party to meet any internal or published projections, forecasts or guidance or estimates of revenues, earnings, cash flows or other financial operating metrics of such Party or of any securities analysts before, on or after the date of this Agreement (it being understood that the causes underlying such failure may, to the extent not otherwise excluded from the definition of Material Adverse Effect, be taken into account in determining whether a Material Adverse Effect has occurred);

(l)	the execution or announcement of this Agreement or the Arrangement or the implementation of the Arrangement and the consummation of the transactions contemplated herein, including any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of such Party with any of its customers, employees, shareholders, vendors, distributors, partners or suppliers arising as a direct consequence of same; or

(m)	any matters set forth in Section 1.1 of the Elemental Disclosure Letter or the EMX Disclosure Letter, as applicable;

provided, however, that (i) in the case of clauses (a) through and including (h) of this definition, only to the extent that any such fact, change, event, occurrence, effect, state of facts, liability or circumstances does not have a disproportionate effect on such Party and its subsidiaries, taken as a whole, relative to comparable entities operating in the mining royalty industry, and (ii) references in this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretative for purposes of determining whether a Material Adverse Effect has occurred;

“material fact” has the meaning ascribed to such term under applicable Securities Laws in Canada;

“Material Subsidiaries” means: (a) in respect of Elemental, Elemental Royalties Limited, Altus Strategies Limited, Elemental Royalties Delaware LLC, Elemental Royalties (Australia) Pty Ltd., Elemental One Limited, Altus Royalties Limited, Altus Royalties Holdings Limited, and Altus Royalties Australia Limited; and (b) in respect of EMX, Bullion Monarch Mining Inc., EMX (USA) Services Corp., Bronco Creek Exploration Inc., Eurasia Madencilik Ltd. Sti., Eurasian Royalty Madencilik Anonim Sirketi, EMX Chile SpA, VIAD Royalties AB, and Minera Tercero SpA;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“Misrepresentation” has the meaning ascribed to such term under applicable Securities Laws in Canada;

“NASDAQ” means the NASDAQ Stock Market;

“NYSE American” means the NYSE American LLC;

“OSHA” has the meaning given to it in Section (w)(x) of Schedule “C”;

“Operator” and “Operators” have the meanings ascribed thereto in Section (q) of Schedule “C”;

“Order” means all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations, awards, or decrees of any Governmental Entity (in each case, whether temporary, preliminary or permanent);

“ordinary course of business”, “ordinary course of business consistent with past practice”, or any similar reference, means, with respect to an action taken by a Party or any of its subsidiaries, that such action is consistent in nature and scope with the past practices of such Party or its subsidiaries and is taken in the ordinary course of the normal day-to-day business and operations of such Party or its subsidiaries;

“OTCQX” means the OTCQX market of the OTC Markets Group Inc.;

“Outside Date” means the date that is five (5) months from the date of this Agreement or such later date as may be agreed to in writing by the Parties; provided that if the Effective Date has not occurred by the date that is five (5) months from the date of this Agreement as a result of the failure to satisfy the conditions set forth in Section 6.1(d) and 6.1(e) and no Key Regulatory Approval has been denied by a non-appealable decision of a Governmental Entity, then any Party may elect by notice in writing delivered to the other Parties by no later than 5:00 p.m. (Vancouver time) on a date that is on or prior to such date or, in the case of subsequent extensions, the date that is on or prior to the Outside Date, as previously extended, to extend the Outside Date from time to time by a specified period of not less than 30 days from the then-current Outside Date (including as previously extended); provided further that, notwithstanding the foregoing, (A) a Party shall not be permitted to extend the Outside Date if the failure to satisfy any such condition is primarily the result of the breach of such Party’s failure to comply with any of its covenants in this Agreement; and (B) the aggregate extension period for the Outside Date shall not exceed 90 days from the date that is five (5) months from the date of this Agreement or such other maximum number of days from the date that is five (5) months from the date of this Agreement that may agreed in writing by the Parties;

“Party” means any of EMX, Elemental or Acquireco as the case may be, and “Parties” means all of them, collectively;

“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Personal Information” means (i) all information about an identifiable individual, in any form (whether oral, written or electronic), including any record or data that can be manipulated, linked by any method to identify an individual or (ii) any information that is defined as “personal information,” “personal data,” “personally identifiable information” or words of similar import under any applicable Privacy Laws, Contracts or policies;

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule “A” hereto, and any amendments or variations thereto made in accordance with Section 8.3 hereof or the Plan of Arrangement or at the direction of the Court and agreed to in writing by both EMX and Elemental, each acting reasonably;

“Pre-Closing Reorganization” has the meaning ascribed to such term in Section 5.5(a);

“Prescribed Use of Proceeds” means the use of the proceeds of the Elemental Financing as set out in Schedule 1.1(a) of the Elemental Disclosure Letter;

“Privacy Laws” means any applicable Laws to which the Elemental, EMX or their respective subsidiaries are bound, in each case relating to the Processing or protection of Personal Information, privacy, data security, anti-spam, commercial electronic communications, telephone and other telecommunications, or similar subject matter, including but not limited to the Personal Information Protection and Electronic Documents Act (Canada) and applicable substantially similar provincial Laws as well as Canada’s Anti Spam Legislation;

“Proceeding” means any suit, claim, action, charge, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, examination, assessment, enquiry, investigation or other proceeding commenced, brought, conducted or heard by or before, any Governmental Entity;

“Processing” means any operation or set of operations that is performed upon Personal Information, whether or not by automatic means, such as collecting, using, accessing, recording, reproducing, organizing, structuring, storage, adaptation or alteration, retrieval, consultation, disclosure by transmission, dissemination or otherwise making available, alignment or combination, evaluation or control, modification, blocking, restriction, erasure or destruction, de-identification, anonymization, or classification, and including all “processing” as defined in any Privacy Laws;

“Public Documents” means, in the case of EMX, the SEDAR+ Public Documents and the EDGAR Public Documents and in the case of Elemental, the SEDAR+ Public Documents;

“Purchaser” means Tether Investments, S.A. de C.V.;

“Receiving Party” has the meaning ascribed to such term in Section 7.3(a);

“Recipient” has the meaning specified in the definition of Transferred Information;

“Regulatory Approval” means any sanctions, rulings, consents, authorizations, clearances, orders, exemptions, licences, permits and other approvals under any Law (including the lapse, without objection, of a prescribed time under any Law that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an order prohibiting closing being made) required from any Governmental Entity to proceed with the Arrangement and the transactions contemplated hereby, including the Key Regulatory Approvals;

“Release” means any spill, leak, pumping, addition, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance into the natural environment;

“Replacement Options” has the meaning ascribed to such term in the Plan of Arrangement;

“Representatives” has the meaning ascribed to such term in Section 7.2(a);

“Sanctioned Country” means, at any time, a country, region or territory which is itself the subject or target of comprehensive trade, financial, and investment embargoes and prohibitions (at the time of this Agreement, Cuba (in respect of U.S. Loan Parties only), Iran, North Korea, Syria, the Crimean region of Ukraine, the so-called People’s Republics of Luhansk and Donetsk and the territories they control in the territory of Ukraine, the Russian-occupied area of the Kherson oblast of Ukraine, and the Russian-occupied area of the Zaporizhzhia oblast of Ukraine);

“Sanctions” means the economic or financial sanctions Laws, regulations, anti-terrorism measures, trade embargoes or restrictive measures administered, enacted or enforced by (a) Canada (b) the United States; (c) the United Nations Security Council; (d) the European Union or any member state; (e) the United Kingdom; or (f) other relevant sanctions authority;

“Sanctioned Person” means, at any time, (a) any Person designated in any Sanctions- related list of designated or restricted Persons, (b) any Person operating, organized or resident in a Sanctioned Country, or (c) any Person owned or controlled by or acting on behalf of any such Person or Persons described in the foregoing clauses (a), or (b), and for the purposes of the Special Economic Measures Act (Canada) and the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law)(Canada), includes any entity whose property is deemed to be owned or controlled by such a Person or Persons;

“Section 3(a)(10) Exemption” means the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof with respect to the exchange, issuance, and distribution of the Consideration Shares and Replacement Options;

“Securities Authorities” means the applicable securities commissions and other securities regulatory authorities in each of the provinces and territories of Canada and such other jurisdictions in which a Party is a reporting issuer (as applicable);

“Securities Laws” means, as applicable to a Party, all provincial and territorial securities laws (including the Securities Act (British Columbia)), rules and regulations and published policies and instruments (whether national or multilateral) thereunder in Canada, as now in effect and as they may be promulgated or amended from time to time, and securities laws in the United States including the U.S. Securities Exchange Act, the U.S. Securities Act and all other U.S. federal and state securities Laws and the respective regulations or rules made thereunder, together with all applicable published policy statements, orders, rulings, notices and interpretation notes (in each case, as applicable), and the policies and rules of the Exchange applicable to companies listed thereon;

“SEDAR+” means the System for Electronic Data Analysis and Retrieval + described in National Instrument 13-103 – System for Electronic Data Analysis and Retrieval and available for public view at www.sedarplus.ca;

“SEDAR+ Public Documents” means all forms, reports, schedules, statements, certifications and other documents (including all exhibits and other information incorporated therein, amendments and supplements thereto) that have been publicly filed by the applicable Party on SEDAR+ since January 1, 2023, and are publicly available pursuant to Securities Laws applicable in Canada;

“Solicited Party” has the meaning ascribed to such term in Section 7.2(e);

“Statutory Plans” means statutory benefit plans which Elemental, EMX or any their respective subsidiaries are required to participate in or comply with pursuant to applicable Law, including the Canada Pension Plan and any other benefit plan administered by any federal or provincial Governmental Entity and any benefit plans administered pursuant to applicable health, Tax, workers’ compensation or workplace safety and insurance, and employment insurance Laws;

“Swedish FDI Act” means the Swedish Act (2023:560) on the Screening of Foreign Direct Investments;

“Swedish FDI Approval” means the final non-appealable approval or decision to leave a notification without further action, by the Swedish Inspectorate of Strategic Products in accordance with the Swedish FDI Act (with or without any terms, conditions or commitments);

“Swedish Inspectorate of Strategic Products” means the Swedish Inspectorate of Strategic Products (Sw. Inspektionen för strategiska produkter (ISP));

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal made after the date of this Agreement by a Person, or group of Persons acting jointly or in concert (as such term is defined in National Instrument 62-104 – Take-Over Bids and Issuer Bids), who is or are at arm’s length to the Party subject to the Acquisition Proposal, to acquire (whether by way of a single or multistep transaction or a series of related transactions) not less than: (i) all of the outstanding Elemental Shares or EMX Shares, as applicable, not already owned by such Person or group of Persons, or (ii) all or substantially all of the assets of the Party and its subsidiaries on a consolidated basis, that:

(a)	complies with all applicable Securities Laws and did not result from a breach of Section 7.2 of this Agreement by the Party or its Representatives;

(b)	the board of directors of such Party has determined in good faith, after receiving the advice of its financial advisors and its outside legal advisors, is reasonably capable of being completed in accordance with its terms without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person or Persons making such Acquisition Proposal;

(c)	is not subject to any financing condition and in respect of which adequate arrangements have been made to complete any required financing to consummate the Acquisition Proposal at the time and on the basis set out in such Acquisition Proposal to the satisfaction of the board of directors of such Party, acting in good faith (after consultation with its legal and financial advisors);

(d)	is not subject to any due diligence, or access to information or Persons, condition or conditions (but, for greater certainty, may include a customary access covenant for the purposes of granting reasonable access to properties, books, records and personnel during any interim period if such covenant does not constitute, and there is no related, closing condition);

(e)	in the case of a transaction that involves the acquisition of Elemental Shares or EMX Shares, is made available to all Elemental Shareholders or EMX Shareholders, as the case may be, other than the Person or Persons making such Acquisition Proposal, on the same terms and conditions (including as to the form and amount of consideration);

(f)	the board of directors of such Party has determined in good faith, after receiving the advice of its financial advisors and its outside legal advisors, taking into account all of the terms and conditions of such Acquisition Proposal (including the Person or group of Persons making such Acquisition Proposal and their affiliates), that such Acquisition Proposal would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction that in the case of EMX, is more favourable, from a financial point of view, to the EMX Shareholders and, in the case of Elemental is more favourable, from a financial point of view, to Elemental, than the Arrangement, taking into account any amendments to the terms and conditions of the Arrangement proposed by the other Party pursuant to Section 7.3(b) of this Agreement; and

(g)	the Party has sufficient financial resources available to pay or has made arrangements to pay any Termination Fee payable pursuant to the terms hereof, in accordance with the terms hereof;

“Superior Proposal Notice” has the meaning ascribed to such term in Section 7.3(a)(iii);

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

“Tax Returns” means returns, reports, declarations, elections, designations, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required by a Governmental Entity to be made, prepared or filed by Law in respect of Taxes;

“Taxes” mean any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments in respect thereof imposed by any Governmental Entity, including for greater certainty all income or profits taxes (including Canadian federal, provincial and territorial income taxes), payroll and employee withholding taxes, employment taxes, unemployment insurance, disability taxes, social insurance taxes, sales taxes, use taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, non-resident withholding taxes, mining royalties, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers’ compensation, Canada and other government pension plan premiums or contributions and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which a Party or any of its subsidiaries is required to pay, withhold or collect, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, whether disputed or not;

“Termination Fee” means, as the context requires, either the EMX Termination Fee or the Elemental Termination Fee;

“Titan Property” means the parcel of real property located at 10001 West Titan Road, Littleton, CO 80125, more particularly described as the south half of the southeast quarter of Section 23, Township 6 South, Range 69 West of the 6th principal meridian, except that part described in the Declaration of Taking recorded July 16, 1970, in Book 207, at Page 116, County of Douglas, State of Colorado, together with all improvements located thereon and all appurtenances thereto;

“Transferred Information” means the Personal Information (namely, information about an identifiable individual other than their business contact information when used or disclosed for the purpose of contacting such individual in that individual’s capacity as an employee or an official of an organization and for no other purpose) to be disclosed, transferred or conveyed to Elemental, Acquireco or any of its representatives or agents (on the one hand) or EMX or any of its representatives or agents (on the other hand) (a “Recipient”) by or on behalf of EMX or any of its representatives or agents (on the one hand) or Elemental, Acquireco or any of its representatives or agents (on the other hand) (a “Disclosing Party”) as a result of or in conjunction with the transactions contemplated hereby, and includes all such Personal Information disclosed to the Recipient by a Disclosing Party prior to the execution of this Arrangement;

“TSXV” means the TSX Venture Exchange;

“Union” means any trade union, council of trade union, employee bargaining agent, affiliated bargaining agent, certified association or other similar organization;

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Exchange” means NASDAQ, or at the discretion of Elemental, NYSE American.

“U.S. Securities Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated hereunder;

“U.S. SEC” means the United States Securities and Exchange Commission;

“U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder; and

“WARN Act” has the meaning given to it in Section (w)(xi) of Schedule “C”.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections, paragraphs and Schedules, and the insertion of a table of contents and headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Certain Phrases and References, etc.

The words: (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation”, (ii) “or” is not exclusive, (iii) “day” means “calendar day”, (iv) “hereof”, “herein”, “hereunder” and words of similar import, shall refer to this Agreement as a whole and not to any particular provision of this Agreement, (v) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”, (vi) “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”; and unless stated otherwise, “Article” or “Section” followed by a number or letter mean and refer to the specified Article or Section of this Agreement. The term “made available” means that copies of the subject materials were included in the EMX Data Room or Elemental Data Room, as applicable, as of 5:00 (Vancouver time) on September 3, 2025, or, in the case of the materials referenced in Section (w) of Schedule “C” and Section (v) of Schedule “D”, were provided directly by one Party to a member of senior management of the other Party on or before such time and date. The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement, document or other instrument includes, and is a reference to, this Agreement or such other agreement, document or other instrument as it may have been, or may from time to time be, amended, restated, replaced, modified, supplemented or novated and includes all schedules, exhibits, appendixes or attachments thereto or incorporated by reference therein. Any reference to a Person includes its heirs, administrators, executors, legal representatives, successors and permitted assigns, as applicable.

1.5	Capitalized Terms

All capitalized terms used in any Schedule or in either of the EMX Disclosure Letter or the Elemental Disclosure Letter have the meanings ascribed to them in this Agreement.

1.6	Date for Any Action

If the date on which any action is required or permitted to be taken hereunder by a Party is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

1.7	Time References

References to time are to local time, Vancouver, British Columbia. When computing any time period in this Agreement, the day marking the commencement of the time period shall be excluded but the day of the deadline or expiry of the time period shall be included.

1.8	Statutes

Any reference to a statute refers to such statute and all rules and regulations made or promulgated under it, as it or they may have been or may from time to time be amended, consolidated, replaced or re-enacted, unless stated otherwise.

1.9	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

1.10	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature required to be made shall be made in a manner consistent with IFRS, consistently applied.

1.11	Knowledge

In this Agreement, references to (i) “the knowledge of Elemental” means the actual knowledge, following reasonable inquiry of internal Elemental personnel, of Frederick Bell (Chief Executive Officer of Elemental), David Baker (Chief Financial Officer of Elemental) and David Gossen (General Counsel and Corporate Secretary of Elemental); and (ii) “the knowledge of EMX” means the actual knowledge, following reasonable inquiry of internal EMX personnel, of Michael Winn (Executive Chair of EMX), David M. Cole (Chief Executive Officer of EMX), Stefan Wenger (Chief Financial Officer of EMX) and Malik Duncan (General Counsel of EMX).

1.12	Consent

If any provision requires approval or consent of a Party and such approval or consent is not delivered within the specified time limit, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

1.13	Affiliates and Subsidiaries

(a)	For the purpose of this Agreement:

(i)	a Person is an “affiliate” of another Person if one of them is a subsidiary of the other or each one of them is controlled, directly or indirectly, by the same Person;

(ii)	a “subsidiary” means a Person that is controlled directly or indirectly by another Person and includes a subsidiary of that subsidiary; and

(iii)	a Person is considered to “control” another Person if (A) the first Person beneficially owns or directly or indirectly exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (B) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (C) the second Person is a limited partnership, and the general partner of the limited partnership is the first Person.

(b)	To the extent any covenants or agreements relate, directly or indirectly, to a subsidiary of either EMX or Elemental, each such provision shall be construed as a covenant by EMX or Elemental, as the case may be, to cause (to the fullest extent to which it is legally capable) such subsidiary to perform the required action.

1.14	Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule “A” - Plan of Arrangement Schedule “B” - Arrangement Resolution

Schedule “C” - Representations and Warranties of EMX

Schedule “D” - Representations and Warranties of Elemental and Acquireco Schedule “E” - EMX Supporting Shareholders

Schedule “F” - Elemental Supporting Shareholders Schedule “G” - Governance Matters

ARTICLE 2
THE ARRANGEMENT AND MEETING(S)

2.1	Arrangement

EMX, Elemental and Acquireco agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.2	Interim Order

As soon as reasonably practicable following the date of execution of this Agreement, and in any event no later than September 29, 2025, EMX shall apply to the Court in a manner and form acceptable to Elemental, acting reasonably, pursuant to Section 291 of the BCBCA and prepare, file and diligently pursue an application to the Court for the Interim Order, which shall provide, among other things:

(a)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the EMX Meeting and the manner in which such notice is to be provided;

(b)	for confirmation of the record date for the purpose of determining which EMX Shareholders are entitled to receive notice of, and to vote at, the EMX Meeting;

(c)	that the requisite approval for the Arrangement Resolution (the “EMX Shareholder Approval”) shall be:

(i)	66⅔% of the votes cast on the Arrangement Resolution by the EMX Shareholders present in person or represented by proxy at the EMX Meeting and entitled to vote at the EMX Meeting;

(ii)	66⅔% of the votes cast on the Arrangement Resolution by the EMX Shareholders and EMX Option Holders present in person or represented by proxy at the EMX Meeting and entitled to vote at the EMX Meeting, voting together as a single class; and

(iii)	if, and to the extent, required under applicable Securities Laws applicable in Canada, a simple majority of the votes cast on the Arrangement Resolution by the EMX Shareholders present in person or represented by proxy at the EMX Meeting and entitled to vote at the EMX Meeting excluding for this purpose votes attached to the EMX Shares held or controlled by Persons described in items (a) through (d) of Section 8.1(2) of MI 61-101;

(d)	for the grant of Dissent Rights to registered holders of the EMX Shares as contemplated in the Plan of Arrangement;

(e)	that the EMX Meeting may be adjourned or postponed from time to time by the management of EMX in accordance with the terms of this Agreement or as otherwise agreed to by the Parties without the need for additional approval of the Court;

(f)	that the record date for the EMX Shareholders entitled to receive notice of and to vote at the EMX Meeting will not change in respect of any adjournment(s) or postponement(s) of the EMX Meeting, unless required by the Court;

(g)	notice to the Court that the Parties intend to rely upon the Final Order as a basis for the Section 3(a)(10) Exemption, subject to and conditioned on the Court’s determination that the Arrangement is substantively and procedurally fair to the EMX Shareholders, with respect to the exchange, issuance and distribution of the Consideration and Replacement Options pursuant to the Arrangement, to implement the transactions contemplated hereby in respect of the EMX Shareholders subject to and conditioned upon the Court’s approval of the Arrangement and determination following a hearing at which each Person entitled to receive Consideration and Replacement Options pursuant to the Plan of Arrangement has received adequate notice advising them of their right to attend, appear and be heard in accordance with the procedures set out in the Interim Order that the Arrangement is substantively and procedurally fair and reasonable to each such Person;

(h)	that each EMX Shareholder and any other affected Person shall have the right to appear before the Court at the hearing of the Court to approve the application for the Final Order so long as they file and serve a Response to Petition within a specified reasonable time in accordance with the procedures set out in the Interim Order;

(i)	that in all other respects, the terms, conditions and restrictions of EMX’s Constating Documents, including quorum requirements and other matters, shall apply in respect of the EMX Meeting;

(j)	that the deadline for the submission of proxies by EMX Shareholders for the EMX Meeting shall be 48 hours (excluding Saturdays, Sundays and statutory holidays in Vancouver, British Columbia) prior to the time of the EMX Meeting, subject to waiver by EMX in accordance with the terms of this Agreement;

(k)	that, subject to the discretion of the Court, the EMX Meeting may be held as a virtual or hybrid meeting, and that the EMX Shareholders that participate in the EMX Meeting through virtual means, if applicable, shall be deemed to be present at the EMX Meeting;

(l)	for the notice, service and standing requirements for the application to the Court for the Final Order; and

(m)	for such other matters as EMX and Elemental may reasonably require, as the case may be, subject to obtaining the prior consent of the other Party, such consent not to be unreasonably conditioned, withheld or delayed.

2.3	EMX Meeting

Subject to receipt of the Interim Order and the terms of this Agreement:

(a)	EMX shall convene and conduct the EMX Meeting as soon as practicable following the date hereof, and in any event no later than November 5, 2025, in accordance with the Interim Order, EMX’s Constating Documents and applicable Laws and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the EMX Meeting without the prior written consent of Elemental (such consent not to be unreasonably withheld, conditioned or delayed), except as:

(i)	required for quorum purposes (in which case the EMX Meeting shall be adjourned and not cancelled), by Law or by a Governmental Entity; or

(ii)	if legally required by a valid EMX Shareholder action which is not solicited, facilitated or proposed by EMX or the EMX Board and subject to compliance by EMX with Section 7.2 (in which case the EMX Meeting shall be adjourned and not cancelled); or

(iii)	required or permitted under Section 7.1(d) or Section 7.3(e),

provided that EMX shall cooperate with Elemental and use commercially reasonable efforts to schedule and convene the EMX Meeting (including any adjournment or postponement thereof in accordance with this Agreement) on the same date and at the same time as the Elemental Meeting;

(b)	EMX shall consult with Elemental in fixing the date of the EMX Meeting, promptly give notice to Elemental of the EMX Meeting and shall allow Elemental’s Representatives (including its legal counsel and financial advisor) to attend the EMX Meeting;

(c)	unless the EMX Board has made an EMX Change in Recommendation, EMX shall use its commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted or proposed by any EMX Shareholder that is inconsistent with the Arrangement Resolution, and EMX shall, upon the request of Elemental and at EMX’s expense, retain and use the services of one or more proxy solicitation services firms chosen by EMX, acting reasonably to solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted or proposed by any EMX Shareholder that is inconsistent with the Arrangement Resolution;

(d)	EMX shall provide Elemental with copies of or access to information regarding the EMX Meeting generated by EMX’s transfer agent or any proxy solicitation services firm, as reasonably requested from time to time by Elemental, and instruct its transfer agent or any proxy solicitation services firm retained by EMX to report to Elemental concurrently with their reports to EMX;

(e)	EMX shall advise Elemental as Elemental may reasonably request, and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the EMX Meeting, as to the aggregate tally of the proxies (for greater certainty, specifying votes “for” and votes “against” the Arrangement Resolution) by EMX in respect of the Arrangement Resolution;

(f)	EMX shall not change the record date for EMX Shareholders entitled to vote at the EMX Meeting in connection with any adjournment or postponement of the EMX Meeting unless required by applicable Law or the Interim Order, or with Elemental’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed;

(g)	EMX shall not without the prior written consent of Elemental, not to be unreasonably withheld, conditioned or delayed, waive the deadline for the submission of proxies by EMX Shareholders for the EMX Meeting;

(h)	EMX shall promptly advise Elemental of any known communication (written or oral) received from, or claims brought by (or, to the knowledge of EMX, threatened to be brought by), any Person in opposition to the Arrangement or the EMX Meeting (except for non-substantive communications from any EMX Shareholder that purports to hold less than 0.1% of EMX Shares, provided that communications from such EMX Shareholder are not substantive in the aggregate), and/or any purported exercise or withdrawal of Dissent Rights by EMX Shareholders and, subject to applicable Law, cooperate and provide Elemental with (i) an opportunity to review and comment upon in advance any written communications to be sent by or on behalf of EMX to any such Person, (ii) a copy of any such written communication and (iii) the opportunity to participate with EMX in any discussions, negotiations or Proceedings with or including any such Persons, provided that this Section 2.3(h) shall not apply in respect of a Superior Proposal, for which Section 7.2 shall apply;

(i)	EMX shall not settle, compromise or make any payment with respect to, or agree to settle, compromise or make any payment with respect to, any exercise or purported exercise of Dissent Rights without the prior written consent of Elemental not to be unreasonably withheld, conditioned or delayed;

(j)	EMX shall not waive any failure by any EMX Shareholder to timely deliver a notice of dissent or otherwise duly exercise its Dissent Rights, make any payment or settlement offer, or agree to any payment or settlement prior to the Effective Time with respect to Dissent Rights without the prior written consent of Elemental; and

(k)	at the reasonable request of Elemental from time to time, provide Elemental with a list of (i) the registered EMX Shareholders, together with their addresses and respective holdings of EMX Shares, (ii) the names, addresses and holdings of all Persons having rights issued by EMX to acquire EMX Shares including the holders of EMX Warrants and EMX Options, and (iii) participants and book-based nominee registrants such as CDS & Co. and CEDE & Co., and non-objecting beneficial owners of EMX Shares, together with their addresses and respective holdings of EMX Shares, all as can be reasonably obtained by EMX using the procedures set forth under Securities Laws. EMX shall from time to time require that its registrar and transfer agent furnish Elemental with such additional information, including updated or additional lists of EMX Shareholders, and lists of securities positions and other assistance as Elemental may reasonably request in order to be able to communicate with respect to the Arrangement with the EMX Shareholders and with such other Persons as are entitled to vote on the Arrangement Resolution.

2.4	EMX Circular

(a)	As soon as practicable following the execution of this Agreement, EMX shall prepare the EMX Circular in compliance with applicable Securities Laws and, as soon as practicable after obtaining the Interim Order, shall file the EMX Circular in all jurisdictions where the same is required to be filed and mail the same as required by the Interim Order and in accordance with all applicable Laws, in all jurisdictions where the same is required, complying in all material respects with all applicable Laws on the date of mailing thereof.

(b)	Subject to Elemental’s compliance with its obligations under Section 2.4(d), EMX shall ensure that the EMX Circular complies in all material respects with the Interim Order and all applicable Laws, and, without limiting the generality of the foregoing, that the EMX Circular provides EMX Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the EMX Meeting. EMX shall also ensure that the EMX Circular does not contain, at the time of mailing thereof, any Misrepresentation (other than in respect of any written information with respect to Elemental that is furnished in writing by or on behalf of Elemental for inclusion in the EMX Circular pursuant to Section 2.4(d)) and shall, to EMX’s knowledge, constitute full, true and plain disclosure of all material facts concerning EMX (other than in respect of any written information with respect to Elemental that is furnished in writing by or on behalf of Elemental for inclusion in the EMX Circular pursuant to Section 2.4(d)).

(c)	Without limiting the generality of Section 2.4(b), EMX shall ensure that the EMX Circular includes: (i) a copy of the Interim Order, (ii) a summary of the terms and conditions of this Agreement and the Plan of Arrangement, (iii) a summary and copies of the EMX Fairness Opinions, (iv) a statement that the EMX Board has received the EMX Fairness Opinions and has, after receiving advice from its financial advisors and outside legal counsel, unanimously determined that the Arrangement is in the best interests of EMX and that the EMX Board unanimously recommends that the EMX Shareholders vote in favour of the Arrangement Resolution (the “EMX Board Recommendation”) (with conflicted directors abstaining), and (v) a statement that each EMX Supporting Shareholder has entered into the EMX Voting Agreement pursuant to which such EMX Supporting Shareholder has agreed to vote all of their EMX Shares for and in favour of the Arrangement Resolution.

(d)	Elemental shall furnish in writing to EMX all such information regarding Elemental and Acquireco, its affiliates and the Elemental Shares, as may be reasonably requested by EMX (including pro forma financial statements of Elemental prepared in accordance with IFRS and such other information required by Section 14.2 of Form 51-102F5 and applicable Laws and the Interim Order for inclusion in the EMX Circular, if applicable) in the preparation and filing of the EMX Circular and other documents related thereto. Elemental shall also use commercially reasonable efforts to obtain any necessary consents from its auditors to the use of any financial statements or any other advisors to the use of any expert information required to be included in the EMX Circular. Elemental shall ensure that, to Elemental’s knowledge, no such information furnished in writing by Elemental or its Representatives to EMX will include any Misrepresentation and shall, to Elemental’s knowledge, constitute full, true and plain disclosure of all material facts concerning Elemental, Acquireco and the Elemental Shares to be delivered to the EMX Shareholders as the Consideration.

(e)	EMX shall give Elemental and its outside legal counsel a reasonable opportunity to review and comment on the EMX Circular, prior to the EMX Circular being printed and mailed to the EMX Shareholders and filed with the Securities Authorities, and reasonable and due consideration shall be given to any comments made by Elemental and its outside legal counsel, provided that all information relating solely to Elemental and Acquireco included in the EMX Circular must be in form and content satisfactory to Elemental acting reasonably. EMX shall provide Elemental with a final copy of the EMX Circular prior to mailing to the EMX Shareholders.

(f)	EMX and Elemental shall each promptly notify the other if at any time before the Effective Date it becomes aware (in the case of EMX, only with respect to information regarding EMX and in the case of Elemental, only with respect to information regarding Elemental and Acquireco) that the EMX Circular contains a Misrepresentation, or that otherwise requires an amendment or supplement to the EMX Circular, and the Parties shall cooperate in the preparation of any amendment or supplement to the EMX Circular, as required or appropriate, and EMX shall promptly mail or otherwise publicly disseminate any amendment or supplement to the EMX Circular to the EMX Shareholders and, if required by the Court or applicable Laws, file the same with the Securities Authorities and as otherwise required.

(g)	EMX shall use its commercially reasonable efforts to obtain any necessary consents from any of its advisors to the use of any expert information required to be included in the EMX Circular and to the identification in the EMX Circular of each such advisor.

(h)	EMX shall promptly notify Elemental upon the receipt of any correspondence with respect to the EMX Circular or the Arrangement, whether written or oral, from any Securities Authority or Exchange with respect to the EMX Circular or the Arrangement or any request from any Securities Authority or Exchange for information related to the EMX Circular or the Arrangement or amendments or supplements to the EMX Circular, and shall promptly provide Elemental with copies of all correspondence between EMX and its Representatives, on the one hand, and the Securities Authority or Exchange, on the other hand. EMX shall use its commercially reasonable efforts to respond promptly to any correspondence with respect to the EMX Circular or the Arrangement from any Securities Authority or Exchange with respect to the EMX Circular or the Arrangement, and EMX shall consult with and give reasonable and due consideration to recommendations provided by Elemental and its outside legal counsel prior to submitting to the Securities Authority or Exchange any response to any such correspondence. In connection with the filing of the EMX Circular or the dissemination thereof to the EMX Shareholders, or submitting to any Securities Authority or Exchange any response to any correspondence of any Securities Authority or Exchange with respect thereto, EMX shall provide Elemental and its outside legal counsel a reasonable opportunity to review and comment on such document, responses and/or proposed disclosures and EMX shall give reasonable and due consideration to any comments of Elemental and/or its outside legal counsel prior to such filing, dissemination or submission.

2.5	Elemental Shareholder Approval and Elemental Meeting

Subject to the terms of this Agreement:

(a)	Elemental shall convene and conduct the Elemental Meeting as soon as practicable following the date hereof, and in any event no later than November 5, 2025, in accordance with this Agreement, Elemental’s Constating Documents and applicable Laws and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Elemental Meeting without the prior written consent of EMX (such consent not to be unreasonably withheld, conditioned or delayed), except as:

(i)	required for quorum purposes (in which case the Elemental Meeting shall be adjourned and not cancelled), by Law or by a Governmental Entity; or

(ii)	if legally required by a valid Elemental Shareholder action which is not solicited, facilitated or proposed by Elemental or the Elemental Board and subject to compliance by Elemental with Section 7.2 (in which case the Elemental Meeting shall be adjourned and not cancelled); or

(iii)	required or permitted under Section 7.1(d) or Section 7.3(e),

provided that Elemental shall cooperate with EMX and use commercially reasonable efforts to schedule and convene the Elemental Meeting (including any adjournment or postponement thereof in accordance with this Agreement) on the same date and at the same time as the EMX Meeting;

(b)	Elemental shall consult with EMX in fixing the date of the Elemental Meeting (and use commercially reasonable efforts to set the record date for the Elemental Meeting as the same record date for the EMX Meeting), promptly give notice to EMX of the Elemental Meeting and shall allow EMX’s Representatives (including its legal counsel and financial advisor) to attend the Elemental Meeting;

(c)	unless the Elemental Board has made an Elemental Change in Recommendation, Elemental shall use its commercially reasonable efforts to solicit proxies in favour of the approval of the Elemental Resolutions and against any resolution submitted or proposed by any Elemental Shareholder that is inconsistent with the Elemental Resolutions, and at Elemental’s expense, may retain and use the services of proxy solicitation services firms to solicit proxies in favour of the approval of the Elemental Resolutions and against any resolution submitted or proposed by any Elemental Shareholder that is inconsistent with the Elemental Resolutions;

(d)	Elemental shall provide EMX with copies of or access to information regarding the Elemental Meeting generated by Elemental’s transfer agent or any proxy solicitation services firm, as reasonably requested from time to time by EMX, and instruct its transfer agent or any proxy solicitation services firm retained by Elemental to report to EMX concurrently with their reports to Elemental;

(e)	Elemental shall advise EMX as EMX may reasonably request, and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Elemental Meeting, as to the aggregate tally of the proxies (for greater certainty, specifying votes “for” and votes “against” the Elemental Resolutions) by Elemental in respect of the Elemental Resolutions;

(f)	Elemental shall not change the record date for Elemental Shareholders entitled to vote at the Elemental Meeting in connection with any adjournment or postponement of the Elemental Meeting unless required by applicable Law, or with EMX’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed;

(g)	Elemental shall not without the prior written consent of EMX, not to be unreasonably withheld, conditioned or delayed, waive the deadline for the submission of proxies by Elemental Shareholders for the Elemental Meeting;

(h)	Elemental shall promptly advise EMX of any known communication (written or oral) received from, or claims brought by (or, to the knowledge of Elemental, threatened to be brought by), any Person in opposition to the Elemental Resolutions or the Elemental Meeting (except for non-substantive communications from any Elemental Shareholder that purports to hold less than 0.1% of Elemental Shares, provided that communications from such Elemental Shareholder are not substantive in the aggregate), and, subject to applicable Law, cooperate and provide EMX with (i) an opportunity to review and comment upon in advance any written communications to be sent by or on behalf of Elemental to any such Person, (ii) a copy of any such written communication and (iii) the opportunity to participate with Elemental in any discussions, negotiations or Proceedings with or including any such Persons, provided that this Section 2.3(h) shall not apply in respect of a Superior Proposal, for which Section 7.2 shall apply; and

(i)	at the reasonable request of EMX from time to time, provide EMX with a list of (i) the registered Elemental Shareholders, together with their addresses and respective holdings of Elemental Shares, (ii) the names, addresses and holdings of all Persons having rights issued by Elemental to acquire Elemental Shares including the holders of Elemental Options and Elemental RSUs, and (iii) participants and book-based nominee registrants such as CDS & Co. and CEDE & Co., and non-objecting beneficial owners of Elemental Shares, together with their addresses and respective holdings of Elemental Shares, all as can be reasonably obtained by Elemental using the procedures set forth under Securities Laws. Elemental shall from time to time require that its registrar and transfer agent furnish EMX with such additional information, including updated or additional lists of Elemental Shareholders, and lists of securities positions and other assistance as EMX may reasonably request in order to be able to communicate with respect to the Elemental Resolutions with the Elemental Shareholders and with such other Persons as are entitled to vote on the Elemental Resolutions.

2.6	Elemental Circular

(a)	As soon as practicable following the execution of this Agreement, Elemental shall prepare the Elemental Circular in compliance with applicable Securities Laws and, as soon as practicable, shall file the Elemental Circular where the same is required to be filed and mail the same in accordance with all applicable Laws, in all jurisdictions where the same is required, complying in all material respects with all applicable Laws on the date of filing and mailing thereof.

(b)	Subject to EMX’s compliance with its obligations under Section 2.6(d), Elemental shall ensure that the Elemental Circular complies in all material respects with the all applicable Laws, and, without limiting the generality of the foregoing, that the Elemental Circular provides Elemental Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Elemental Meeting. Elemental shall also ensure that the Elemental Circular does not contain, at the time of mailing thereof, any Misrepresentation (other than in respect of any written information with respect to EMX that is furnished in writing by or on behalf of EMX for inclusion in the Elemental Circular pursuant to Section 2.6(d)) and shall, to Elemental’s knowledge, constitute full, true and plain disclosure of all material facts concerning Elemental (other than in respect of any written information with respect to EMX that is furnished in writing by or on behalf of EMX for inclusion in the Elemental Circular pursuant to Section 2.6(d)).

(c)	Without limiting the generality of Section 2.6(b), Elemental shall ensure that the Elemental Circular includes: (i) a summary of the terms and conditions of the Elemental Financing Subscription Agreement, (ii) a statement that the Elemental Board has, after receiving advice from its outside legal counsel and financial advisors, unanimously determined that the Elemental Financing is in the best interests of Elemental and that the Elemental Board unanimously recommends that the Elemental Shareholders vote in favour of the Elemental Resolutions (with conflicted directors abstaining) (the “Elemental Board Recommendation”), and (iv) a statement that each Elemental Supporting Shareholder has entered into the Elemental Voting Agreement pursuant to which such Elemental Supporting Shareholder has agreed to vote all of their Elemental Shares for and in favour of the Elemental Resolutions.

(d)	EMX shall furnish in writing to Elemental all such information regarding EMX, its affiliates and the EMX Shares, as may be reasonably requested by Elemental in the preparation and filing of the Elemental Circular and other documents related thereto. EMX shall also use commercially reasonable efforts to obtain any necessary consents from any advisors to the use of any expert information required to be included in the Elemental Circular. EMX shall ensure that, to EMX’s knowledge, no such information furnished in writing by EMX or its Representatives to Elemental will include any Misrepresentation and shall, to EMX’s knowledge, constitute full, true and plain disclosure of all material facts concerning EMX.

(e)	Elemental shall give EMX and its outside legal counsel a reasonable opportunity to review and comment on the Elemental Circular, prior to the Elemental Circular being printed and mailed to the Elemental Shareholders and filed with the Securities Authorities, and reasonable and due consideration shall be given to any comments made by EMX and its outside legal counsel, provided that all information relating solely to EMX included in the Elemental Circular must be in form and content satisfactory to EMX acting reasonably. Elemental shall provide EMX with a final copy of the Elemental Circular prior to mailing to the Elemental Shareholders.

(f)	Elemental and EMX shall each promptly notify the other if at any time before the Effective Date it becomes aware (in the case of Elemental, only with respect to information regarding Elemental and in the case of EMX, only with respect to information regarding EMX) that the Elemental Circular contains a Misrepresentation, or that otherwise requires an amendment or supplement to the Elemental Circular, and the Parties shall cooperate in the preparation of any amendment or supplement to the Elemental Circular, as required or appropriate, and Elemental shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Elemental Circular to the Elemental Shareholders and, by applicable Laws, file the same with the Securities Authorities and as otherwise required.

(g)	Elemental shall use its commercially reasonable efforts to obtain any necessary consents from any of its advisors to the use of any expert information required to be included in the Elemental Circular and to the identification in the Elemental Circular of each such advisor.

(h)	Elemental shall promptly notify EMX upon the receipt of any correspondence with respect to the Elemental Circular or the Elemental Resolutions, whether written or oral, from any Securities Authority or Exchange with respect to the Elemental Circular or the Elemental Resolutions or any request from any Securities Authority or Exchange for information related to the Elemental Circular or the Elemental Resolutions or amendments or supplements to the Elemental Circular, and shall promptly provide EMX with copies of all correspondence between Elemental and its Representatives, on the one hand, and the Securities Authority or Exchange, on the other hand. Elemental shall use its commercially reasonable efforts to respond promptly to any correspondence with respect to the Elemental Circular from any Securities Authority or Exchange with respect to the Elemental Circular and Elemental shall consult with and give reasonable and due consideration to recommendations provided by EMX and its outside legal counsel prior to submitting to the Securities Authority or Exchange any response to any such correspondence. In connection with the filing of the Elemental Circular or the dissemination thereof to the Elemental Shareholders, or submitting to any Securities Authority or Exchange any response to any correspondence of any Securities Authority or Exchange with respect thereto, Elemental shall provide EMX and its outside legal counsel a reasonable opportunity to review and comment on such document, responses and/or proposed disclosures and Elemental shall give reasonable and due consideration to any comments of EMX and/or its outside legal counsel prior to such filing, dissemination or submission.

2.7	Final Order

If (a) the Interim Order is obtained and (b) the Arrangement Resolution is approved by EMX Shareholders at the EMX Meeting as provided for in the Interim Order and as required by applicable Law, EMX shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order as soon as reasonably practicable, but in any event not later than five (5) Business Days after the Arrangement Resolution is passed at the EMX Meeting.

2.8	Court Proceedings

In connection with all Proceedings relating to obtaining the Interim Order and the Final Order, EMX shall, subject to the terms of this Agreement:

(a)	diligently pursue, and cooperate with Elemental in diligently pursuing, the Interim Order and the Final Order;

(b)	provide Elemental and its outside legal counsel with a reasonable opportunity to review and comment upon drafts of all material to be filed with, or submitted to, the Court or any Governmental Entity in connection with the Arrangement prior to the service and filing of such materials and will give reasonable and due consideration to such comments, including drafts of the motion for Interim Order and Final Order, affidavits, Interim Order and Final Order or any appeal therefrom, and give reasonable and due consideration to all such comments of Elemental and its outside legal counsel, provided that all information relating to Elemental included in such materials shall be in a form and substance satisfactory to Elemental;

(c)	provide to Elemental and its outside legal counsel, on a timely basis, copies of any Response to Petition, evidence or other documents served on EMX or its outside legal counsel in respect of the application for the Interim Order or the Final Order or any appeal from them, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or the Final Order;

(d)	ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement;

(e)	not file any material with the Court in connection with the Arrangement or serve any such material, or modify or amend or agree to modify or amend any material so filed or served, except as contemplated by this Agreement or with Elemental’s prior written consent, provided that Elemental shall not be required to agree or consent to any increase in or variation in the form of the Consideration or other modification or amendment to such filed or served materials that expands or increases Elemental’s obligations, or diminishes or limits Elemental’s rights, set forth in any such filed or served materials or under this Agreement, the Arrangement, or the EMX Voting Agreements;

(f)	oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement and consult with Elemental with respect to the defense or settlement of any EMX Shareholder or derivative Proceeding and shall not settle in respect of any such Proceeding without Elemental’s prior written consent;

(g)	not object to Elemental’s outside legal counsel making such submissions on the application for the Interim Order and the application for the Final Order as such counsel considers appropriate, acting reasonably, provided that such submissions are consistent with this Agreement and the Plan of Arrangement, and further provided that Elemental’s outside legal counsel advises EMX’s outside legal counsel of the nature of such submissions at least the day before the hearing; and

(h)	if EMX is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, only do so after notice to, and in consultation and cooperation with, Elemental.

2.9	Arrangement and Effective Date

(a)	The Arrangement shall be effective at the Effective Time on date upon which EMX and Elemental agree in writing as the Effective Date, or, in the absence of such agreement, five (5) Business Days following the satisfaction or waiver of all conditions to the completion of the Arrangement set out in Article 6 (excluding the conditions which, by their nature, can only be completed concurrent with the Effective Time), and the transactions comprising the Arrangement shall be deemed to occur in the order set out in the Plan of Arrangement without any further act or formality and shall have all the effects provided by applicable Law.

(b)	The closing of the Arrangement and the transactions contemplated by this Agreement will take place (i) by remote communication and by the exchange of documents by electronic transmission amongst outside legal counsel to the Parties or (ii) as may otherwise be agreed upon by the Parties.

2.10	Payment and Delivery of Consideration

(a)	As soon as reasonably practicable following receipt of the Final Order and in any event no later than the Business Day prior to the Effective Date determined in accordance with Section 2.9, Elemental shall deposit in escrow with the Depositary sufficient Elemental Shares to (i) satisfy the aggregate Consideration to be delivered and paid by Elemental, on behalf of Acquireco, to the EMX Shareholders (other than EMX Shareholders who have validly exercised Dissent Rights and have not withdrawn their notice of dissent); and (ii) reserve for issue and allotment, such number of Elemental Shares as is necessary upon exercise of the Replacement Options and exercise of the EMX Warrants.

(b)	The Depositary shall hold such Consideration as agent and nominee for the EMX Shareholders for distribution to such EMX Shareholders and, upon completion of the Arrangement, the Depositary shall deliver the Elemental Shares deposited with the Depositary pursuant to Section 2.10(a) to EMX Shareholders and EMX Securityholders (other than EMX Shareholders) in accordance with the Plan of Arrangement and the depositary agreement to be entered into among the Parties and the Depositary.

2.11	Withholding Taxes

Elemental, EMX, Acquireco, the Depositary and their respective agents, as applicable, shall be entitled to deduct and withhold from any Consideration or any other amount payable or otherwise deliverable to any EMX Securityholder under this Agreement and the Plan of Arrangement (including any payment to EMX Shareholders who have validly exercised their Dissent Rights) such Taxes or other amounts as Elemental, EMX, Acquireco, the Depositary or their respective agents, as the case may be, may reasonably determine is required to be deducted or withheld with respect to such payment under the Tax Act or any provision of applicable Laws in respect of Taxes. For the purposes hereof, all such deducted or withheld amounts shall be treated as having been paid to the Person in respect of which such deduction or withholding was made on account of the obligation to make payment to such Person hereunder, provided that such deducted or withheld amounts are timely remitted to the appropriate Governmental Entity by or on behalf of Elemental, EMX, Acquireco, the Depositary or their respective agents, as the case may be. To the extent that the amount so required to be deducted or withheld from any payment to an EMX Securityholder exceeds the cash component, if any, of the amount otherwise payable, subject to prior approval of Elemental, any of Elemental, EMX, Acquireco, the Depositary or their respective agents, as the case may be, are hereby authorized to sell or otherwise dispose of such portion of the Consideration issuable as is necessary to provide sufficient funds to Elemental, EMX, Acquireco, the Depositary or their respective agents, as the case may be, to enable it to comply with all applicable deduction or withholding requirements, and Elemental, EMX, Acquireco, the Depositary or their respective agents, as the case may be, shall remit the applicable portion of the net proceeds of such sale (after deduction of all reasonable fees, commissions or costs in respect of such sale) to the appropriate Governmental Entity and shall remit to such EMX Securityholder any unapplied balance of the net proceeds of such sale. Any sale will be made in accordance with applicable Laws and at prevailing market prices and none of Elemental, EMX, Acquireco, the Depositary or their respective agents, as the case may be, shall have any liability to, or be under any obligation to obtain a particular price or to indemnify, any EMX Securityholder in respect of a particular price, for the portion of the Consideration so sold.

2.12	U.S. Securities Law Matters

The Parties agree that the Arrangement shall be carried out with the intention that, and will use their commercially reasonable efforts to ensure that, the issuance of the Elemental Shares to EMX Shareholders as the Consideration and the issuance of Replacement Options to holders of EMX Options pursuant to the Arrangement qualifies for the exemption from the registration requirements of the U.S. Securities Act under the Section 3(a)(10) Exemption and applicable U.S. state securities (Blue Sky) Laws in reliance upon exemptions under applicable U.S. state securities Laws. Each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement as set forth in this Section 2.12. In order to ensure the availability of the Section 3(a)(10) Exemption, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	the Arrangement will be subject to the approval of the Court;

(b)	the Court will be advised as to the intention of the Parties to rely on the Section 3(a)(10) Exemption prior to the Court hearing required to issue the Interim Order;

(c)	the Court will be required to satisfy itself, prior to approval of the Arrangement, and will be asked to approve the substantive and procedural fairness of the Arrangement;

(d)	the Court will hold a hearing before approving the procedural and substantive fairness of the terms and conditions of the Arrangement and that its approval of the Arrangement will be relied upon as a determination that the Court has satisfied itself as to the procedural and substantive fairness of the Arrangement to all EMX Shareholders who are entitled to receive Consideration Shares and Replacement Options pursuant to the Arrangement;

(e)	the Final Order will expressly state that the Arrangement is approved by the Court as being substantively and procedurally fair to the EMX Shareholders to whom Consideration will be issued;

(f)	the Parties will ensure that the EMX Circular is sent to EMX Shareholders and holders of EMX Options, and will provide them with (i) adequate notice advising them of their right to attend the Court hearing and providing them with sufficient information necessary for them to exercise that right, and (ii) advice that the Consideration Shares and Replacement Options issuable pursuant to the Arrangement has not been and will not be registered under the U.S. Securities Act and will be issued and delivered to the EMX Shareholders in reliance on the Section 3(a)(10) Exemption, and that certain restrictions on resale under the securities laws of the United States may be applicable with respect to securities issued to affiliates of Elemental and EMX;

(g)	the Interim Order will specify that each Person entitled to receive Consideration and Replacement Options on completion of the Arrangement will have the right to appear before the Court at the Court hearing on the Final Order and in accordance with the requirements of the Section 3(a)(10) Exemption, so long as such Person files and serves a Response to Petition within a reasonable time in accordance with the procedures set out in the Interim Order;

(h)	each Person entitled to receive the Elemental Shares upon exercise or conversion of Replacement Options or EMX Warrants will be advised that pursuant to the Arrangement, such Elemental Shares will not be issued by Elemental in reliance on the Section 3(a)(10) Exemption, as such exemption does not exempt the issuance of the Elemental Shares upon exercise or conversion of such Replacement Options or EMX Warrants and, as such, the underlying Elemental Shares issuable in respect of the Replacement Options or the EMX Warrants cannot be issued in the U.S. or to a person in the U.S. in reliance upon the Section 3(a)(10) Exemption and the Replacement Options and EMX Warrants may only be exercised pursuant to an effective registration statement or a then-available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws, if any; and

(i)	the Final Order will include a statement to substantially the following effect: “This Order will serve as a basis of a claim to the exemption under Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the exchange, issuance and distribution of securities of Elemental, pursuant to the Plan of Arrangement and is approved by the Court as being substantively and procedurally fair to the EMX Shareholders.”

2.13	Treatment of Convertible Securities

The Parties acknowledge with respect to the outstanding EMX Convertible Securities:

(a)	the EMX Options, EMX RSUs and EMX DSUs shall be treated in accordance with the terms of the Plan of Arrangement;

(b)	the EMX Warrants shall be treated in accordance with the terms of the EMX Warrant Certificate; and

(c)	prior to the Effective Time, the Elemental Board (or an authorized committee thereof) and the EMX Board (or an authorized committee thereof), as applicable, shall take any actions and adopt any resolutions as are required to effectuate the treatment of the EMX Convertible Securities pursuant to the terms of this Section 2.13, and the Plan of Arrangement, as applicable.

2.14	Adjustment to Consideration

Notwithstanding anything in this Agreement to the contrary, if between the date of this Agreement and the Effective Time: (i) Elemental changes the number of Elemental Shares issued and outstanding as a result of a reclassification, consolidation, stock split, stock dividend, recapitalization, subdivision, or other similar transaction, other than the Consolidation, or (ii) EMX changes the number of EMX Shares issued and outstanding as a result of a reclassification, consolidation, stock split, stock dividend, recapitalization, subdivision, or other similar transaction, then in each case, to provide each Party and their respective shareholders the same economic effect as contemplated in this Agreement and the Arrangement but for such circumstances so arising, and to reflect the same good faith mutual intent of the Parties as of the date of this Agreement, the Consideration, the Exchange Ratio, and any other dependent item set out in this Agreement or the Plan of Arrangement, as applicable, shall be adjusted to eliminate the effects of such event, except as may be otherwise agreed by the Parties in writing.

2.15	U.S. Tax Treatment

The Arrangement is intended to qualify as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code, and this Agreement and the Plan of Arrangement are intended to be a “plan of reorganization” within the meaning of the U.S. Treasury Regulations promulgated under Section 368 of the U.S. Tax Code. Each Party hereto shall treat the Arrangement as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code for all U.S. federal income tax purposes, shall treat this Agreement and the Plan of Arrangement as a “plan of reorganization” within the meaning of the U.S. Treasury Regulations promulgated under Section 368 of the U.S. Tax Code, shall cooperate on a reasonable basis consistent with the Parties’ intention that the transactions contemplated by this Agreement and the Plan of Arrangement qualify as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code and shall not take any position on any Tax Return or otherwise take any Tax reporting position inconsistent with such treatment, unless otherwise required by applicable Law. Following the Effective Date, the parties will prepare and file in accordance with U.S. Treasury Regulations a U.S. Internal Revenue Service Form 8937 with respect to the Arrangement. Each Party hereto shall act in a manner that is consistent with the Parties’ intention that the Arrangement be treated as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code for all U.S. federal income tax purposes, and shall not take any action, or knowingly fail to take any action, if such action or failure to act would reasonably be expected to prevent the Arrangement from qualifying as a reorganization. Each Party shall, at the request by either Party (from such Party’s counsel), provide customary tax letters of representation at such time or times as may be reasonably requested by counsel.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF EMX

3.1	Representations and Warranties

(a)	Except as disclosed in the SEDAR+ Public Documents of EMX or set forth in the EMX Disclosure Letter, EMX represents and warrants to Elemental and Acquireco as set forth in Schedule “C” and acknowledges and agrees that Elemental and Acquireco are relying upon such representations and warranties in connection with the entering into of this Agreement.

(b)	Elemental and Acquireco acknowledge and agree that, except as set forth in Schedule “C” or the SEDAR+ Public Documents of EMX, neither EMX nor any other Person has made or makes any other representation and warranty (written or oral, express or implied, or at Law or in equity), with respect to EMX, its subsidiaries, their respective businesses, the past, current or future financial condition of any of their assets, liabilities or operations, their past, current or future profitability or performance, individually or in the aggregate, the accuracy or completeness of any information furnished or made available to Elemental or Acquireco (or any officer, director, employee, representative (including any financial or other advisor) or agent of Elemental or Acquireco) or any other Person in connection with the transactions contemplated hereby, and any such other representations or warranties are expressly disclaimed. No investigation by or on behalf of Elemental or Acquireco prior to the execution of this Agreement will mitigate, diminish or affect the representations and warranties made by EMX in this Agreement.

3.2	Survival of Representations and Warranties

The representations and warranties of EMX contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF ELEMENTAL AND ACQUIRECO

4.1	Representations and Warranties

(a)	Except as disclosed in the SEDAR+ Public Documents of Elemental or as set forth in the Elemental Disclosure Letter, Elemental and Acquireco jointly and severally represent and warrant to EMX as set forth in Schedule “D” and acknowledge and agree that EMX is relying upon such representations and warranties in connection with the entering into of this Agreement.

(b)	EMX acknowledges and agrees that, except as set forth in Schedule “D” or the SEDAR+ Public Documents of Elemental, none of Elemental, Acquireco, nor any other Person has made or makes any other representation and warranty (written or oral, express or implied, or at Law or in equity), with respect to Elemental, its subsidiaries, Acquireco, their respective businesses, the past, current or future financial condition of any of their assets, liabilities or operations, their past, current or future profitability or performance, individually or in the aggregate, the accuracy or completeness of any information furnished or made available to EMX (or any officer, director, employee, representative (including any financial or other advisor) or agent of EMX) or any other Person in connection with the transactions contemplated hereby, and any such other representations or warranties are expressly disclaimed. No investigation by or on behalf of EMX prior to the execution of this Agreement will mitigate, diminish or affect the representations and warranties made by Elemental and Acquireco in this Agreement.

4.2	Survival of Representations and Warranties

The representations and warranties of Elemental and Acquireco contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 5

COVENANTS

5.1	Covenants of EMX Regarding the Conduct of Business

(a)	EMX covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required or permitted by this Agreement (including, for certainty, a Pre-Closing Reorganization) or the Plan of Arrangement or as set out in the EMX Disclosure Letter (which, for greater certainty, do not require the consent of Elemental or Acquireco), as required by applicable Laws or any Governmental Entities, or as consented to by Elemental in writing (such consent not to be unreasonably withheld or delayed), EMX shall, and shall cause each of its Material Subsidiaries to:

(i)	except as disclosed in Schedule 5.1(a) of the EMX Disclosure Letter, conduct its business and affairs and maintain its assets, properties and facilities, in the ordinary course of business consistent with past practice and in accordance, in all material respects, with applicable Laws;

(ii)	except as disclosed in Schedule 5.1(a) of the EMX Disclosure Letter, use commercially reasonable efforts to (A) maintain and preserve in all material respects its present business organization, assets, Authorizations and goodwill, (B) keep available the services of its officers and Employees as a group and (C) preserve the current material relationships with suppliers, distributors, Employees, Independent Contractors, customers and others having business relationships with it; and

(iii)	keep Elemental reasonably informed as to material decisions or actions made or required to be made with respect to, and material developments relating to, the operation of its businesses, provided that such disclosure is not otherwise restricted by reason of confidentiality owed to another Person or prohibited by applicable Law or is in respect of competitively sensitive information.

(b)	Without limiting the generality of the foregoing, from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required by Law, required, provided or permitted by this Agreement (including, for certainty, a Pre-Closing Reorganization) or the Plan of Arrangement or as set out in the EMX Disclosure Letter (which, for greater certainty, do not require the consent of Elemental or Acquireco), EMX shall not, nor shall it permit any of its Material Subsidiaries to, directly or indirectly, without the prior written consent of Elemental (which consent shall not be unreasonably withheld or delayed):

(i)	amend, restate, rescind, alter, enact or adopt all or any portion of any of the Constating Documents of EMX or any of its Material Subsidiaries;

(ii)	issue, sell, pledge, lease, dispose of or encumber, or agree to issue, sell, pledge, lease, dispose of or encumber, any securities of or any securities convertible into securities of EMX (other than in connection with the exercise, redemption or conversion, in accordance with their respective terms, of outstanding EMX Convertible Securities, and other than in as disclosed in Schedule 5.1(b) of the EMX Disclosure Letter) or amend, extend or terminate, or agree to amend, extend or terminate, any of the terms of, or agreements governing, any outstanding securities of EMX or right that is linked in any way to the price of any securities of EMX;

(iii)	split, consolidate or reclassify, or propose to split, consolidate or reclassify, any of its shares or undertake or propose to undertake any other capital reorganization or change in its common shares, any other of its securities or its share capital;

(iv)	reduce the stated capital of any of its securities;

(v)	make, declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) on, or purchase, redeem, repurchase or otherwise acquire, any securities of EMX or any of its Material Subsidiaries, other than pursuant to the settlement of any EMX Convertible Securities that are outstanding as of the date hereof in accordance with their terms;

(vi)	except as disclosed in Schedule 5.1(b) of the EMX Disclosure Letter, reorganize, amalgamate or merge EMX or any of its Material Subsidiaries with any other Person;

(vii)	adopt a plan of liquidation or resolutions providing for the winding-up, liquidation, dissolution, restructuring, recapitalization or other reorganization of EMX or any of its Material Subsidiaries, or file a petition in bankruptcy under any applicable Law on behalf of EMX or any of its Material Subsidiaries, or consent to the filing of any bankruptcy petition against EMX or any of its Material Subsidiaries;

(viii)	except as disclosed in Schedule 5.1(b) of the EMX Disclosure Letter and for EMX Permitted Liens, sell, pledge, lease, license, mortgage, encumber or otherwise dispose of, or permit any of EMX or its Material Subsidiaries to sell, pledge, lease, license, mortgage, encumber or otherwise dispose of, any material property or assets or enter into any agreement or commitment in respect of any of the foregoing;

(ix)	acquire (by merger, consolidation, acquisition of stock or assets or otherwise) or agree to acquire, directly or indirectly, in one transaction or in a series of related transactions, any Person, or make any investment or agree to make any investment, directly or indirectly, in one transaction or in a series of related transactions, either by purchase of shares or securities in, transfers or purchases of, or contributions of capital in respect of, any property or assets of any other Person for an acquisition cost of greater than $1,000,000, and excluding investments in money market or equivalent low risk, short-term government-backed and/or commercial bank financial instruments or securities and investments in subsidiaries;

(x)	make any capital expenditures or commitments, other than in the ordinary course of business consistent with past practice, as authorized in the current budget of EMX;

(xi)	make any changes in financial accounting methods, principles, policies or practices, except as required, in each case, by IFRS or by applicable Law;

(xii)	make, rescind or amend any material Tax election, information schedule, return or designation, settle or compromise any material Tax claim, assessment, reassessment or liability, or materially change any of its methods of reporting income, deductions or accounting for income Tax purposes;

(xiii)	take any action inconsistent with past practice relating to the filing of any Tax Return or the withholding, collecting, remitting and payment of any Tax;

(xiv)	enter into any Tax sharing, Tax allocation, Tax related waiver or Tax indemnification agreement, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

(xv)	fail to pay or cause to be paid all accounts and invoices when due, in any way related to the business, operations and assets of EMX or any of its subsidiaries, in each case in the ordinary course of business, consistent with past practice;

(xvi)	except as disclosed in Schedule 5.1(b) of the EMX Disclosure Letter, pay, discharge or satisfy any material claims, liabilities or obligations other than (A) the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in the EMX financial statements forming part of its Public Documents, (B) any other claims, liabilities, obligations or expenditures that do not exceed $500,000 in the aggregate, or (C) incurred in the ordinary course of business consistent with past practice;

(xvii)	except as disclosed in Schedule 5.1(b) of the EMX Disclosure Letter, except as may be required by the terms of any written employment Contract, written consulting Contract or EMX Benefit Plan existing on the date hereof or as disclosed in Schedule 5.1(b) of the EMX Disclosure Letter: (A) enter into or modify any employment, consulting, severance, change of control, transaction bonus, retention or similar agreements or arrangements with, grant any salary or fee increases to, or grant or increase any bonuses, severance, termination pay, change of control entitlements, retention bonuses or any other benefits or entitlements to or of, any officers or directors, or (B) in the case of Employees or Independent Contractors who are not officers or directors, take any action other than in the ordinary, regular and usual course of business and consistent with past practice with respect to salary or fee increases or the grant or increase of any bonuses, severance, termination pay, change of control entitlements, transaction bonuses, retention bonuses or any other benefits or entitlements; provided, however, that (1) EMX shall abide by the terms and conditions of any employment Contracts and consulting Contracts in respect of any Person who will no longer be employed or retained by Elemental or EMX, as the case may be, after the Arrangement, including with respect to the payments of any severance amounts or change of control payments, if applicable, or (2) if any material amendments or revisions are to be made by EMX to the terms and conditions of any employment Contract and consulting Contract, such amendments and revisions shall only be made with the prior written consent of Elemental;

(xviii)	(A) hire any new Employee, Independent Contractor or service provider, as applicable, of EMX or any of its subsidiaries with total annual remuneration (including contingent remuneration) exceeding $200,000 or who will be a director or officer of EMX or any of its subsidiaries, (B) promote any Employee or Independent Contractor to an annual base compensation level greater than $200,000, (C) remove any director or terminate any officer other than for cause, (D) terminate any Employee or Independent Contractor who is not an officer or director without cause, unless such Employee or Independent Contractor has an annual base compensation of less than $200,000, (E) give notice of termination to Employees that requires the delivery of a group notice of termination to a Governmental Entity, or (F) other than in the ordinary, regular and usual course of business and consistent with past practice, place any Employee on a temporary layoff;

(xix)	except as disclosed in Schedule 5.1(b) of the EMX Disclosure Letter, (A) incur, create, assume, guarantee or otherwise become liable for, any Indebtedness, except for (i) entering into or terminating any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contract or other financial instruments for the purpose of hedging positions in the ordinary course of business, (ii) borrowings under credit facilities in effect as of the date of this Agreement in the ordinary course of business (including the Indebtedness incurred or to be incurred under the EMX Credit Agreement), (iii) letters of credit, bank guarantees, reclamation bonds, financial assurances or other guarantees and contingent reimbursement or payment obligations in respect of environmental or other obligations, (iv) borrowings under facilities entered into solely between EMX or a Material Subsidiary and EMX or a direct or indirect subsidiary of EMX (so long as such borrowings are disclosed to Elemental in a timely manner), (v) any unsecured Indebtedness under any corporate or employee credit card programs of EMX or any of its subsidiaries not exceeding $250,000 in the aggregate at any time or (vi) guarantees, keep-well or other similar agreements entered into by EMX or any of its Material Subsidiaries in support of obligations of EMX or any of its subsidiaries not otherwise prohibited by this Agreement or in support of Indebtedness of the type described in clauses (i) through (v) above of EMX or any of its subsidiaries; (B) make any loans, advances (other than any advances to employees in the ordinary course of business) or capital contributions to, or investments in, any other person, other than (I) to any joint venture of EMX or any of its Material Subsidiaries that exists as of the date of this Agreement in the ordinary course of business and (II) to EMX or any of its subsidiaries (so long as such borrowings are disclosed to Elemental in a timely manner); or (C) enter into lease arrangements that are associated with approved capital expenditure plans other than in the ordinary course of business;

(xx)	except as disclosed in Schedule 5.1(b) of the EMX Disclosure Letter, pay, discharge, settle, satisfy, compromise, waive, assign or release any material claims, rights, liabilities or obligations (including any Proceeding by any Governmental Entity) other than: (A) the payment, discharge or satisfaction, in the ordinary course of business, of liabilities reflected or reserved against in EMX’s publicly disclosed financial statements or incurred in the ordinary course of business; or (B) payment of any fees related to the Arrangement;

(xxi)	enter into or adopt any shareholder rights plan or similar agreement or arrangement;

(xxii)	except as disclosed in Schedule 5.1(b) of the EMX Disclosure Letter, engage in any transaction with any senior management Employee, vice- president Employee, director or any of their immediate family members (including spouses) or any related party (within the meaning of MI 61-101), other than (A) expense reimbursements, payments and advances in the ordinary course of business, (B) employment Contracts with Employees hired in accordance with Section 5.1(b)(xviii), or (C) transactions between EMX and a subsidiary of EMX or between subsidiaries of EMX, or as disclosed in Schedule 5.1(b) of the EMX Disclosure Letter;

(xxiii)	prepay any long-term Indebtedness before its scheduled maturity, other than in connection the repayment of Indebtedness under the EMX Credit Agreement from the proceeds of the Elemental Financing;

(xxiv)	enter into any agreement or arrangement that would limit or restrict in any material respect EMX and the subsidiaries of EMX from carrying on any business in any manner;

(xxv)	materially change the business carried on by EMX and the subsidiaries of EMX, taken as a whole;

(xxvi)	enter into or amend any Contract with any broker, finder or investment banker, including any amendment to any Contracts listed in Schedule 5.1(b) of the EMX Disclosure Letter;

(xxvii)	except as disclosed in Schedule 5.1(b) of the EMX Disclosure Letter, waive, release, relinquish, terminate, grant or transfer any rights of value under, or fail to take any action that results in the termination of, any Authorizations or any EMX Royalty Agreement or EMX Material Royalty Interest;

(xxviii)	except as disclosed in Schedule 5.1(b) of the EMX Disclosure Letter, conduct any write-off, capitalisation or other action in respect of any intercompany loans and balances between EMX and/or between any other wholly-owned subsidiary of EMX except in the ordinary course of business consistent with past practice or in connection with this Agreement or the transactions contemplated hereby;

(xxix)	amend, restate, rescind, alter, enact or adopt all or any portion of any EMX Benefit Plan except as required by applicable Law, except as disclosed in Schedule 5.1(b) of the EMX Disclosure Letter;

(xxx)	increase or supplement, or commit to increase or supplement, any contribution, premium or benefit payable to or on behalf of an Employee under any EMX Benefit Plan, except in the ordinary course of business consistent with past practice or as disclosed in Schedule 5.1(b) of the EMX Disclosure Letter;

(xxxi)	take any action that would reasonably be expected to interfere with or be inconsistent with the completion of the Arrangement or the transactions contemplated in this Agreement; or

(xxxii)	authorize, agree, resolve or otherwise commit, whether or not in writing, directly or indirectly, to do any of the foregoing.

(c)	EMX shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by EMX or any of its subsidiaries, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re- insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that, subject to Section 5.7, none of EMX or any of its subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months.

(d)	EMX shall promptly notify Elemental in writing of any circumstance or development that, to the knowledge of EMX, has or would reasonably be expected to have a Material Adverse Effect in respect of EMX.

(e)	Nothing contained in this Agreement shall give Elemental, directly or indirectly, the right to direct or control EMX’s business and operations prior to the Effective Time. Prior to the Effective Time, EMX shall exercise, consistent with the terms of this Agreement, control and supervision over its business and operations. Nothing in this Agreement, including any of the restrictions set forth herein, shall be interpreted in such a way as to place any Party in violation of applicable Law.

(f)	For greater certainty, nothing in this Agreement will restrict EMX or any of its subsidiaries from incurring and paying costs and expenses in connection with the transactions contemplated by this Agreement, including all legal, accounting, financial advisory, printing and other administrative or professional fees, the fees of its financial advisors, including in connection with the receipt and consideration of expressions of interest from Persons other than Elemental prior to the execution of this Agreement, the negotiation and settlement of this Agreement, the preparation and mailing of the EMX Circular, the convening of the EMX Meeting, applications for the Interim Order and Final Order, the solicitation of proxies in respect of the EMX Meeting and structuring and completion of the transactions contemplated herein.

5.2	Covenants of Elemental Regarding the Conduct of Business

(a)	Elemental covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required or permitted by this Agreement or the Plan of Arrangement or as set out in the Elemental Disclosure Letter (which, for greater certainty, do not require the consent of EMX), as required by applicable Laws or any Governmental Entities or as consented to by EMX in writing (such consent not to be unreasonably withheld or delayed), Elemental shall, and shall cause each of its Material Subsidiaries and Acquireco to:

(i)	conduct its business and affairs, and maintain its assets, properties and facilities, in the ordinary course of business consistent with past practice and in accordance, in all material respects, with applicable Laws;

(ii)	use commercially reasonable efforts to (A) maintain and preserve in all material respects its present business organization, assets, Authorizations and goodwill, (B) keep available the services of its officers and Employees as a group and (C) preserve the current material relationships with suppliers, distributors, Employees, Independent Contractors, customers and others having business relationships with it;

(iii)	use the proceeds of the Elemental Financing only in accordance with the Prescribed Use of Proceeds; and

(iv)	keep EMX reasonably informed as to material decisions or actions made or required to be made with respect to, and material developments relating to, the operation of its businesses, provided that such disclosure is not otherwise restricted by reason of confidentiality owed to another Person or prohibited by applicable Law or is in respect of competitively sensitive information.

(b)	Without limiting the generality of the foregoing, from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required by Law, required, provided or permitted by this Agreement or the Plan of Arrangement, or as set out in the Elemental Disclosure Letter (which, for greater certainty, do not require the consent of EMX), Elemental shall not, nor shall it permit any of its Material Subsidiaries or Acquireco to, directly or indirectly, without the prior written consent of EMX (which consent shall not be unreasonably withheld or delayed):

(i)	amend, restate, rescind, alter, enact or adopt all or any portion of any of the Constating Documents of Elemental, any of its Material Subsidiaries or Acquireco;

(ii)	issue, sell, pledge, lease, dispose of or encumber, or agree to issue, sell, pledge, lease, dispose of or encumber, any securities of or any securities convertible into securities of Elemental (other than (A) in connection with the exercise, redemption or conversion, in accordance with their respective terms of outstanding Elemental Convertible Securities, and other than in as disclosed in Schedule 5.2(b) of the Elemental Disclosure Letter; or (B) pursuant to the Elemental Financing) or amend, extend or terminate, or agree to amend, extend or terminate, any of the terms of, or agreements governing, any outstanding securities of Elemental or right that is linked in any way to the price of any securities of Elemental;

(iii)	other than the Consolidation, split, consolidate or reclassify, or propose to split, consolidate or reclassify, any of its shares or undertake or propose to undertake any other capital reorganization or change in its common shares, any other of its securities or its share capital;

(iv)	reduce the stated capital of any of its securities;

(v)	make, declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) on, or purchase, redeem, repurchase or otherwise acquire, any securities of Elemental, any of its Material Subsidiaries or Acquireco, other than pursuant to the settlement of any Elemental Convertible Securities that are outstanding as of the date hereof in accordance with their terms;

(vi)	reorganize, amalgamate or merge Elemental, any of its Material Subsidiaries or Acquireco with any other Person;

(vii)	adopt a plan of liquidation or resolutions providing for the winding-up, liquidation, dissolution restructuring, recapitalization or other reorganization of Elemental, any of its Material Subsidiaries or Acquireco, or file a petition in bankruptcy under any applicable Law on behalf of Elemental or any of its Material Subsidiaries or Acquireco, or consent to the filing of any bankruptcy petition against Elemental or any of its Material Subsidiaries or Acquireco;

(viii)	except for Elemental Permitted Liens, sell, pledge, lease, license, mortgage, encumber or otherwise dispose of, or permit any of Elemental, its Material Subsidiaries or Acquireco to sell, pledge, lease, license, mortgage, encumber or otherwise dispose of, any material property or assets or enter into any agreement or commitment in respect of any of the foregoing;

(ix)	acquire (by merger, consolidation, acquisition of stock or assets or otherwise) or agree to acquire, directly or indirectly, in one transaction or in a series of related transactions, any Person, or make any investment or agree to make any investment, directly or indirectly, in one transaction or in a series of related transactions, either by purchase of shares or securities in, transfers or purchases of, or contributions of capital in respect of, any property or assets of any other Person for an acquisition cost of greater than $1,000,000, and excluding investments in money market or equivalent low risk, short-term government-backed and/or commercial bank financial instruments or securities and investments in subsidiaries;

(x)	make any capital expenditures or commitments other than in the ordinary course of business consistent with past practice, as authorized in the current budget of Elemental;

(xi)	make any changes in financial accounting methods, principles, policies or practices, except as required, in each case, by IFRS or by applicable Law;

(xii)	make, rescind or amend any material Tax election, information schedule, return or designation, settle or compromise any material Tax claim, assessment, reassessment or liability, or materially change any of its methods of reporting income, deductions or accounting for income Tax purposes;

(xiii)	take any action inconsistent with past practice relating to the filing of any Tax Return or the withholding, collecting, remitting and payment of any Tax;

(xiv)	enter into any Tax sharing, Tax allocation, Tax related waiver or Tax indemnification agreement, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

(xv)	fail to pay or cause to be paid all accounts and invoices when due, in any way related to the business, operations and assets of Elemental or any of its subsidiaries, in each case in the ordinary course of business, consistent with past practice;

(xvi)	pay, discharge or satisfy any material claims, liabilities or obligations other than (A) the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in the Elemental financial statements forming part of its Public Documents, (B) any other claims, liabilities, obligations or expenditures that do not exceed $500,000 in the aggregate, or (C) incurred in the ordinary course of business consistent with past practice;

(xvii)	except as may be required by the terms of any written employment Contract, written consulting Contract or Elemental Benefit Plan existing on the date hereof or as disclosed in Schedule 5.2(b) of the Elemental Disclosure Letter, (B) enter into or modify any employment, consulting, severance, change of control, transaction bonus, retention or similar agreements or arrangements with, grant any salary or fee increases to, or grant or increase any bonuses, severance, termination pay, change of control entitlements, retention bonuses or any other benefits or entitlements to or of, any officers or directors, or (B) in the case of Employees or Independent Contractors who are not officers or directors, take any action other than in the ordinary, regular and usual course of business and consistent with past practice with respect to salary or fee increases or the grant or increase of any bonuses, severance, termination pay, change of control entitlements, transaction bonuses, retention bonuses or any other benefits or entitlements; provided, however, that (1) Elemental shall abide by the terms and conditions of any employment Contracts and consulting Contracts in respect of any Person who will no longer be employed or retained by EMX or Elemental, as the case may be, after the Arrangement, including with respect to the payments of any severance amounts or change of control payments, if applicable, or (2) if any material amendments or revisions are to be made by Elemental to the terms and conditions of any employment Contract and consulting Contract, such amendments and revisions shall only be made with the prior written consent of EMX;

(xviii)	(A) hire any new Employee, Independent Contractor or service provider as applicable, of Elemental or any of its subsidiaries with total annual remuneration (including contingent remuneration) exceeding $200,000 or who will be a director or officer of Elemental or any of its subsidiaries, (B) promote any Employee or Independent Contractor to an annual base compensation level greater than $200,000, (C) remove any director or terminate any officer other than for cause, (D) terminate any Employee or Independent Contractor who is not an officer or director without cause, unless such Employee or Independent Contractor has an annual base compensation of less than $200,000, (E) give notice of termination to Employees that requires the delivery of a group notice of termination to a Governmental Entity, or (F) other than in the ordinary, regular and usual course of business and consistent with past practice, place any Employee on a temporary layoff;

(xix)	(A) incur, create, assume, guarantee or otherwise become liable for, any Indebtedness, except for (i) entering into or terminating any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contract or other financial instruments for the purpose of hedging positions in the ordinary course of business, (ii) borrowings under credit facilities in effect as of the date of this Agreement in the ordinary course of business (including the Indebtedness incurred or to be incurred under the Elemental Credit Agreement), (iii) letters of credit, bank guarantees, reclamation bonds, financial assurances or other guarantees and contingent reimbursement or payment obligations in respect of environmental or other obligations, (iv) borrowings under facilities entered into solely between Elemental or a Material Subsidiary and Elemental or a direct or indirect subsidiary of Elemental (so long as such borrowings are disclosed to EMX in a timely manner), (v) any unsecured Indebtedness under any corporate or employee credit card programs of Elemental or any of its subsidiaries not exceeding $250,000 in the aggregate at any time or (vi) guarantees, keep- well or other similar agreements entered into by Elemental or any of its Material Subsidiaries in support of obligations of Elemental or any of its subsidiaries not otherwise prohibited by this Agreement or in support of Indebtedness of the type described in clauses (i) through (v) above of Elemental or any of its subsidiaries; (B) make any loans, advances (other than any advances to employees in the ordinary course of business) or capital contributions to, or investments in, any other person, other than (I) to any joint venture of Elemental or any of its Material Subsidiaries that exists as of the date of this Agreement in the ordinary course of business and (II) to Elemental or any of its subsidiaries (so long as such borrowings are disclosed to EMX in a timely manner); or (C) enter into lease arrangements that are associated with approved capital expenditure plans other than in the ordinary course of business;

(xx)	except as disclosed in Schedule 5.2(b) of the Elemental Disclosure Letter, pay, discharge, settle, satisfy, compromise, waive, assign or release any material claims, rights, liabilities or obligations (including any Proceeding by any Governmental Entity) other than: (A) the payment, discharge or satisfaction, in the ordinary course of business, of liabilities reflected or reserved against in Elemental’s publicly disclosed financial statements or incurred in the ordinary course of business; or (B) payment of any fees related to the Arrangement;

(xxi)	enter into or adopt any shareholder rights plan or similar agreement or arrangement;

(xxii)	other than the Elemental Financing or as otherwise disclosed in Section 5.2(b) of the Elemental Disclosure Letter, engage in any transaction with any senior management Employee, vice-president Employee, director or any of their immediate family members (including spouses) or any related party (within the meaning of MI 61-101), other than (A) expense reimbursements, payments and advances in the ordinary course of business, (B) employment Contracts with Employees hired in accordance with Section 5.2(b)(xviii), or (C) transactions between Elemental and a subsidiary of Elemental or between subsidiaries of Elemental;

(xxiii)	prepay any long-term Indebtedness before its scheduled maturity;

(xxiv)	enter into any agreement or arrangement that would limit or restrict in any material respect Elemental and the subsidiaries of Elemental from carrying on any business in any manner;

(xxv)	materially change the business carried on by Elemental and the subsidiaries of Elemental, taken as a whole;

(xxvi)	enter into or amend any Contract with any broker, finder or investment banker, including any amendment to any Contracts listed in Schedule 5.2(b) of the Elemental Disclosure Letter;

(xxvii)	waive, release, relinquish, terminate, grant or transfer any rights of value under, or fail to take any action that results in the termination of, any Authorizations or any Elemental Royalty Agreement or Elemental Material Royalty Interest;

(xxviii)	conduct any write-off, capitalisation or other action in respect of any intercompany loans and balances between Elemental and/or between any other wholly-owned subsidiary of Elemental except in the ordinary course of business consistent with past practice or in connection with this Agreement or the transactions contemplated hereby;

(xxix)	amend, restate, rescind, alter, enact or adopt all or any portion of any Elemental Benefit Plan except as required by applicable Law or except as disclosed in Schedule 5.2(b) of the Elemental Disclosure Letter;

(xxx)	increase or supplement, or commit to increase or supplement, any contribution, premium or benefit payable to or on behalf of an Employee under any Elemental Benefit Plan, except in the ordinary course of business consistent with past practice or as disclosed in Schedule 5.2(b) of the Elemental Disclosure Letter;

(xxxi)	take any action that would reasonably be expected to interfere with or be inconsistent with the completion of the Arrangement or the transactions contemplated in this Agreement; or

(xxxii)	authorize, agree, resolve or otherwise commit, whether or not in writing, directly or indirectly, to do any of the foregoing.

(c)	Elemental shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by Elemental or any of its subsidiaries, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

(d)	Elemental covenants and agrees that until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(i)	Elemental shall, and shall use its commercial best efforts to cause the Purchaser to, comply with its obligations under the Elemental Financing Subscription Agreement in all material respects and shall perform all of its obligations under the Elemental Financing Subscription Agreement in good faith and on a timely basis;

(ii)	Elemental shall, and shall use its commercial best efforts to cause the Purchaser to, use commercially reasonable efforts to satisfy (or cause the satisfaction of) all conditions precedent to the completion of the Elemental Financing to the extent the same is within its control such that closing of the Elemental Financing shall occur concurrently with the Closing;

(iii)	Elemental shall, and shall use its commercial best efforts to cause the Purchaser to, not take or cause to be taken any action, or refrain from taking, any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or the Elemental Financing Subscription Agreement (with the exception of the transactions contemplated by this Agreement) or which would reasonably result in a breach or default under, or be expected to, individually or in the aggregate, prevent, materially impede or materially delay the consummation of the Elemental Financing; and

(iv)	Elemental shall, and shall use its commercial best efforts to cause the Purchaser to, not amend the Elemental Financing Subscription Agreement, or waive any provision thereunder, in any manner without the prior written consent of EMX (not to be unreasonably withheld, delayed or conditioned), other than any proposed amendment to the number of Elemental Shares to be subscribed for by the Purchaser or the purchase price for the Elemental Shares, in each case as set out in the Elemental Financing Subscription Agreement, which consent may be delivered or withheld in EMX’s sole discretion), nor consent, waive or otherwise approve any breach or default by the Purchaser of its obligations under the Elemental Financing Subscription Agreement.

(e)	Elemental shall, subject to compliance with applicable Laws, provide information reasonably requested by EMX regarding the status of the Elemental Financing.

(f)	Elemental shall promptly notify EMX in writing of any circumstance or development that, to the knowledge of Elemental, has or would reasonably be expected to have a Material Adverse Effect in respect of Elemental or the Elemental Financing.

(g)	Nothing contained in this Agreement shall give EMX, directly or indirectly, the right to direct or control Elemental’s business and operations prior to the Effective Time. Prior to the Effective Time, Elemental shall exercise, consistent with the terms of this Agreement, control and supervision over its business and operations. Nothing in this Agreement, including any of the restrictions set forth herein, shall be interpreted in such a way as to place any Party in violation of applicable Law.

(h)	For greater certainty, nothing in this Agreement will restrict Elemental or any of its subsidiaries from incurring and paying costs and expenses in connection with the transactions contemplated by this Agreement, including all legal, accounting, financial advisory, printing and other administrative or professional fees, the fees of its financial advisors, including in connection with the receipt and consideration of expressions of interest from Persons other than EMX prior to the execution of this Agreement, the negotiation and settlement of this Agreement, the preparation and mailing of the Elemental Circular, the convening of the Elemental Meeting, the solicitation of proxies in respect of the Elemental Meeting and structuring and completion of the transactions contemplated herein.

5.3	Covenants Relating to the Arrangement

(a)	Subject to the terms and conditions of this Agreement, including Section 5.4 (which shall govern in connection with obtaining Regulatory Approvals), each of the Parties covenants and agrees that during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(i)	it shall, and shall cause its subsidiaries to, use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other commercially reasonable actions and to do, or cause to be done, all other commercially reasonable things necessary, proper or advisable under all Laws to complete the Arrangement, including using commercially reasonable efforts to promptly:

(B)	obtain and/or maintain all necessary Authorizations as are required to be obtained by it under applicable Law;

(C)	upon reasonable consultation with the other Party, oppose, lift or rescind any injunction, restraining order, or other order or action seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement; provided that neither Party, nor any of their respective subsidiaries, will consent to the entry of any judgment or settlement with respect to any such lawsuit or proceeding without the prior written approval of the other Party, not to be unreasonably withheld, conditioned or delayed;

(D)	effect all necessary notifications, registrations, filings and submissions of information required by Governmental Entities relating to the Arrangement;

(E)	(1) obtain and/or maintain all Key Third Party Consents and (2) obtain and/or maintain all consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are required under any EMX Material Contracts or Elemental Material Contracts (as applicable) in connection with the Arrangement, in each case, (I) on terms that are satisfactory to the Parties, acting reasonably, or (II) without paying, and without committing itself or the other Party or any of its subsidiaries to pay any consideration or incur any liability or obligation without the prior written consent of the other Party (except for any fees chargeable by any Governmental Entity and except for payments contracted for with a Person or a payment to a Person to cover such Person’s reasonable expenses associated therewith), and provided that with respect to the EMX Credit Agreement which is to be repaid in connection with Closing, the foregoing will only be obtained and maintained for the period between the date of this Agreement and Closing.

(F)	cooperate with the other Party in connection with the performance by it and its subsidiaries of their obligations hereunder; and

(G)	use its commercially reasonable efforts to carry out all actions necessary to ensure the availability of the exemption from registration under Section 3(a)(10) of the U.S. Securities Act and applicable U.S. state securities laws for the issuance of the Consideration Shares and Replacement Options pursuant to the Plan of Arrangement;

(ii)	carry out the terms of the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by applicable Law on it or its subsidiaries with respect to this Agreement or the Arrangement; and

(iii)	not take any action and not refrain from taking any commercially reasonable action or permit any action to be taken or any commercially reasonable action not be taken, which is inconsistent with this Agreement or which would reasonably be expected to materially delay or impede the consummation of the Arrangement.

(b)	Elemental shall apply for and use commercially reasonable efforts to, prior to the completion of the Arrangement, obtain approval or authorization of the listing and posting for trading on the TSXV of the Consideration Shares and the Elemental Shares issuable on exercise of the Replacement Options and on exercise of the EMX Warrants, subject only to satisfaction of the customary listing conditions.

(c)	Elemental shall apply for and use commercially reasonable efforts to obtain the approval for listing of the Elemental Shares, including the Consideration Shares and the Elemental Shares issuable on exercise of the Replacement Options and on exercise of the EMX Warrants, on a U.S. Exchange, subject to customary listing conditions, upon or prior to the completion of the Arrangement;

(d)	Elemental shall use commercially reasonable efforts, to prepare for filing, on or as promptly as practicable following the Effective Time, a registration statement(s) on an appropriate form or forms with the U.S. SEC to register the issuance of Elemental Shares upon exercise of the Replacement Options except where such issuance would be exempted from the registration requirement of the U.S. Securities Act pursuant to available exemptions thereunder.

(e)	EMX and Elemental shall cooperate with each other in respect of Sections 5.3(b) and 5.3(d), including by providing information reasonably requested by the other Party in connection therewith in a timely manner.

(f)	Subject to the terms and conditions of this Agreement and of the Plan of Arrangement and applicable Laws, Elemental shall pay, on behalf of Acquireco, the aggregate Consideration to be paid pursuant to the Arrangement at the time and in the manner provided herein.

5.4	Regulatory Approvals

(a)	The Parties agree to use their respective commercially reasonable efforts to obtain all Regulatory Approvals and to effect all necessary notifications, registrations, applications, filings and submissions of information required by Governmental Entities or advisable in order to obtain the Regulatory Approvals or otherwise relating to the Arrangement, as soon as reasonably practicable and in any event, in order to allow the Effective Time to occur before the Outside Date.

(b)	Without limiting the generality of Section 5.4(a):

(i)	in respect of the Swedish FDI Approval, the Parties shall reasonably cooperate, acting in good faith, to determine whether it is necessary or advisable to obtain the Swedish FDI Approval in respect of the transactions contemplated by this Agreement, and, if the Parties determine that the Swedish FDI Approval is necessary or advisable, AcquireCo and Elemental shall, within ten (10) Business Days of the date of such determination, submit a notification to the Swedish Inspectorate of Strategic Products and Acquireco and Elemental will use commercially reasonable efforts to ensure that such notification is complete on the day of submission. In the event that the Swedish Inspectorate of Strategic Products advises that such notification (if submitted) is not considered complete, Acquireco and Elemental will use commercially reasonable efforts to submit the required information as soon as reasonably possible after receiving such advice;

(ii)	no Party shall extend or consent to any extension of any applicable waiting or review period or enter into any agreement with a Governmental Entity to not consummate the transactions contemplated by this Agreement, except upon the prior written consent of the other Parties;

(iii)	the Parties shall exchange drafts of all submissions, correspondence, filings, presentations, applications, plans, consent agreements, or other documents to be made or submitted to or filed with any Governmental Entity in respect of the transaction contemplated by this Agreement, will consider in good faith any suggestions made by the other Parties and their counsel and will provide the other Parties and their counsel with final copies of all such submissions, correspondence, filings, presentations, applications, plans, consent agreements and other documents, and all pre-existing business records or other documents, submitted to or filed with any Governmental Entity in respect of the transactions contemplated by this Agreement; provided, however, that, subject to Section 5.4(c), information indicated by a Party to be competitively sensitive shall be provided on an external counsel-only basis (to the extent permitted under applicable Laws or appliable rules governing the legal profession);

(iv)	the Parties shall (and shall cause their respective affiliates to) coordinate and cooperate in exchanging information and supplying assistance that is reasonably requested in connection with this Section 5.4;

(v)	the Parties shall (and shall cause their respective affiliates to) cooperate on a timely basis in the preparation of any response by the other Party to any request for additional information received by such other Party from a Governmental Entity in connection with the Regulatory Approvals;

(vi)	the Parties shall (and shall cause their respective affiliates to) promptly provide or submit all documentation and information that is required by applicable Law or a Governmental Entity in connection with obtaining the Regulatory Approvals;

(vii)	the Parties shall (and shall cause their respective affiliates to) keep each other fully apprised of all written and oral communications with any Governmental Entity with respect to the Regulatory Approvals and provide each other with copies of any written or electronic communication received from Governmental Entities and summaries of any verbal communications received, with respect to all applications, filings or other processes in respect of the Regulatory Approvals;

(viii)	the Parties shall (and shall cause their respective affiliates to), where practicable, provide advance notice and the opportunity to attend and participate in all material meetings, telephone calls or other discussions with Governmental Entities in respect of the Regulatory Approvals, provided, however, that, subject to Section 5.4(c), where competitively sensitive information may be discussed or communicated, the other Parties' external legal counsel shall be provided with any such communications or information on an external counsel-only basis and shall have the right to participate in any such meetings on an external counsel-only basis (to the extent permitted under applicable Laws or applicable rules governing the legal profession); and

(ix)	each Party shall make available its Representatives, on the reasonable request of the other Parties and their counsel, to assist in obtaining the Regulatory Approvals, including by (A) taking part in meetings with key stakeholders and Governmental Entities, (B) providing strategic input, including on any materials prepared for obtaining the Regulatory Approvals, and (C) responding promptly to requests for support, documents, information, comments or input where reasonably requested in connection with the Regulatory Approvals.

(c)	With respect to Sections 5.4(b)(iii) and (viii) above, where a Party (in this Section 5.4 only, the “Disclosing Party”) provides any submissions, communications, information, correspondence, filings, presentations, applications, plans, consent agreements or other documents to the other Parties (in this Section 5.4 only, the “Receiving Parties”) on an external counsel-only basis (to the extent permitted under applicable Laws or applicable rules governing the legal profession), the Disclosing Party shall also provide the Receiving Parties with a redacted version of any such submissions, communications, information, correspondence, filings, presentations, applications, plans, consent agreements or other documents.

(d)	If any objections are asserted by any Governmental Entity under any Law with respect to the transactions contemplated by this Agreement, or if any Proceeding is instituted or threatened by any Governmental Entity challenging or which could lead to a challenge of any of the transactions contemplated by this Agreement as not in compliance with any Law or as not satisfying any applicable legal text under a Law necessary to obtain the Regulatory Approvals, each of the Parties shall use commercially reasonable efforts consistent with the terms of this Agreement to resolve or avoid such Proceeding, including by using its commercially reasonable efforts to avoid, oppose or seek to have lifted or rescinded any Order that would restrain, prevent or delay the closing of the Arrangement and defending any Proceedings challenging, impeding or delaying this Agreement or the consummation of the Arrangement, so as to allow the Effective Time to occur on or prior to the Outside Date.

(e)	The Parties shall not, and shall not allow any of their respective affiliates to, take any action or to fail to take any commercially reasonable action or enter into any transaction, including any merger, acquisition, business combination, joint venture, disposition, lease or Contract, that would reasonably be expected to make obtaining the Regulatory Approvals materially more difficult or challenging, or reasonably be expected to materially delay the obtaining of the Regulatory Approvals.

(f)	All filing and similar fees paid to Governmental Entities associated with obtaining the Regulatory Approvals, including applicable Taxes, shall be shared by the Parties equally.

(g)	Notwithstanding the provisions of this Section 5.4, in connection with applying for and obtaining the Regulatory Approvals, no Party shall have any obligation to propose, negotiate, accept, agree to and/or effect (i) the sale, assignment, amendment, licence, separate holding, divestiture, disposition or termination of any assets, properties, products, businesses, Contracts, Authorizations or financing arrangements of such Party or any of its subsidiaries, or (ii) any behavioural or other remedy or undertaking imposing conditions, restraints, amendments or limitations on the assets, properties, products, businesses, contracts, Authorizations or financing arrangements of such Party or any of its subsidiaries.

5.5	Pre-Closing Reorganization

(a)	Subject to Section 5.5(b), EMX agrees that, upon request of Elemental, EMX shall use commercially reasonable efforts to: (i) perform such reorganizations of its corporate structure, capital structure, business, operations and assets or such other transactions as Elemental may request, acting reasonably (each a “Pre-Closing Reorganization”), and (ii) cooperate with Elemental and its advisors to determine the nature of the Pre-Closing Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken, and (iii) cooperate with Elemental and its advisors to seek to obtain any consents, approvals, waivers or similar authorizations which are reasonably required by Elemental (based on the terms of any Contract or Authorization) in connection with the Pre-Closing Reorganizations, if any, provided that such consents, approvals, waivers or similar authorizations have been set out in the notice delivered to EMX pursuant to Section 5.5(c).

(b)	EMX will not be obligated to participate in any Pre-Closing Reorganization under Section 5.5(a) unless EMX determines, acting reasonably, that such Pre-Closing Reorganization:

(i)	can be completed as close as reasonably practicable prior to the Effective Time, and can be unwound in the event the Arrangement is not consummated without adversely affecting EMX, any of its subsidiaries, or the EMX Securityholders in any material respect;

(ii)	is not prejudicial to EMX or the EMX Securityholders in any material respect;

(iii)	does not require the approval of the EMX Securityholders to proceed absent any required consent of any Person where the failure to obtain such consent would reasonably be expected to have a material adverse impact upon EMX and its subsidiaries (including any Regulatory Approval);

(iv)	does not require EMX or its subsidiaries to take any action that would reasonably be expected to result in Taxes being imposed on, or any adverse Tax or other consequences to, any EMX Securityholders incrementally greater than the Taxes or other consequences to such Person in connection with the completion of the Arrangement in the absence of action being taken pursuant to this Section 5.5;

(v)	does not result in (A) any material breach by EMX or any of its subsidiaries of any EMX Material Contract, (B) any breach by EMX of EMX’s Constating Documents or applicable Law, or (C) any breach by any of EMX’s subsidiaries of its constating documents or applicable Law;

(vi)	does not impair the ability of EMX to consummate, and will not materially delay the consummation of, the Arrangement and would not reasonably be expected to prevent any Person from making a Superior Proposal;

(vii)	does not reduce or change the form of the Consideration provided for under the Arrangement;

(viii)	does not unreasonably interfere with EMX’s material operations prior to the Effective Time; and

(ix)	does not require the directors, officers, employees or agent of EMX or its subsidiaries to take any action in any capacity other than as director, officer, employee or agent or that would reasonably be expected to result in such Person incurring personal liability.

(c)	Elemental must provide written notice to EMX of any proposed Pre-Closing Reorganization at least thirty (30) days prior to the Effective Date. Upon receipt of such notice, EMX and Elemental shall work cooperatively and use their commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Closing Reorganization, including any amendment to this Agreement or the Plan of Arrangement and shall seek to have any such Pre-Closing Reorganization made effective as of the last moment of the Business Day ending immediately prior to the Effective Date (but after Elemental has waived or confirmed that all of the conditions set out in Section 6.1 and Section 6.2 have been satisfied).

(d)	Elemental agrees that it will be responsible for all costs and expenses associated with any Pre-Closing Reorganization to be carried out at its request and shall indemnify and save harmless EMX and its affiliates and Representatives from and against any and all liabilities, Taxes, losses, damages, claims, costs, expenses, interest awards, judgements and penalties suffered or incurred by any of them in connection with or as a result of any such Pre-Closing Reorganization (including in respect of any reversal, modification or termination of a Pre-Closing Reorganization) and that any Pre-Closing Reorganization will not be considered in determining whether a representation or warranty of EMX under this Agreement has been breached (including where any such Pre-Closing Reorganization requires the consent of any Person under a Contract).

5.6	Public Communications

(a)	Elemental and EMX agree to issue a joint press release with respect to this Agreement and the Arrangement promptly following the execution of this Agreement, the text and timing of such announcement to be approved by EMX and Elemental in advance, each acting reasonably and without delay.

(b)	Elemental and EMX agree to cooperate and participate in: (i) the preparation of presentations to Elemental Shareholders, EMX Shareholders or the financial analyst community in general regarding the Arrangement; (ii) issuing any press releases or otherwise making public statements or public disclosures with respect to this Agreement or the Arrangement or matters relating to the Arrangement; and (iii) making any filing with any Governmental Entity or with any stock exchange, with respect to this Agreement or the Arrangement or the transactions contemplated hereby and thereby. Except as required by applicable Law, no Party shall: (i) issue any press release or otherwise make public statements with respect to this Agreement or the Arrangement without the consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed, or (ii) make any filing with any Governmental Entity with respect to this Agreement or the Arrangement without the consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed. Each Party shall enable the other Party to review and comment on all such press releases prior to the release thereof and shall enable the other Party to review and comment on such filings prior to the filing thereof; provided, however, that the foregoing (i) and (ii) shall not prohibit any Party from making any disclosure or filing required by applicable Laws or expressly permitted by this Agreement, and if such disclosure or filing is so required or permitted and the other Party has not reviewed or commented on the disclosure or filing, the Party making such disclosure or filing shall use commercially reasonable efforts to give prior oral or written notice to the other Party, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing. For the avoidance of doubt, the foregoing shall not prevent any Party from making internal announcements to Employees, and having discussions with shareholders and financial analysts and other stakeholders regarding this Agreement or the Arrangement so long as the content of such statements and announcements are consistent with the content contained in the prior public disclosures made by such Party in respect of which the other Party’s consent was obtained. Notwithstanding the foregoing, the provisions of this Section 5.6 related to the approval or contents of filings with Governmental Entities will not apply with respect to filings in connection with the Regulatory Approvals, the EMX Circular, the Interim Order or the Final Order which are governed by other sections of this Agreement. The restrictions set forth in this Section 5.6 shall not apply to any release or public statement in connection with any dispute regarding this Agreement or the transactions contemplated hereby or pursuant to Section 7.2(g).

5.7	Insurance and Indemnification

(a)	Prior to the Effective Time, EMX shall purchase customary “tail” policies of directors’ and officers’ liability insurance from an insurance company of nationally recognized standing providing protection no less favourable in the aggregate to the protection provided by the policies maintained by EMX and its subsidiaries which are in effect immediately prior to the Effective Time and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Time and Elemental shall, or shall cause EMX and its subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six (6) years after the Effective Date; provided that Elemental shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that (i) the cost of such policies shall not exceed 250% of EMX’s and its subsidiaries’ current annual aggregate premium for directors’ and officers’ liability insurance policies currently maintained by EMX or its subsidiaries unless (ii) the cost of such policies is in excess of 250%, but in any event not in excess of 400%, of EMX’s and its subsidiaries’ current annual aggregate premium for directors’ and officers’ liability insurance policies currently maintained by EMX or its subsidiaries, in which case EMX shall reasonably consult with Elemental before such policy is finalized.

(b)	From and after the Effective Time, Elemental shall honour all rights to indemnification or exculpation existing as of the date hereof in favour of present and former Employees, officers and directors of EMX or any subsidiary of EMX, as applicable, under: (i) applicable Law, (ii) any Contracts, as disclosed in Schedule 5.7(b) of the EMX Disclosure Letter, or (iii) EMX’s Constating Documents or the constating documents of any subsidiary of EMX. Elemental acknowledges and agrees that such rights, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years after the Effective Date.

(c)	If Elemental, EMX or any of their respective subsidiaries, successors or assigns (i) consolidates or amalgamates with, or merges or liquidates into, any other Person and is not a continuing or surviving corporation or entity of such consolidation, amalgamation, merger, amalgamation or liquidation, or (ii) transfers all or substantially all of its properties and assets to any Person, the Parties shall ensure that any such successor or assign (including, as applicable, any acquirer of substantially all of the properties and assets of EMX, Elemental or their respective subsidiaries) assumes all of the obligations set forth in this Section 5.7.

(d)	The provisions of this Section 5.7 are intended for the benefit of, and shall be enforceable by, each insured or indemnified Person, his or her heirs and his or her legal representatives and, for such purpose, each of Elemental and EMX hereby confirms that it is acting as agent on their behalf. Furthermore, this Section 5.7 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six (6) years.

5.8	EMX Exchange Delisting; Ceasing to be a Reporting Issuer; U.S. Exchange Listing

Subject to applicable Law, each of EMX and Elemental agrees to use its commercially reasonable efforts to, and to cooperate with the other Party in taking, or causing to be taken, all actions necessary to: (a) delist the EMX Shares from the TSXV, NYSE American and Frankfurt Stock Exchange on or promptly following the Effective Date, (b) cause EMX to cease to be a reporting issuer under applicable Securities Laws applicable in Canada and the United States as soon as reasonably practicable following the Effective Date; (c) on or prior to the Effective Date, cause the Elemental Shares to be approved for listing on a U.S. Exchange, subject to only customary listing conditions, and (d) on or as soon as practicable following the Effective Date, file a registration statement(s) on an appropriate form or forms with the U.S. SEC to register the issuance of Elemental Shares upon exercise or conversion of the Replacement Options and the EMX Warrants, as applicable, except where such issuance would be exempted from the registration requirement of the U.S. Securities Act pursuant to available exemptions thereunder.

5.9	Transferred Information

(a)	Each Disclosing Party acknowledges and confirms that the disclosure of Transferred Information is necessary for the purposes of determining if the parties shall proceed with the transactions contemplated herein, and that the disclosure of Transferred Information relates solely to the carrying on of the business and the completion of the transactions contemplated herein. The Parties agree that the primary purpose or result of the transactions contemplated herein is not the purchase, sale or other acquisition or disposition, or lease of Personal Information.

(b)	Each Disclosing Party covenants and agrees to, upon request, use reasonable efforts to advise the Recipient of all documented purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates and all additional documented purposes where the Disclosing Party has notified the individual of such additional purpose, and where required by Laws, obtained the consent of such individual to such use or disclosure.

(c)	In addition to its other obligations hereunder, Recipient covenants and agrees to: (i) prior to the completion of the transactions contemplated herein, collect, use and disclose the Transferred Information solely for the purpose of reviewing and completing the transactions contemplated herein, including for the purpose of determining to complete such transactions, (ii) protect and safeguard the Transferred Information using security safeguards appropriate to the sensitivity of the Transferred Information and in accordance with Privacy Laws, (iii) after the completion of the transactions contemplated herein, collect, use and disclose the Transferred Information only for those purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates or for the completion of the transactions contemplated herein, unless (A) the Disclosing Party or Recipient have first notified such individual of such additional purpose, and where required by Laws, obtained the consent of such individual to such additional purpose, or (B) such use or disclosure is permitted or authorized by Laws, without notice to, or consent from, such individual, (iv) where required by Laws, promptly notify the individuals to whom the Transferred Information relates that the transactions contemplated herein have taken place and that the Transferred Information has been disclosed to Recipient, (v) return or destroy the Transferred Information, at the option of the Disclosing Party, should the transactions contemplated herein not be completed, and (vi) notwithstanding any other provision herein, where the disclosure or transfer of Transferred Information to Recipient requires the consent of, or the provision of notice to, the individual to which such Transferred Information relates, to not require or accept the disclosure or transfer of such Transferred Information until the Disclosing Party has first notified such individual of such disclosure or transfer and the purpose for same, and where required by Laws, obtained the individual’s consent to same and to only collect, use and disclose such information to the extent necessary to complete the transactions contemplated herein and as authorized or permitted by Laws.

(d)	Recipient shall at all times keep strictly confidential all Transferred Information provided to it and shall instruct those employees or advisors responsible for processing such Transferred Information to protect the confidentiality of such information in a manner consistent with the Recipient’s obligations hereunder and according to applicable Laws.

(e)	Recipient shall ensure that access to the Transferred Information shall be restricted to those employees or advisors of the respective Recipient who have a bona fide need to access such information in order to complete the transactions contemplated herein.

(f)	Elemental and EMX acknowledge and agree that information furnished pursuant to this Section 5.9 shall be subject to the terms and conditions of the Confidentiality Agreement.

5.10	Elemental Guarantee

Elemental hereby unconditionally and irrevocably guarantees the due and punctual performance by Acquireco of each and every covenant and obligation of Acquireco arising under this Agreement. Elemental hereby agrees that EMX shall not have to proceed first against Acquireco before exercising its rights under this guarantee against Elemental and Elemental agrees to be jointly and severally liable with Acquireco for all guaranteed obligations as if it were the principal obligor of such obligations.

5.11	Governance and Employee Matters

The Parties shall take all steps (including passing all resolutions) necessary to implement the governance matters set out in Schedule “G” with effect as and from the Effective Time. In connection with the implementation of such governance matters, prior to the Effective Date and with effect at the Effective Time:

(a)	Elemental shall use commercially reasonable efforts to:

(i)	fix the number of directors of the Elemental Board as set out in Schedule “G”;

(ii)	obtain and deliver at the Effective Time (A) the resignations and mutual releases, effective as of the Effective Time, of those directors of Elemental, its Material Subsidiaries and Acquireco who are not continuing as directors of the combined company after the Effective Date (which determination shall be made by the Parties, each acting reasonably), in each case, in form and substance satisfactory to Elemental and EMX, each acting reasonably, and (B) separation agreements, effective as of the Effective Time, with those members of senior management set forth in Schedule “G” who will be terminated by Elemental as of the Effective Time as in form and substance satisfactory to Elemental, EMX and the applicable member of management, each acting reasonably, provided that each such separation agreement shall (1) be conditional upon consummation of the Arrangement; (2) be effective as at the Effective Time; (3) provide for the severance payments payable to such member of management pursuant to such member of management’s employment or consulting arrangements with Elemental and applicable Law; and (4) contain a mutual release; and

(iii)	subject to such individual, as determined by the Parties, acting reasonably, in consultation with outside legal counsel (A) meeting the qualification requirements to serve as a director of Elemental under the Securities Laws of the applicable Exchange(s), (B) being eligible under applicable Law and Elemental’s Constating Documents to serve as a director and (C) delivering to Elemental a signed consent to act as a director of the Elemental Board, cause each of the individuals listed in Schedule “G” to be appointed to the Elemental Board;

(b)	EMX shall use commercially reasonable efforts to:

(i)	fix the number of directors of the EMX Board as set out in Schedule “G”;

(ii)	obtain and deliver at the Effective Time (A) the resignations and mutual releases, effective as of the Effective Time, of those directors of EMX and its Material Subsidiaries who are not continuing as directors of the combined company or an affiliate after the Effective Date (which determination shall be made by the Parties, each acting reasonably), in each case, in form and substance satisfactory to Elemental and EMX, each acting reasonably, and (B) separation agreements, effective as of the Effective Time, with those members of senior management set forth in Schedule “G” who will be terminated by EMX as of the Effective Time as in form and substance satisfactory to Elemental, EMX and the applicable member of management, each acting reasonably, provided that each such separation agreement shall (1) be conditional upon consummation of the Arrangement; (2) be effective as at the Effective Time; (3) provide for the severance payments payable to such member of management pursuant to such member of management’s employment or consulting arrangements with EMX and applicable Law; and (4) contain a mutual release; and

(iii)	subject to such individual, as determined by the Parties, acting reasonably, in consultation with outside legal counsel (A) being eligible under applicable Law and EMX’s Constating Documents to serve as a director of EMX and (B) delivering to EMX a signed consent to act as a director of the EMX Board, cause each of the individuals listed in Schedule “G” to be appointed to the EMX Board.

5.12	Indebtedness

During the period from the entry into this Agreement to the Effective Time, the Parties shall cooperate in good faith to mutually determine and use commercially reasonable efforts to implement, effective from the Effective Time, any necessary arrangements in anticipation of the consummation of the Arrangement, having regard to each Party’s and its subsidiaries’ credit agreements, indentures or other documents governing or relating to the Indebtedness of the Parties and their subsidiaries, including arrangements by way of amendments, consents, offers to exchange, offers to purchase, redemption, payoff, new financing or otherwise, with respect to refinancing or retaining a Party’s or its subsidiaries’ credit agreements or senior notes, including any security documents executed by EMX and its subsidiaries in connection with such credit agreements and/or senior notes, or other documents governing or relating to the Indebtedness of the Parties and their subsidiaries. The Parties agree that such arrangements shall include, without limitation, (a) concurrently with completion of the Arrangement, the repayment by Elemental of all Indebtedness and other amounts outstanding under the EMX Credit Agreement and (b) concurrently with completion of the Arrangement, refinancing of the Elemental Credit Agreement on terms satisfactory to EMX and Elemental, each acting reasonably. Elemental shall reimburse EMX for all reasonable out-of-pocket costs and expenses incurred by EMX and its subsidiaries in connection with the cooperation provided for in this Section 5.12. Notwithstanding the foregoing, (i) EMX and its applicable subsidiaries shall not be required to implement any such arrangements or become parties to the Elemental Credit Agreement prior to the Effective Date; and (ii) the Parties acknowledge and agree that the consummation of the transactions contemplated by this Agreement are not conditioned upon the consummation of refinancing of the Elemental Credit Agreement referenced in subsection (b), above, nor the receipt by Elemental of the proceeds of any advance under the Elemental Credit Agreement or the refinancing of the Elemental Credit Agreement referenced in subsection (b) above.

5.13	Filings

The Parties will cooperate reasonably and in good faith to determine whether the transactions set out in this Agreement and any related transactions are required to be reported to any applicable taxing authority pursuant to Sections 237.3 or 237.4 of the Tax Act (or any provisions of similar effect). The Parties may request reasonable representations and warranties from each other to the extent necessary to establish any factual matters relevant to the determination of whether reporting is required and the content of such reporting. If any Party determines that any such transaction is reportable then it shall so notify the other Party and each of the Parties shall reasonably cooperate in good faith (including sharing of draft reporting forms) to make any such reporting in a comprehensive and timely manner, in the form required by such Law. Notwithstanding the foregoing, and for greater certainty, each Party shall be permitted to report any transaction to an applicable Governmental Entity to the extent that such Party determines, acting reasonably, that such reporting is required by Law.

ARTICLE 6

CONDITIONS

6.1	Mutual Conditions Precedent

The obligations of the Parties to complete the transactions contemplated by this Agreement are subject to the fulfillment, on or before the Effective Date, of each of the following conditions precedent, each of which is for the mutual benefit of the Parties and which may only be waived with the mutual consent of the Parties (and in the case of consent of Elemental, on behalf of itself and Acquireco) at any time, in whole or in part:

(a)	the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, in form and substance satisfactory to each of EMX and Elemental, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to EMX or Elemental, acting reasonably, on appeal or otherwise;

(b)	the EMX Shareholder Approval shall have been obtained at the EMX Meeting in accordance with the Interim Order and applicable Laws;

(c)	the Elemental Shareholder Approval shall have been obtained in accordance with applicable Laws;

(d)	there shall not be in force any Law or Order, nor shall there have been any action taken under any Law by any Governmental Entity, that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Arrangement in accordance with the terms hereof (including, for the avoidance of doubt, any Law prohibiting the issuance of the Consideration and Replacement Options without an exemption from the registration requirements of the U.S. Securities Act pursuant to section 3(a)(10));

(e)	the Key Regulatory Approvals shall have been obtained and shall remain in full force and effect;

(f)	the distribution of the Elemental Shares to be issued as the Consideration in Canada pursuant to the Arrangement shall be exempt from, or otherwise not subject to, registration and prospectus requirements of applicable Securities Laws applicable in Canada and, except with respect to Persons deemed to be “control persons” or the equivalent under applicable Securities Laws applicable in Canada, the Consideration Shares to be issued and distributed in Canada pursuant to the Arrangement shall not be subject to any resale restrictions under applicable Securities Laws applicable in Canada;

(g)	the distribution of Replacement Options and the Elemental Shares to be issued as the Consideration in the United States pursuant to the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof and applicable (Blue Sky) securities laws of the states of the United States where the Elemental Shares issued as the Consideration or the Replacement Options, as applicable, will be distributed;

(h)	the Consideration Shares to be issued pursuant to the Arrangement and the Elemental Shares issuable upon exercise of the Replacement Options and the EMX Warrants shall have been conditionally approved or authorized for listing on the TSXV and a U.S. Exchange (under each case, subject to customary listing conditions) and the delisting of the EMX Shares shall have been conditionally approved by the TSXV and NYSE American (subject only to customary delisting conditions);

(i)	EMX and Elemental shall have executed an agreement, enforceable by the holder of EMX Warrants, providing for the assumption by Elemental of all of the covenants and obligations of EMX under the EMX Warrant Certificate, and confirming that the EMX Warrant Certificate is a valid and binding obligation of Elemental entitling the holder of EMX Warrants to all of the holder’s rights held thereunder; and

(j)	the Parties shall have taken all actions required to be taken by them pursuant to Section 5.10 and to give effect to the governance matters set out in Schedule “G” with effect as of and from the Effective Time.

6.2	Additional Conditions Precedent to the Obligations of Elemental and Acquireco

The obligation of Elemental and Acquireco to complete the transactions contemplated by this Agreement shall also be subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent (each of which is for the exclusive benefit of Elemental and Acquireco and may be waived by Elemental on behalf of itself and Acquireco at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that Elemental or Acquireco may have):

(a)	all covenants of EMX under this Agreement to be performed on or before the Effective Time which have not been waived by Elemental shall have been duly performed by EMX in all material respects;

(b)	(i) the representations and warranties of EMX set forth in Section (a) [Organization and Qualification], Section (b) [Authority Relative to this Agreement] of Schedule “C” shall be true and correct in all respects as of the date of this Agreement and as of Effective Time as if made at and as of such time, (ii) the representations and warranties of EMX set forth in Section (e)(i) [Material Subsidiaries] and Section (i) [Capitalization and Listing] of Schedule “C” shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of this Agreement and true and correct in all respects (except for de minimis inaccuracies and as a result of transactions, changes, conditions, events or circumstances permitted hereunder) as of the Effective Time as if made at and as of such time, and (iii) all other representations and warranties of EMX set forth in this Agreement shall be true and correct in all respects (disregarding for purposes of this Section 6.2(b)(iii) any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as of the date of this Agreement and as of the Effective Time as if made at and as of such time, except that (A) any such representation and warranty referred to in Sections 6.2(b)(i), 6.2(b)(ii) or 6.2(b)(iii) that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date, and (B) in the case of Section 6.2(b)(iii), where the failure to be so true and correct in all respects, individually and in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect in respect of EMX;

(c)	since the date of this Agreement, there shall not have occurred a Material Adverse Effect in respect of EMX which is continuing at the time of Closing;

(d)	EMX shall have delivered to Elemental a certificate of EMX addressed to Elemental, signed on behalf of EMX by a senior officer of EMX and dated as of the Effective Date, certifying (on the EMX’s behalf and without personal liability) that the conditions set out in Sections 6.2(a), 6.2(b) and 6.2(c) have been satisfied;

(e)	holders of no more than 5% of the issued and outstanding EMX Shares shall have exercised Dissent Rights in respect of the Arrangement Resolution;

(f)	all of the Key Third Party Consents required to be obtained by EMX shall have been obtained on terms satisfactory to Elemental, acting reasonably, and remain in force; and

(g)	EMX, on a fully-diluted basis, shall not have more than 120,939,077 EMX Shares outstanding immediately prior to the Effective Time.

6.3	Additional Conditions Precedent to the Obligations of EMX

The obligation of EMX to complete the transactions contemplated by this Agreement shall also be subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent (each of which is for the exclusive benefit of EMX and may be waived by EMX at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that EMX may have):

(a)	all covenants of Elemental and Acquireco under this Agreement to be performed on or before the Effective Time which have not been waived by EMX shall have been duly performed by Elemental or Acquireco (as applicable) in all material respects;

(b)	(i) the representations and warranties of Elemental and Acquireco set forth in Section (a) [Organization and Qualification], Section (b) [Authority Relative to this Agreement] of Schedule “D” shall be true and correct in all respects as of the date of this Agreement and as of Effective Time as if made at and as of such time, (ii) the representations and warranties of Elemental and Acquireco set forth in Section (e)(i) [Material Subsidiaries] and Section (i) [Capitalization and Listing] of Schedule “D” shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of this Agreement and true and correct in all respects (except for de minimis inaccuracies and as a result of transactions, changes, conditions, events or circumstances permitted hereunder) as of the Effective Time as if made at and as of such time, and (iii) all other representations and warranties of Elemental and Acquireco set forth in this Agreement shall be true and correct in all respects (disregarding for purposes of this Section 6.3(b)(iii) any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as of the date of this Agreement and as of the Effective Time as if made at and as of such time, except that (A) any such representation and warranty referred to in Sections 6.3(b)(i), 6.3(b)(ii) or 6.3(b)(iii) that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date, and (B) in the case of Section 6.3(b)(iii), where the failure to be so true and correct in all respects, individually and in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect in respect of Elemental;

(c)	since the date of this Agreement, there shall not have occurred a Material Adverse Effect in respect of Elemental which is continuing at the time of Closing;

(d)	Elemental and Acquireco shall have delivered to EMX a certificate of Elemental and Acquireco addressed to EMX, signed on behalf of Elemental by a senior officer of Elemental and on behalf of Acquireco by a senior officer of Acquireco and dated as of the Effective Date, certifying (on Elemental’s and Acquireco’s behalf and without personal liability) that the conditions set out in Sections 6.3(a), 6.3(b) and 6.3(c) have been satisfied;

(e)	Elemental shall have complied with its obligations under Section 2.10 and the Depositary shall have confirmed receipt of the Elemental Shares contemplated by Section 2.10;

(f)	all of the Key Third Party Consents required to be obtained by Elemental shall have been obtained on terms satisfactory to EMX, acting reasonably, and remain in force;

(g)	the Elemental Shares shall have been conditionally approved or authorized for listing on a U.S. Exchange (subject to customary listing conditions);

(h)	Elemental shall have completed the Consolidation;

(i)	Elemental and the Purchaser shall have satisfied all conditions precedent to completion of the Elemental Financing (other than conditions that, by their terms, cannot be satisfied until the closing of the Elemental Financing), all in accordance with the terms of the Elemental Financing Subscription Agreement, and Elemental shall have delivered to EMX a certificate of Elemental addressed to EMX, signed on behalf of Elemental by a senior officer thereof and dated as of the Effective Date, certifying that the conditions to complete the Elemental Financing as set out in the Elemental Subscription Agreement have been satisfied and that the Elemental Financing will close concurrently with the closing of the Arrangement; and

(j)	Elemental, on a post-Consolidation and fully-diluted basis, shall not have more than 35,000,000 Elemental Shares (including for this purpose the Elemental Shares to be issued in connection with the Elemental Financing, concurrently with Closing) outstanding immediately prior to the Effective Time.

6.4	Satisfaction of Conditions

The conditions precedent set out in Sections 6.1, 6.2 and 6.3 shall be conclusively deemed to have been satisfied, waived or released at the Effective Time.

ARTICLE 7

ADDITIONAL AGREEMENTS

7.1	Notice and Cure Provisions

(a)	Each of EMX and Elemental will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(i)	cause any of the representations or warranties of such Party (and, in the case of Elemental, Acquireco) contained in this Agreement to be untrue or inaccurate;

(ii)	give rise to or result in, a failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party (and, in the case of Elemental, Acquireco) under this Agreement; or

(iii)	result in the failure to satisfy any of the conditions precedent contained in Sections 6.1, 6.2 or 6.3,

in each case to the extent that the conditions in Sections 6.2(a) and 6.2(b), in the case of EMX’s representations, warranties and covenants, and Sections 6.3(a) and 6.3(b), in the case of Elemental and Acquireco’s representations, warranties and covenants, would not be capable of being satisfied at any time from the date hereof until the Effective Time.

(b)	Notification provided under Section 7.1(a) will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(c)	Elemental may not exercise its rights to terminate this Agreement pursuant to Section 8.2(a)(iii)(C) and EMX may not exercise its right to terminate this Agreement pursuant to Section 8.2(a)(iv)(C) unless the Party seeking to terminate this Agreement (in this Section 7.1, the “Non-Breaching Party”) has delivered a written notice (“Breach Notice”) to the other Party (the “Breaching Party”) specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Non-Breaching Party asserts as the basis for the non-fulfilment or the applicable condition or termination right, as the case may be. After delivering the Breach Notice, provided that the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured, the Non-Breaching Party may not terminate this Agreement until the earlier of (i) the Outside Date, and (ii) the date that is ten (10) Business Days following receipt of such Breach Notice by the Breaching Party, and then only if such matter has not been cured by such date, provided that, if any matter is not capable of being cured by the Outside Date, the Non-Breaching Party may immediately exercise the applicable termination right hereunder.

(d)	If a Breach Notice is delivered to the Breaching Party pursuant to Section 7.1(c) prior to the EMX Meeting (or the Elemental Meeting), or, if following the EMX Meeting (or the Elemental Meeting), prior to the application for the Final Order, unless the Parties agree otherwise, EMX shall delay the EMX Meeting (and Elemental shall delay the Elemental Meeting), or EMX shall delay the filing of the application of the Final Order, as applicable, until the earlier of (i) five (5) Business Days prior to the Outside Date, and (ii) the date that is ten (10) Business Days following receipt of such Breach Notice by the Breaching Party.

7.2	Non-Solicitation

(a)	Each Party shall, and shall direct and cause its respective officers, directors, employees, representatives, advisors and agents and its subsidiaries and their representatives, advisors, agents, officers, directors and employees (collectively, the “Representatives”) to immediately cease and cause to be terminated any solicitation, activity, discussion or negotiation with any Person (other than the other Party, its subsidiaries and their respective Representatives), if any, that commenced prior to the date hereof with respect to any inquiry, proposal, expression of interest, or offer that constitutes, or would reasonably be expected to constitute or lead to an Acquisition Proposal in respect of such Party whether or not initiated by such Party, and in connection therewith each Party shall:

(i)	immediately discontinue access to, and disclosure of, any information regarding such Party and such Party’s subsidiaries (including access to the Elemental Data Room or the EMX Data Room, as applicable); and

(ii)	promptly, and in any event within two (2) Business Days after the date hereof, request, and exercise all rights it or any of its subsidiaries has to require: (A) the return or destruction of all copies of any information regarding such Party or any of its subsidiaries provided to any Person (other than the other Party or Parties, as applicable) in connection with any Acquisition Proposal or any inquiry, proposal, expression of interest or offer that constitutes or would reasonably be expected to constitute or lead to, an Acquisition Proposal, and (B) the destruction of all materials including or incorporating or otherwise reflecting such information regarding such Party or any of its subsidiaries, to the extent that such information has not previously been returned or destroyed, using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights.

(b)	Each Party represents and warrants that since January 1, 2025, it has not waived any confidentiality, standstill, non-disclosure, non-solicitation or similar agreement, restriction or covenant to which such Party or a subsidiary is a party, except to permit submissions of expressions of interest prior to the date hereof.

(c)	Each Party covenants and agrees that (i) it shall use commercially reasonable efforts to enforce each confidentiality, standstill, non-disclosure, non-solicitation or similar agreement, restriction or covenant (including any Acceptable Confidentiality Agreement) to which it or a subsidiary is a party or may hereafter become party in accordance with this Section 7.2, and (ii) neither it, nor any of its subsidiaries nor any of their respective Representatives have released or shall, without the prior written consent of the other Party (or Parties, as applicable) (which may be withheld or delayed at the other Party’s (or Parties, as applicable) sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify or otherwise forbear in the enforcement of such Person’s obligations under any confidentiality, standstill, non-disclosure, non-solicitation or similar agreement, restriction or covenant to which such Party or its subsidiary is a party and that remains in effect as of the date hereof (it being acknowledged that the automatic termination or release of any such agreement, restriction or covenant, including as a result of entering into this Agreement shall not be a violation of this Section 7.2(c)).

(d)	Except as expressly provided in this Section 7.2, each Party shall not, and shall not authorize or permit any of its Representatives or its subsidiaries, directly or indirectly, to:

(i)	make, solicit, initiate, , promote or otherwise knowingly facilitate, including by way of furnishing information, permitting any visit to its facilities or entering into any form of agreement, arrangement or understanding (other than an Acceptable Confidentiality Agreement permitted pursuant to this Section 7.2), any inquiry, proposal, expression of interest or offer that constitutes, or would reasonably be expected to constitute or lead to an Acquisition Proposal in respect of such Party;

(ii)	enter into, engage in, continue or otherwise participate in any discussions or negotiations with any Person (other than the other Party or Parties, as applicable) regarding, or furnish any information to any Person (other than the other Party or Parties, as applicable) in connection with, any inquiry, proposal, expression of interest or offer that constitutes, or would reasonably be expected to constitute or lead to an Acquisition Proposal in respect of such Party, or otherwise knowingly facilitate, cooperate with, assist or participate in, any effort or attempt of any other Person to do or seek to do any of the foregoing;

(iii)	make an EMX Change in Recommendation or an Elemental Change in Recommendation, as applicable, provided that it shall not be a breach by EMX or Elemental, as applicable, of this Article 7:

(A)	if the sole basis for a Party making an EMX Change in Recommendation or an Elemental Change in Recommendation, as applicable, is a Material Adverse Effect with respect to the other Party; or

(B)	if the basis for the EMX Change in Recommendation or the Elemental Change in Recommendation, as applicable, is, in circumstances in which, in the opinion of the EMX Board or the Elemental Board, as applicable, acting in good faith and after receiving advice from its financial advisors and its outside legal counsel, the EMX Board or the Elemental Board, as applicable, is required to make an EMX Change in Recommendation or an Elemental Change in Recommendation, as applicable, in order to comply with its fiduciary duties;

(iv)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement, undertaking, understanding or Contract in respect of an Acquisition Proposal (other than an Acceptable Confidentiality Agreement), provided that publicly taking no position or a neutral position by EMX or Elemental, as applicable, with respect to a publicly announced or otherwise publicly disclosed Acquisition Proposal (A) for a period of no more than five Business Days following the formal announcement or public disclosure of such Acquisition Proposal or (B) in the event that the EMX Meeting (or the Elemental Meeting), is scheduled to occur within the five Business Day period set out in (A), prior to the third Business Day prior to the date of the EMX Meeting (or the Elemental Meeting), will not be considered to be in violation of this Section 7.2 if the EMX Board or the Elemental Board, as applicable, rejected such Acquisition Proposal and affirmed the EMX Board Recommendation or the Elemental Board Recommendation, as applicable, before the end of the periods set out in (A) or (B), as applicable; or

(v)	make any public announcement of its intention to do any of the foregoing.

(e)	If Elemental or Acquireco, on the one hand, or EMX, on the other (in this Section 7.2, the “Solicited Party”) or its Representatives receives any inquiry, proposal, expression of interest or offer that constitutes or would reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to such Solicited Party, including information, access or disclosure relating to the properties, facilities, books and records of such Solicited Party or any discussions or negotiations are sought to be initiated or continued with such Solicited Party in connection with any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to an Acquisition Proposal, the Solicited Party:

(i)	may, provided the Solicited Party is then in compliance with its obligations under this Section 7.2, communicate with the Person or Persons making an inquiry, proposal, expression of interest or offer solely for the purpose of (A) advising such Person or Persons of the non-solicitation restrictions in this Agreement, (B) clarifying the terms of the inquiry, proposal, expression of interest or offer made by such Person or Persons, and (C) advising such Person or Persons that the inquiry, proposal, expression of interest or offer does not constitute a Superior Proposal;

(ii)	shall promptly, and in any event within 24 hours, notify the other Party (at first orally and then as soon as practicable thereafter in writing) of such Acquisition Proposal, inquiry, proposal, expression of interest, offer or request, including a description of its material terms and conditions and the identity of all Persons making the Acquisition Proposal, inquiry, proposal, expression of interest, offer or request and shall provide the other Party or Parties, as applicable with copies of all written agreements, documents, correspondence or other materials received in respect of, from or on behalf of any such Persons and such other details of such Acquisition Proposal, inquiry, proposal, offer or request as the other Party may reasonably request; and

(iii)	shall keep the other Party or Parties, as applicable, fully informed, on a prompt basis, of the status of all material developments and negotiations with respect to such Acquisition Proposal, inquiry, proposal, expression of interest, offer or request, including any material changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, expression of interest, offer or request and shall promptly provide to the other Party or Parties, as applicable, copies of all material correspondence if in writing or electronic form, and if not in writing or electronic form, a description of the material or substantive terms of such correspondence communicated to the Solicited Party by or on behalf of any Person or Persons making such Acquisition Proposal, inquiry, proposal, expression of interest, offer or request, as well as copies of any agreements, documents or other materials received in respect thereof.

(f)	Notwithstanding any other provisions of this Agreement, but subject to compliance with the other provisions of this Article 7, if at any time prior to, as applicable, obtaining (x) the Elemental Shareholder Approval, where the Solicited Party is Elemental or (y) the EMX Shareholder Approval where the Solicited Party is EMX, a Solicited Party receives an unsolicited bona fide written Acquisition Proposal that did not result from a breach of this Section 7.2, such Solicited Party and its Representatives may engage in or participate in discussions or negotiations with such Person or Persons regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of information, properties, facilities, books or records of such Party or its subsidiaries, if and only if:

(i)	the board of directors of the Solicited Party first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to constitute or lead to a Superior Proposal;

(ii)	the Person or Persons making the Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, non-solicitation or similar agreement, restriction or covenant contained in any Contract entered into with the Solicited Party;

(iii)	the Solicited Party has been, and continues to be at the time of taking any action permitted under this Section 7.2(f), in compliance in all material respects with its obligations under this Section 7.2;

(iv)	prior to providing any such copies, access, or disclosure or engaging or participating in any discussions or negotiations with such Person or Persons: (A) the Solicited Party enters into an Acceptable Confidentiality Agreement with such Person or Persons and a true, complete and final executed copy of such Acceptable Confidentiality Agreement is provided to the other Party or Parties, as applicable; and (B) any such copies, access or disclosure provided to such Person or Persons shall have already been (or shall simultaneously be) provided to the other Party or Parties, as applicable.

(g)	Nothing contained in this Agreement shall prohibit a Party or its board of directors from (i) making any disclosure to its security holders (through a director’s circular or otherwise) in response to an Acquisition Proposal (which response shall comply with the terms, conditions, covenants and requirements set out in this Agreement) (or in the event of an EMX Change in Recommendation or an Elemental Change in Recommendation, as applicable, in the circumstances described in Section 7.2(d)(iii)(A)), if such Party’s board of directors, acting in good faith and upon the advice of outside legal counsel, first determines that such disclosure is required by Law, a Governmental Entity or an Order of a court of competent jurisdiction, (ii) calling or holding a meeting of its security holders validly and legally requisitioned in accordance with applicable Laws, or (iii) taking any other action with respect to an Acquisition Proposal to the extent ordered or otherwise required by Law, a Governmental Entity or an Order of a court of competent jurisdiction.

(h)	Without limiting the generality of any of the provisions of this Section 7.2, each Party shall advise its Representatives of the prohibitions set out in this Section 7.2 and any violation of the restrictions set forth in this Section 7.2 by such Party’s Representatives shall be deemed to be a breach of this Section 7.2 by such Party.

7.3	Right to Accept a Superior Proposal

(a)	If Elemental or Acquireco, on the one hand, or EMX, on the other (in this Section 7.3, the “Receiving Party”) receives an Acquisition Proposal that constitutes a Superior Proposal at any time prior to obtaining (w) the Elemental Shareholder Approval, where the Receiving Party is Elemental or Acquireco or (x) the EMX Shareholder Approval, where the Receiving Party is EMX, the Receiving Party may (y) make an EMX Change in Recommendation or an Elemental Change in Recommendation, as applicable, or (z) enter into an Alternative Transaction Agreement with respect to such Superior Proposal, in each case if, and only if:

(i)	the Person or Persons making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, non- disclosure, non-solicitation or similar agreement, restriction or covenant contained in any Contract entered into with the Receiving Party or a subsidiary of the Receiving Party;

(ii)	the Receiving Party has been, and continues to be, in compliance with its obligations under Section 7.2 in all material respects;

(iii)	the Receiving Party has delivered to the other Party or Parties, as applicable, a written notice which shall include: (A) confirmation that the Receiving Party’s board(s) of directors has determined that such Acquisition Proposal constitutes a Superior Proposal; (B) confirmation that the Receiving Party’s board(s) of directors has resolved to, as applicable (I) approve, recommend or enter into an Alternative Transaction Agreement with respect to such Superior Proposal (subject only to this Section 7.3), and/or (II) make an EMX Change in Recommendation or an Elemental Change in Recommendation, as applicable; (C) the value and financial terms that the Receiving Party’s board(s) of directors, after consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Superior Proposal; (D) the identity of the Person making the Superior Proposal and a copy of any Alternative Transaction Agreement relating to such Superior Proposal; and (E) copies of any material financing documents provided to the Receiving Party in connection therewith (with customary redactions) (a “Superior Proposal Notice”);

(iv)	at least five (5) Business Days (the “Matching Period”) have elapsed from the date on which the other Party or Parties, as applicable, received the Superior Proposal Notice;

(v)	during any Matching Period, the other Party or Parties, as applicable, has had the opportunity (but not the obligation), in accordance with Section 7.3(b), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(vi)	if the other Party or Parties, as applicable, has or have offered to amend this Agreement and the Arrangement before the expiry of the Matching Period, the board of directors of the Receiving Party has determined in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal continues to constitute a Superior Proposal compared to the terms of the Agreement and the Arrangement as proposed to be amended by the other Party or Parties, as applicable, under Section 7.3(b); and

(vii)	prior to or concurrently with entering into an Alternative Transaction Agreement in respect of the Superior Proposal, the Receiving Party shall terminate this Agreement pursuant to Section 8.2 and pay the Termination Fee pursuant to Section 7.4 as applicable.

(b)	During any Matching Period, or such longer period as the Receiving Party may approve in writing, in its sole discretion: (i) the other Party or Parties, as applicable, shall have the opportunity (but not the obligation) to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal and the board(s) of directors of the Receiving Party will review any such offer to amend the terms of this Agreement and the Arrangement in good faith, after consultation with its financial advisors and its outside legal counsel, in order to determine whether such offer would, upon acceptance by the Receiving Party, result in such Acquisition Proposal that constituted a Superior Proposal ceasing to be a Superior Proposal, and (ii) the Receiving Party shall, and shall cause its Representatives to, negotiate in good faith with the other Party or Parties, as applicable, to make such mutually agreed amendments to the terms of this Agreement and the Plan of Arrangement as would enable the other Party or Parties, as applicable, to proceed with the transactions contemplated by this Agreement on such amended terms. If the board(s) of directors of the Receiving Party, after consultation with its financial advisors and its outside legal counsel, determines that such Acquisition Proposal would cease to be a Superior Proposal, the Receiving Party shall advise the other Party or Parties, as applicable, and the Parties shall amend this Agreement and the Plan of Arrangement to reflect such offer made by the other Party or Parties, as applicable, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing. If the board(s) of directors of the Receiving Party, after consultation with its financial advisors and its outside legal counsel, determines that such Acquisition Proposal remains a Superior Proposal and therefore rejects the other Party’s offer to amend this Agreement and the Arrangement, if any, the Receiving Party may, subject to compliance with the other provisions hereof, terminate this Agreement and enter into an Alternative Transaction Agreement with respect to such Superior Proposal.

(c)	Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Receiving Party’s securityholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 7.3, and the other Party or Parties, as applicable, shall be afforded a new five (5) Business Day Matching Period which shall commence on the date on which the other Party or Parties, as applicable, received the Superior Proposal Notice with respect to each new Acquisition Proposal from the Receiving Party.

(d)	The board(s) of directors of the Receiving Party shall promptly, as applicable, where EMX is the Receiving Party, reaffirm the EMX Board Recommendation or where Elemental or Acquireco is the Receiving Party, reaffirm the Elemental Board Recommendation, by news release after any Acquisition Proposal which is determined to not be a Superior Proposal is publicly announced or the Receiving Party determines that a proposed amendment to the terms of this Agreement and the Arrangement as contemplated under Section 7.3(b) would result in an Acquisition Proposal no longer being a Superior Proposal. The Receiving Party shall provide the other Party or Parties, as applicable and their outside legal counsel with a reasonable opportunity to review and comment on the form and content of any such news release and shall give reasonable and due consideration to any comments made by the other Party or Parties, as applicable, and their outside legal counsel.

(e)	In the event that the Receiving Party provides a Superior Proposal Notice to the other Party or Parties, as applicable, on a date that is less than ten (10) Business Days before the EMX Meeting (or the Elemental Meeting), the Receiving Party may, and the other Party or Parties, as applicable, shall be entitled to require the Receiving Party, and the Receiving Party shall upon such request, proceed with, or adjourn or postpone the EMX Meeting (or the Elemental Meeting), in accordance with the terms of this Agreement to a date specified by the other Party or Parties, as applicable that is not more than fifteen (15) Business Days after the scheduled date of the EMX Meeting (or the Elemental Meeting); provided that in no event shall such adjourned or postponed EMX Meeting or the Elemental Meeting, as applicable, be held on a date that is less than five (5) Business Days prior to the Outside Date.

7.4	Termination Fees

(a)	Except as otherwise provided herein, all fees, costs and expenses incurred in connection with this Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses.

(b)	Notwithstanding any other provision in this Agreement relating to the payment of fees and expenses:

(i)	if an EMX Termination Fee Event occurs, EMX shall pay the EMX Termination Fee to Elemental (or as Elemental may otherwise direct in writing) as consideration for the disposition by Elemental of its rights under this Agreement and the Plan of Arrangement; and

(ii)	if an Elemental Termination Fee Event occurs, Elemental shall pay the Elemental Termination Fee to EMX (or as EMX may otherwise direct in writing) as consideration for the disposition by EMX of its rights under this Agreement and the Plan of Arrangement.

(c)	For the purposes of this Agreement:

(i)	“EMX Termination Fee” means $15,753,038.

(ii)	“EMX Termination Fee Event” means the termination of this Agreement:

(A)	by Elemental pursuant to Section 8.2(a)(iii)(A) [EMX Change in Recommendation] (unless the basis for the EMX Change in Recommendation is within the circumstances described in Section 7.2(d)(iii)(A) resulting from a Material Adverse Effect with respect to Elemental); or

(B)	by Elemental pursuant to Section 8.2(a)(iii)(D) [EMX Breach of Non-Solicitation]; or

(C)	by EMX pursuant to Section 8.2(a)(iv)(B) [EMX Superior Proposal]; or

(D)	by either Party pursuant to Section 8.2(a)(ii)(C) [EMX Shareholder Approval] if at such time Elemental is entitled to terminate this Agreement pursuant to Section 8.2(a)(iii)(A) [EMX Change in Recommendation] (unless the basis for the EMX Change in Recommendation is within the circumstances described in Section 7.2(d)(iii)(A) resulting from a Material Adverse Effect with respect to Elemental); or

(E)	by either Party pursuant to Section 8.2(a)(ii)(C) [EMX Shareholder Approval] or by Elemental pursuant to Section 8.2(a)(iii)(C) [EMX Breach of Representation or Covenant] if:

(1)	prior to the holding of the EMX Meeting, a bona fide Acquisition Proposal with respect to EMX by any Person or group of Persons (other than Elemental or any of its affiliates) is made to EMX and publicly announced by EMX or the Person or group of Persons who made such Acquisition Proposal, and such Acquisition Proposal has not expired or been withdrawn or terminated at least five (5) Business Days prior to the EMX Meeting; and

(2)	within twelve (12) months following the date of such termination, either (I) any Acquisition Proposal is consummated (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (1) above), or (II) EMX or one or more of its subsidiaries, directly or indirectly, in a single transaction or series of related transactions, accepts, approves or enters into a legally binding agreement in respect of any Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (1) above) and such Acquisition Proposal is later consummated or effected (whether or not within such 12 month period), provided that, for the purposes of this Section 7.4(c)(ii)(E) all references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”.

(iii)	“Elemental Termination Fee” means $15,753,038.

(iv)	“Elemental Termination Fee Event” means the termination of this Agreement:

(A)	by EMX pursuant to Section 8.2(a)(iv)(A) [Elemental Change in Recommendation] (unless the basis for the Elemental Change in Recommendation is within the circumstances described in Section 7.2(d)(iii)(A) resulting from a Material Adverse Effect with respect to EMX); or

(B)	by EMX pursuant to Section 8.2(a)(iv)(E) [Elemental Breach of Non-Solicitation]; or

(C)	by Elemental pursuant to Section 8.2(a)(iii)(B) [Elemental Superior Proposal]; or

(D)	by either Party pursuant to Section 8.2(a)(ii)(D) [Elemental Shareholder Approval] if at such time EMX is entitled to terminate this Agreement pursuant to Section 8.2(a)(iv)(A) [Elemental Change in Recommendation] (unless the basis for the Elemental Change in Recommendation is within the circumstances described in Section 7.2(d)(iii)(A) resulting from a Material Adverse Effect with respect to EMX); or

(E)	by either Party pursuant to Section 8.2(a)(ii)(D) [Elemental Shareholder Approval] or by EMX pursuant to Section 8.2(a)(iv)(C) [Elemental Breach of Representation or Covenant] if:

(1)	prior to the holding of the Elemental Meeting or the EMX Meeting, a bona fide Acquisition Proposal with respect to Elemental by any Person or group of Persons (other than EMX or any of its affiliates) is made to Elemental and publicly announced by Elemental or the Person or group of Persons who made such Acquisition Proposal, and such Acquisition Proposal has not expired or been withdrawn or terminated at least five (5) Business Days prior to the Elemental Meeting; and

(2)	within twelve (12) months following the date of such termination, either (I) any Acquisition Proposal is consummated (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (1) above), or (II) Elemental or one or more of its subsidiaries, directly or indirectly, in a single transaction or series of related transactions, accepts, approves or enters into a legally binding agreement in respect of any Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (1) above) and such Acquisition Proposal is later consummated or effected (whether or not within such 12 month period), provided that, for the purposes of this Section 7.4(c)(ii)(E) all references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”.

(F)	by EMX pursuant to Section 8.2(a)(iv)(D) [Elemental Financing].

(d)	The Termination Fee shall be paid by EMX or Elemental, as applicable, by wire transfer of immediately available funds to an account designated by the other Party, as follows:

(i)	if an EMX Termination Fee Event described in Section 7.4(c)(ii)(C) occurs, concurrently with the occurrence of such EMX Termination Fee Event;

(ii)	if an EMX Termination Fee Event described in Sections 7.4(c)(ii)(A), 7.4(c)(ii)(B) or 7.4(c)(ii)(D) occurs, within two (2) Business Days following the occurrence of such EMX Termination Fee Event;

(iii)	if an EMX Termination Fee Event described in Section 7.4(c)(ii)(E) occurs, concurrently with the consummation of the Acquisition Proposal referred to in Section 7.4(c)(ii)(E);

(iv)	if an Elemental Termination Fee Event described in Section 7.4(c)(iv)(C) occurs, concurrently with the occurrence of such Elemental Termination Fee Event;

(v)	if an Elemental Termination Fee Event described in Sections 7.4(c)(iv)(A), 7.4(c)(iv)(B), 7.4(c)(iv)(D) or 7.4(c)(iv)(F) occurs, within two (2) Business Days following the occurrence of such EMX Termination Fee Event;

(vi)	if an Elemental Termination Fee Event described in Section 7.4(c)(iv)(E) occurs, concurrently with the consummation of the Acquisition Proposal referred to in Section 7.4(c)(iv)(E);

(e)	For greater certainty, in no event shall either Party be obligated to pay the Termination Fee on more than one occasion.

(f)	If an EMX Expense Reimbursement Event occurs, Elemental shall pay the Expense Reimbursement to EMX (or as such Party may otherwise direct) within two (2) Business Days following the occurrence of the EMX Expense Reimbursement Event.

(g)	If an Elemental Expense Reimbursement Event occurs, EMX shall pay the Expense Reimbursement to Elemental (or as such Party may otherwise direct) within two

(2) Business Days following the occurrence of the Elemental Expense Reimbursement Event.

(h)	For the purposes of this Agreement:

(i)	“Expense Reimbursement” means, (i) in respect of an Elemental Expense Reimbursement Event, the reasonable and documented expenses of third party Representatives of Elemental incurred in respect of the Arrangement and this Agreement up to a maximum amount of $2,000,000; and (ii) in respect of an EMX Expense Reimbursement Event, the reasonable and documented expenses of third party Representatives of EMX incurred in respect of the Arrangement and this Agreement up to a maximum amount of $2,000,000;

(ii)	“EMX Expense Reimbursement Event” means the termination of this Agreement by either Party pursuant to 8.2(a)(ii)(D) [Elemental Shareholder Approval].

(iii)	“Elemental Expense Reimbursement Event” means the termination of this Agreement by either Party pursuant to 8.2(a)(ii)(C) [EMX Shareholder Approval].

(i)	Each of the Parties acknowledges that the agreements contained in this Section 7.4 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. Each Party acknowledges that all of the payment amounts set out in this Section 7.4 are payments of liquidated damages, in consideration for the disposition of the rights of such Party under this Agreement, which are a genuine pre-estimate of the damages, including opportunity costs, reputational damage and out-of-pocket expenditures, which the Party will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Subject to the rights of the Parties to injunctive and other equitable relief or specific performance in accordance with Section 9.3, subject to Section 7.4(k), each Party agrees that the payment of the Termination Fee in the manner provided in this Section 7.4 shall be the sole and exclusive remedy (including damages, specific performance and injunctive relief) of the Party and its affiliates, subject to Section 7.4(k), against the other Party in respect of the event giving rise to such payment and that, upon any termination of this Agreement under circumstances where a Party is entitled to the Termination Fee, and such amount is paid in full, such Party and its affiliates shall be in such circumstances precluded and barred from any other remedy against the other Party at Law or in equity or otherwise (including an order for specific performance), and shall not seek, and shall be barred from seeking, to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the other Party or any of its subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates or their respective representatives in connection with this Agreement or the transactions contemplated hereby.

(j)	No Expense Reimbursement shall be paid or payable by EMX or Elemental, as applicable, if EMX or Elemental has paid the Termination Fee under this Section 7.4. Should the Termination Fee become payable by EMX or Elemental after such Party has paid the Expense Reimbursement pursuant to this Section 7.4, the amount of the Expense Reimbursement so paid by such Party shall be credited against, and thereby reduce the amount of, the Termination Fee that later becomes payable by such Party.

(k)	Nothing in this Section 7.4 shall relieve or have the effect of relieving any Party in any way from liability for damages incurred or suffered by a Party as a result of a willful breach of this Agreement or fraud.

(l)	Nothing in this Section 7.4 shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or otherwise to obtain specific performance of any such covenants or agreements, without the necessity of posting bond or security in connection therewith, provided that under no circumstances shall a Party be permitted or entitled to receive both a grant of specific performance of the other Party’s obligation to complete the transactions contemplated hereby and any monetary damages, including all or any portion of the Termination Fee.

7.5	Access to Information; Confidentiality

(a)	From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to applicable Law, EMX shall, and shall cause its subsidiaries and their Representatives to, as promptly as reasonably possible in each instance: (i) give Elemental and its Representatives, consultants and independent contractors reasonable access to its and its subsidiaries’ offices, premises, properties, assets, senior personnel, Contracts and Books and Records (including continuing access to the EMX Data Room), and (ii) furnish to Elemental and its Representatives, consultants, and independent contractors such financial and operating data or other information with respect to the assets or business of EMX as Elemental may reasonably request (and, the Parties agree that the diligence requests made by Elemental to date, and requests for updates or additional detail beyond such requests, will be considered reasonable); including for the purpose of facilitating integration business planning, provided that EMX’s compliance with any request under this Section 7.5(a) shall not unduly interfere with the conduct of the business of EMX and the subsidiaries of EMX.

(b)	From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to applicable Law, Elemental shall, and shall cause its subsidiaries and their Representatives to, as promptly as reasonably possible in each instance: (i) give EMX and its Representatives, consultants and independent contractors reasonable access to its and its subsidiaries’ offices, premises, properties, assets, senior personnel, Contracts and Books and Records (including continuing access to the Elemental Data Room), and (ii) furnish to EMX and its Representatives, consultants, and independent contractors such financial and operating data or other information with respect to the assets or business of Elemental as EMX may reasonably request (and, the Parties agree that the diligence requests made by EMX to date, and requests for updates or additional detail beyond such requests, will be considered reasonable); including for the purpose of facilitating integration business planning, provided that Elemental’s compliance with any request under this Section 7.5(b) shall not unduly interfere with the conduct of the business of Elemental and its subsidiaries.

(c)	Investigations made by or on behalf of either Elemental or EMX, whether under this Section 7.5 or otherwise, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by any Party in this Agreement (or remedies with respect thereto).

(d)	Each Party acknowledges that the Confidentiality Agreement continues to apply and, in the case any information provided under Section 7.5(a) or Section 7.5(b) above that is non- public and/or proprietary in nature shall be subject to the terms of the Confidentiality Agreement; provided that to the extent any provision of the Confidentiality Agreement conflicts with the terms of this Agreement, the terms of this Agreement shall prevail. For greater certainty, if this Agreement is terminated in accordance with its terms, any obligations of the Parties and their respective Representatives under the Confidentiality Agreement shall survive the termination of this Agreement in accordance with the terms of the Confidentiality Agreement. The information provided in the EMX Disclosure Letter and the Elemental Disclosure Letter is confidential information and subject to the terms and conditions of the Confidentiality Agreement.

(e)	This Section 7.5 shall not require either Party to permit any access, or to disclose any information that in the reasonable good faith judgment of such Party, after consultation with outside legal counsel, would (i) breach, contravene or violate of any Law, (ii) result in the loss of any privilege (including solicitor-client privilege), (iii) result in the disclosure of any competitively sensitive information, or (iv) breach, contravene or violate any confidentiality obligations owed by such Party or any of its subsidiaries to another Person, provided that the Parties shall use commercially reasonable efforts to find a way to allow disclosure of such information to the extent doing so could reasonably (in the good faith belief of such Party, after consultation with outside legal counsel) be managed through the use of customary “clean-room” or other similar arrangements.

(f)	If the receiving Party is ordered in any judicial or administrative Proceeding, or by any Governmental Entity, to disclose any confidential information (whether by deposition, interrogatory, request for documents, subpoena, civil investigative demand or otherwise), the receiving Party will give the furnishing Party prompt notice of such request so that the furnishing Party may seek an appropriate protective order, and, upon the furnishing Party’s request and at the furnishing Party’s expense, will cooperate with the furnishing Party in seeking such an order. If the receiving Party is nonetheless compelled to disclose confidential information, the receiving Party will disclose only that portion of the confidential information which the receiving Party is legally required to disclose and, upon the furnishing Party’s request and at the furnishing Party’s expense, will use commercially reasonable efforts to obtain assurances that confidential treatment will be accorded to such confidential information to the extent such assurances are available.

(g)	Each party acknowledges that the confidential information may contain material non-public information concerning the furnishing Party. Each Party further acknowledges its awareness of the restrictions imposed by applicable Securities Laws on Persons in possession of material non-public information, and agrees that while it is in possession of material non-public information with respect to the other Parties, it will not purchase or sell any securities of the other Parties, or communicate such information to any Person, in violation of applicable Securities Laws. Nothing herein will constitute an admission by either Party that any confidential information in fact contains material non-public information concerning the furnishing Party.

ARTICLE 8

TERM, TERMINATION, AMENDMENT AND WAIVER

8.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

8.2	Termination and Effect of Termination

(a)	This Agreement may be terminated at any time prior to the Effective Time:

(i)	by mutual written agreement of EMX and Elemental; or

(ii)	by either EMX or Elemental, if:

(A)	the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Section 8.2(a)(ii)(A) shall not be available to any Party whose failure to fulfill any of its obligations or whose breach of any of its representations and warranties under this Agreement has been the principal cause of the failure of the Effective Time to occur by such Outside Date; or

(B)	after the date hereof, there shall be enacted, enforced, amended or made any applicable Law that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins EMX, Elemental or Acquireco from consummating the Arrangement and such Law (if applicable) or enjoinment shall have become final and non-appealable, provided that the enactment, enforcement, amendment or making of such Law or enjoinment was not caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants under this Agreement (including Sections 5.4 or 5.9); or

(C)	the EMX Shareholder Approval is not obtained at the EMX Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order, provided that a Party may not terminate this Agreement pursuant to this Section 8.2(a)(ii)(C) if the failure to obtain the EMX Shareholder Approval has been principally caused by a breach by such Party of any of its representations or warranties, or the failure of such Party to perform any of its covenants or agreements, under this Agreement;

(D)	the Elemental Shareholder Approval is not obtained at the Elemental Meeting (including any adjournment or postponement thereof) in accordance with this Agreement, provided that a Party may not terminate this Agreement pursuant to this Section 8.2(a)(ii)(D) if the failure to obtain the Elemental Shareholder Approval, if required, has been principally caused by a breach by such Party of any of its representations or warranties, or the failure of such Party to perform any of its covenants or agreements, under this Agreement; or

(iii)	by Elemental, if:

(A)	the EMX Board makes an EMX Change in Recommendation (unless the basis for the EMX Change in Recommendation is within the circumstances described Section 7.2(d)(iii)(A) resulting from a Material Adverse Effect with respect to Elemental); or

(B)	prior to Elemental Shareholder Approval, Elemental enters into an Alternative Transaction Agreement with respect to a Superior Proposal in accordance with the terms of this Agreement, provided that concurrently with such termination, Elemental pays the Elemental Termination Fee pursuant to Section 7.4; or

(C)	subject to Section 7.1, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of EMX under this Agreement (other than as set forth in Section 7.2) occurs that would cause the conditions in Section 6.2(a) or Section 6.2(b) not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 7.1; provided that any willful breach of any representation, warranty, covenant or agreement shall be deemed to be incapable of being cured and provided further that Elemental is not then in breach of this Agreement so as to directly or indirectly cause any condition in Section 6.2(a) or Section 6.2(b) not to be satisfied; or

(D)	EMX is in breach or in default of any of its obligations or covenants set forth in Section 7.2 in any material respect or Section 7.3(a)(vii); or

(E)	a Material Adverse Effect in respect of EMX has occurred and is continuing such that the condition in Section 6.2(c) is incapable of being satisfied by the Outside Date; or

(iv)	by EMX, if:

(A)	the Elemental Board makes an Elemental Change in Recommendation (unless the basis for the Elemental Change in Recommendation is within the circumstances described Section 7.2(d)(iii)(A) resulting from a Material Adverse Effect with respect to EMX); or

(B)	prior to EMX Shareholder Approval, EMX enters into an Alternative Transaction Agreement with respect to a Superior Proposal in accordance with the terms of this Agreement, provided that concurrently with such termination, EMX pays the EMX Termination Fee pursuant to Section 7.4; or

(C)	subject to Section 7.1, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Elemental under this Agreement (other than as set forth in Section 7.2) occurs that would cause the conditions in Section 6.3(a) or Section 6.3(b) not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 7.1; provided that any willful breach of any representation, warranty, covenant or agreement shall be deemed to be incapable of being cured and provided further that EMX is not then in breach of this Agreement so as to directly or indirectly cause any condition in Section 6.3(a) or Section 6.3(b) not to be satisfied; or

(D)	the Elemental Financing Subscription Agreement is terminated for any reason (for greater certainty, other than where the Effective Time shall not have occurred on or before the Outside Date and such non-occurrence did not result from a breach of the Elemental Financing Agreement by any party thereto) and/or the condition in Section 6.3(i) is incapable of being satisfied by the Effective Date, including as a result of a breach of the Elemental Financing Subscription Agreement by any party thereto, but excluding, in all cases, either the termination of the Elemental Financing Subscription Agreement and/or the condition in Section 6.3(i) being incapable of being satisfied solely due to the Elemental Shareholder Approval not being obtained at the Elemental Meeting (including any adjournment or postponement thereof) in accordance with this Agreement; or

(E)	Elemental is in breach or in default of any of its obligations or covenants set forth in Section 7.2 in any material respect or Section 7.3(a)(vii); or

(F)	a Material Adverse Effect in respect of Elemental has occurred and is continuing such that the condition in Section 6.3(c) is incapable of being satisfied by the Outside Date.

(b)	The Party desiring to terminate this Agreement pursuant to this Section 8.2 (other than pursuant to Section 8.2(a)(i)) shall give prompt written notice of such termination to the other Party.

(c)	If this Agreement is terminated pursuant to Section 8.1 or Section 8.2, this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or other Representative of such Party) to the other Party, except that:

(i)	in the event of termination under Section 8.1 as a result of the Effective Time occurring, this Section 8.2(c) and Sections 5.7, 5.8, 5.10, 9.2 and 9.4 (and all related definitions set forth in Section 1.1) shall survive for a period of six (6) years following such termination, and Section 2.11 shall survive indefinitely;

(ii)	in the event of termination under Section 8.2, this Section 8.2(c), Section 7.4, Section 7.5(d) and Section 9.1 through to and including 9.9 (and all related definitions set forth in Section 1.1) shall survive; and

(iii)	neither the termination of this Agreement nor anything contained in this Section 8.2(c), shall relieve a Party of any liability for any willful breach of this Agreement or fraud.

8.3	Amendment

Subject to the provisions of the Interim Order, the Final Order and the Plan of Arrangement, this Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the EMX Meeting or the Elemental Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties without, subject to applicable Laws, further notice to or authorization on the part of the EMX Shareholders, and any such amendment may, subject to the terms of the Interim Order, the Final Order, the Plan of Arrangement and applicable Law, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or

(d)	waive compliance with or modify any mutual conditions precedent herein contained.

8.4	Waiver

Elemental or EMX may: (i) extend the time for the performance of any of the obligations or acts of EMX or Elemental and/or Acquireco, as applicable, (ii) waive compliance, except as provided herein, with EMX’s or Elemental and/or Acquireco’s, as applicable, agreements or the fulfilment of any conditions to its own obligations contained herein, or (iii) waive inaccuracies in any of EMX’s or Elemental and/or Acquireco’s, as applicable, representations or warranties contained herein or in any document delivered by the foregoing Party or Parties, as applicable, provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party or Parties providing the extension or waiver and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

ARTICLE 9

GENERAL PROVISIONS

9.1	Notices

Any notice or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier or email sent to and addressed:

(a)	if to Elemental or Acquireco:

Elemental Altus Royalties Corp.
1020 – 800 West Pender Street
Vancouver, BC V6C 2V6

Attention:      Frederick Bell, Chief Executive Officer

Email:             [Redacted - Personal Information]

with a copy (which shall not constitute notice) to:

Fasken Martineau DuMoulin LLP

Bay Adelaide Centre, West Tower

333 Bay Street, Suite 2400 Toronto, ON

M5H 2T6

Canada

Attention:      John Sabetti; Justine Connors

Email:              jsabetti@fasken.com; jconnors@fasken.com

and

Greenberg Traurig, LLP

1840 Century Park East, No. 1900

Los Angeles, CA 90067

United States

Attention:    Barbara A. Jones

Email:            barbara.jones@gtlaw.com

(b)	if to EMX:

EMX Royalty Corp.

Suite 501, 543 Granville Street

Vancouver, BC

V6C 1X8, Canada

Attention:     David Cole, Chief Executive Officer

Email:            [Redacted - Personal Information]

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP

Suite 2200, RBC Place

885 West Georgia Street

Vancouver, BC V6C 3E8

Attention:     Jen Hansen and Jennifer Poirier

Email:            jhansen@cassels.com; jpoirier@cassels.com

and

Crowell & Moring LLP

455 N. Cityfront Plaza Drive

Suite 3600

Chicago, IL 60611

Attention:    John J. Koenigsknecht and David S. Stone

Email:            jkoenigsknecht@crowell.com; dstone@crowell.com

Any notice or other communication is deemed to be given and received (a) if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 5:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, (b) if sent by overnight courier, on the next Business Day, or (c) if sent by email, on the date such email was sent if it is a Business Day and such email was sent prior to 5:00 p.m. (local time in place of receipt) and otherwise on the next Business Day (provided in the case of email that no “bounce back” or notice of non-delivery is received by the sender within thirty (30) minutes of the time of sending). A Party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a Party’s outside legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to outside legal counsel does not invalidate delivery of that notice or other communication to a Party.

9.2	Governing Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of British Columbia and the Laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement and the Arrangement and waives any defences to the maintenance of an action in the courts of the Province of British Columbia.

9.3	Injunctive Relief

Subject to Section 7.4, the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived, this being in addition to any other remedy to which a Party may be entitled at law or in equity.

9.4	Third Party Beneficiaries

(a)	Except as provided in Sections 5.7 and 5.10 which, without limiting their terms, are intended as stipulations for the benefit of the Persons mentioned in such provision (such third Persons referred to in this Section 9.4 as the “Third Party Beneficiaries”), and except for the rights of the EMX Securityholders to receive the consideration to which they are entitled under the Plan of Arrangement following the occurrence of the Effective Time, the Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any Proceeding.

(b)	Despite the Section 9.4(a), the Parties acknowledge to each of the Third Party Beneficiaries their direct rights against the applicable Party under Sections 5.7 and 5.10, which are intended for the benefit of, and shall be enforceable by, each Third Party Beneficiary, his, her or their heirs and legal representatives, and, and for such purpose, the Parties confirm that they are acting as trustee on their behalf, and agree to enforce such provisions on their behalf.

(c)	Nothing contained in this Agreement, express or implied, shall entitle a Party to seek damages relating to (i) any potential synergies that could have been realized following completion of the Arrangement or (ii) the loss of the economic benefits of the Arrangement to a Party’s securityholders, which the Parties acknowledge and agree are not damages or losses of any Party.

9.5	Entire Agreement

This Agreement (including the exhibits and schedules hereto, the EMX Disclosure Letter and the Elemental Disclosure Letter), together with the Confidentiality Agreement, constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any Person other than the Parties any rights or remedies hereunder. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Parties with respect thereto except as expressly set forth in this Agreement and the Confidentiality Agreement.

9.6	Successors and Assigns

(a)	This Agreement becomes effective only when executed by EMX, Elemental and Acquireco. After that time, it will be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns.

(b)	Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by EMX without the prior written consent of Elemental or by Elemental without the prior written consent of EMX.

9.7	Mutual Intent

Notwithstanding the fact that any part of this Agreement has been drafted or prepared by or on behalf of one of the Parties, all Parties confirm that they and their respective outside legal counsel have reviewed and negotiated this Agreement and that the Parties have adopted this Agreement as the joint agreement and understanding of the Parties, and the language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent, and the Parties waive the application of any Laws or rules of construction providing that ambiguities in any agreement or other document will be construed against the Party drafting such agreement or other document and agree that no rule of construction providing that a provision is to be interpreted in favour of the Person who contracted the obligation and against the Person who stipulated it will be applied against any Party.

9.8	Further Assurances

Subject to the provisions of this Agreement, the Parties shall, from time to time, do all acts and things and execute and deliver all such further documents and instruments, as the other Party may, either before or after the Effective Time, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement and, in the event the Arrangement becomes effective, to document or evidence any of the transactions or events set out in the Plan of Arrangement.

9.9	No Liability

No director, officer or equityholder of Elemental or Acquireco shall have any personal liability whatsoever to EMX or any other Person under this Agreement or any other document or instrument delivered in connection with the transactions contemplated hereby on behalf of Elemental or Acquireco. No director or officer of EMX or any of its subsidiaries shall have any personal liability whatsoever to Elemental or Acquireco or any other Person under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of EMX or any of its subsidiaries.

9.10	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.11	Counterparts, Execution

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

9.12	Language

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only.

[Remainder of page intentionally left blank. Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ELEMENTAL ALTUS ROYALTIES CORP.

By:	“Frederick Bell”
Name: Frederick Bell
Title: Chief Executive Officer

1554829 B.C. LTD.

By:	“Frederick Bell”
Name: Frederick Bell
Title: Director

EMX ROYALTY CORP.

By:	“David M. Cole”
Name: David M. Cole
Title: Director, President and Chief Executive Officer

Signature Page to Arrangement Agreement

SCHEDULE “A”

PLAN OF ARRANGEMENT

See attached.

A-1

PLAN OF ARRANGEMENT

UNDER DIVISION 5 OF PART 9

OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1	Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“Acquireco” means 1554829 B.C. Ltd. a corporation existing under the laws of the Province of British Columbia and a direct wholly-owned subsidiary of Elemental;

“Acquireco Share” means a common share in the capital of Acquireco;

“affiliate” has the meaning ascribed to such term in the Arrangement Agreement;

“Amalco” has the meaning ascribed thereto in subsection 3.1(b) of this Plan of Arrangement;

“Amalco Share” means a common share in the capital of Amalco;

“Amalgamation” means the amalgamation of Acquireco and EMX pursuant to this Plan of Arrangement, with Amalco as the successor corporation;

“Arrangement” means the arrangement of EMX pursuant to the provisions of Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations hereto made in accordance with the terms of the Arrangement Agreement or Section 6.1 of this Plan of Arrangement or made at the direction of the Court in either the Interim Order or the Final Order with the consent of EMX and Elemental, each acting reasonably);

“Arrangement Agreement” means the arrangement agreement dated September 4, 2025 among Elemental, Acquireco and EMX, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Arrangement Resolution” means the special resolution of the EMX Shareholders approving the Arrangement to be considered at the EMX Meeting, substantially in the form and content of Schedule “B” to the Arrangement Agreement;

“BCBCA” means the Business Corporations Act (British Columbia);

“Business Day” means a day, other than a Saturday, a Sunday or a statutory or civic holiday in the Province of British Columbia;

“Certificate” means a share certificate, direct registration statement (DRS) advice or any other document or instrument representing shares or securities of a person;

“Consideration” means the Elemental Shares to be issued to the EMX Shareholders in exchange for the EMX Shares pursuant to this Plan of Arrangement, being a number of Elemental Shares for each EMX Share equal to the Exchange Ratio;

“Court” means the Supreme Court of British Columbia;

“Depositary” means any suitably qualified Person that EMX and Elemental mutually agree in writing to appoint to act as depositary in relation to the Arrangement;

“Dissent Rights” shall have the meaning ascribed thereto in Section 4.1 of this Plan of Arrangement;

“Dissenting Shareholder” means a registered EMX Shareholder that has duly and validly exercised their Dissent Rights in strict compliance with the procedures set out in Sections 237 to 247 of the BCBCA, as may be modified by the Interim Order, the Final Order and Section 4.1 hereof, and who has neither withdrawn, nor been deemed to have withdrawn, such exercise of Dissent Rights;

“Effective Date” means the date upon which the Arrangement becomes effective in accordance with Section 2.9 of the Arrangement Agreement;

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date or such other time as Elemental and EMX may mutually agree in writing;

“Elemental” means Elemental Altus Royalties Corp., a corporation existing under the laws of the Province of British Columbia;

“Elemental Share” means a common share in the capital of Elemental;

“EMX” means EMX Royalty Corp., a corporation existing under the laws of the Province of British Columbia;

“EMX Board” means the board of directors of EMX as the same is constituted from time to time;

“EMX Circular” means the notice of the EMX Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to the EMX Shareholders in connection with the EMX Meeting, as amended, supplemented or otherwise modified from time to time;

“EMX Convertible Securities” means the EMX Options, the EMX Warrants, the EMX RSUs and EMX DSUs;

“EMX DSUs” means the outstanding deferred share units of EMX granted under and governed by, an EMX DSU Agreement;

“EMX DSU Holder” means a holder of one or more EMX DSUs, in such capacity;

“EMX DSU Agreements” means the Deferred Share Unit Agreements entered into by EMX on March 31, 2025;

“EMX Meeting” means the special meeting of the EMX Shareholders, including any adjournments or postponements thereof in accordance with the terms of the Arrangement Agreement, called and held in accordance with the Interim Order to consider the Arrangement Resolution and any other matters as may be set out in the EMX Circular and agreed to in writing by Elemental, acting reasonably;

“EMX Option Holder” means a holder of one or more EMX Options, in such capacity;

“EMX Option Plan” means the Stock Option Plan of EMX, which was last amended on November 23, 2023 and last approved by EMX Shareholders at the annual general and special meeting of EMX held on June 2, 2025;

“EMX Options” means the outstanding options of EMX to purchase EMX Shares issued under the EMX Option Plan;

“EMX Replacement Options” means the options to acquire Elemental Shares to be issued in exchange for EMX Options pursuant to this Plan of Arrangement;

“EMX RSU Plan” means the Restricted Share Unit Plan of EMX, which was last amended on November 23, 2023 and last approved by EMX Shareholders at the annual general and special meeting of EMX held on June 28, 2023;

“EMX RSUs” means the outstanding restricted share units of EMX granted under, or governed by, the EMX RSU Plan;

“EMX RSU Holder” means a holder of one or more EMX RSUs, in such capacity;

“EMX Securityholders” means, collectively, the EMX Shareholders and the holders of EMX Convertible Securities, in such capacity;

“EMX Shareholder” means a holder of one or more EMX Shares, in such capacity;

“EMX Shares” means the common shares in the capital of EMX;

“Exchange Ratio” means: (a) 0.2822 Elemental Shares for each EMX Share, if the Consolidation is completed prior to the Effective Time; or (b) 2.8220 Elemental Shares for each EMX Share, if the Consolidation is not completed prior to the Effective Time, subject to adjustment in accordance with Section 2.14 of the Arrangement Agreement and Section 3.5 hereof;

“Final Order” means the final order of the Court pursuant to Section 291 of the BCBCA, in form and substance acceptable to EMX and Elemental, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, after being informed of the intention to rely upon the Section 3(a)(10) Exemption with respect to the issuance, exchange and distribution of the Consideration pursuant to the Arrangement, and approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of EMX and Elemental, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such affirmation, amendment, modification, supplement or variation is acceptable to EMX and Elemental, each acting reasonably);

“In-The-Money Value” means, in respect of an EMX Option or an EMX Replacement Option (as the case may be) at a particular time, the amount, if any, by which (a) the aggregate fair market value at that time of the EMX Shares or Elemental Shares (as the case may be) subject to and issuable upon the exercise such EMX Option or EMX Replacement Option (as the case may be) exceeds (b) the exercise price of such EMX Option or EMX Replacement Option (as the case may be);

“Interim Order” means the order made after the application submitted to the Court pursuant to Section 291 of the BCBCA after being informed of the intention to rely upon the exemption from registration under Section 3(a)(10) of the U.S. Securities Act with respect to the Consideration and EMX Replacement Options to be issued pursuant to the Arrangement as contemplated by Section 2.2 of the Arrangement Agreement, in form and substance acceptable to EMX and Elemental, each acting reasonably, providing for, among other things, the calling and holding of the EMX Meeting, as the same may be amended, affirmed, modified, supplemented or varied by the Court (provided that such amendment, affirmation, modification, supplement or variation is satisfactory to both EMX and Elemental, acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided that any such amendment, affirmation, modification, supplement or variation is satisfactory to both EMX and Elemental, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or denied;

“Letter of Transmittal” means the letter of transmittal for EMX Shares enclosed with the EMX Circular for use in connection with the Arrangement, or such other equivalent form of letter of transmittal acceptable to Elemental, acting reasonably;

“Party” means any one of EMX, Acquireco, Amalco or Elemental as the case may be, and “Parties” means all of them, collectively;

“Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made in accordance with the Arrangement Agreement or Section 6.1 of this Plan of Arrangement or at the direction of the Court and agreed to in writing by both EMX and Elemental, each acting reasonably;

“Registrar” means the person appointed as the Registrar of Companies pursuant to section 400 of the BCBCA;

“Sales Agent” shall have the meaning ascribed thereto in Section 5.7 of this Plan of Arrangement;

“Section 3(a)(10) Exemption” means the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof with respect to the exchange, issuance and distribution of all Elemental Shares and EMX Replacement Options pursuant to this Plan of Arrangement;

“Subscriber” means Tether Investments S.A. de C.V. or an affiliate or assignee thereof, in each case as permitted pursuant to the terms of the Subscription Agreement and the Arrangement Agreement;

“Subscription Agreement” means the subscription agreement dated September 4, 2025 between Elemental and the Subscriber;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder;

“Taxes” mean any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments in respect thereof imposed by any Governmental Entity, including for greater certainty all income or profits taxes (including Canadian federal, provincial and territorial income taxes), payroll and employee withholding taxes, employment taxes, unemployment insurance, disability taxes, social insurance taxes, sales taxes, use taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, non-resident withholding taxes, mining royalties, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers’ compensation, Canada and other government pension plan premiums or contributions and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which a Party or any of its subsidiaries is required to pay, withhold or collect, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, whether disputed or not;

“TSXV” means the TSX Venture Exchange;

“U.S. Exchange” means the NASDAQ Stock Market or NYSE American LLC;

“U.S. Securities Act” means the United States Securities Act of 1933, and the rules and regulations promulgated thereunder; and

“U.S. Tax Code” means the United States Internal Revenue Code of 1986, and the rules and regulations promulgated thereunder.

“U.S. Treasury Regulations” means the regulations promulgated by the United States Department of the Treasury under the Internal Revenue Code of 1986, as amended, and the guidance thereunder.

“Value per Settled DSU” means the market value of the EMX Shares as at the Effective Date based on the volume-weighted average price of the EMX Shares on the TSXV for the five (5) trading days immediately preceding the Effective Date.

In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.2	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

1.3	Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of any gender shall include all genders and the word “person” and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, company, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.4	Date for any Action

If the date on which any action is required or permitted to be taken hereunder is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

1.5	Statutory References

Any reference in this Plan of Arrangement to a statute includes all rules and regulations made or promulgated thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6	Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada. As used herein, all references to “$” refer to Canadian dollars.

1.7	Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein.

1.8	Certain Phrases and References, etc.

In this Plan of Arrangement, unless the context otherwise requires: (a) “including”, “includes” and “include” mean “including (or includes or include) without limitation”; (b) “or” is not exclusive; (v) “day” means “calendar day”; (d) “hereof”, “herein”, “hereunder” and words of similar import, shall refer to this Plan of Arrangement as a whole and not to any particular provision of this Plan of Arrangement; (e) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”; (f) “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”;

(g) unless stated otherwise, “Article” or “Section” followed by a number or letter mean and refer to the specified Article or Section of this Plan of Arrangement; and (h) when used in reference to an EMX Shareholder, EMX Securityholder, EMX Option Holder, EMX RSU Holder, EMX DSU Holder, holder of EMX Shares or holder of EMX Convertible Securities, “former” means and refers to an EMX Shareholder, EMX Securityholder, EMX Option Holder, EMX RSU Holder, EMX DSU Holder, holder of EMX Shares or holder of EMX Convertible Securities, as applicable, immediately prior to the Effective Time.

ARTICLE 2

ARRANGEMENT AGREEMENT

2.1	Arrangement Agreement

This Plan of Arrangement constitutes an arrangement as referred to in section 288 of the BCBCA and is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.

2.2	Binding Effect

This Plan of Arrangement and the Arrangement will become effective and be binding on EMX, Elemental, Acquireco, Amalco, all EMX Securityholders (including Dissenting Shareholders and including any holders of a beneficial interest in any securities of EMX), any trustee, registrar, transfer agent or depositary of EMX and the Depositary at and after the Effective Time, in each case without any further authorization, act or formality required on the part of any person, except as expressly provided in this Plan of Arrangement.

ARTICLE 3

ARRANGEMENT

3.1	Arrangement

At the Effective Time, the following shall, unless specifically provided otherwise in this Section 3.1, occur and shall be deemed to occur sequentially in the following order without any further authorization, act or formality by EMX, Elemental, Acquireco, Amalco, any EMX Securityholder or any other person, in each case, unless stated otherwise, at five-minute intervals starting at the Effective Time:

(a)	each EMX Share outstanding immediately prior to the Effective Time held by a Dissenting Shareholder shall be, and shall be deemed to be, assigned and transferred to EMX in exchange for a debt claim against EMX in an amount determined in accordance with Article 4 hereof (less applicable tax withholding pursuant to Section 5.4), and:

(i)	the registered holders of such EMX Shares immediately prior to the Effective Time shall: (A) cease to be the registered holders of such EMX Shares and shall cease to have any rights as an EMX Shareholder (other than the right to be paid the fair value for such EMX Share as set out in Article 4 hereof); (B) be removed from the register of EMX Shareholders maintained by or on behalf of EMX in respect of the EMX Shares; and (C) be deemed to have executed and delivered all consents, notices, releases, assignments and waivers, statutory or otherwise, required to so assign and transfer such EMX Shares; and

(ii)	EMX shall be deemed to be the transferee of such EMX Shares and shall be entered in the register of EMX Shareholders maintained by or on behalf of EMX in respect of the EMX Shares;

(iii)	each EMX Share so assigned and transferred to EMX pursuant to this Section 3.1(a) shall thereupon be cancelled and cease to be outstanding;

(b)	each EMX RSU outstanding immediately prior to the Effective Time, whether vested or unvested, shall be, and shall be deemed to be, without any further action by or on behalf of an RSU Holder, immediately vested and exercised in exchange for one EMX Share (less applicable tax withholding pursuant to Section 5.4, and provided that no share certificates or DRS statements shall be issued with respect to such EMX Shares), and:

(i)	each EMX RSU Holder shall: (A) cease to be the holder of any EMX RSUs and cease to have any rights as a holder of EMX RSUs (other than, for certainty, the right to receive the Consideration pursuant to Section 3.1(c)(xii)); (B) be removed from the register of RSU Holders maintained by or on behalf of EMX in respect of the EMX RSUs; and (C) be deemed to have executed and delivered all consents, notices, releases, assignments and waivers, statutory or otherwise, required to so exercise and exchange such EMX RSUs;

(ii)	each EMX RSU so exchanged pursuant to this Section 3.1(b) shall thereupon be cancelled and cease to be outstanding; and

(iii)	the EMX RSU Plan and all agreements relating to the EMX RSUs shall be terminated and shall be of no further force and effect;

(c)	EMX and Acquireco shall amalgamate to form one corporate entity, with the same effect as if they had amalgamated under Section 269 of the BCBCA except the separate legal existence of Acquireco will not cease and Acquireco will survive the amalgamation notwithstanding the issue by the Registrar of a certificate of amalgamation and the assignment of a new incorporation number (Acquireco, as such surviving entity, may be referred to herein as “Amalco”). The Amalgamation is intended to qualify as an amalgamation as defined in subsection 87(1) of the Tax Act. Upon the Amalgamation the following steps (i) through (xvi) shall, and shall be deemed to, occur concurrently:

(i)	without limiting the generality of subsection 3.1(c) above, EMX and Acquireco shall amalgamate, the separate legal existence of EMX will cease without EMX being liquidated or wound-up, and EMX and Acquireco shall continue as Amalco, under the terms and conditions prescribed in this Plan of Arrangement, and their continuation as one company becomes irrevocable;

(ii)	Amalco shall become capable immediately of exercising the functions of an incorporated company;

(iii)	Amalco shall have the name of EMX;

(iv)	the shareholder of Amalco shall have the powers and the liability provided in the BCBCA;

(v)	the property, rights and interests of each of EMX and Acquireco shall continue to be the property, rights and interests of Amalco, and such amalgamation shall not constitute an assignment by operation of law, a transfer or any other disposition of the property, rights and interests of EMX or Acquireco to Amalco;

(vi)	an existing cause of action, claim or liability to prosecution of either EMX or Acquireco shall be unaffected;

(vii)	Amalco shall continue to be liable for the obligations of EMX and Acquireco;

(viii)	any legal proceedings being prosecuted or pending by or against EMX or Acquireco may be prosecuted, or their prosecution may be continued as the case may be, by or against Amalco;

(ix)	a conviction against, or a ruling, order or judgment in favour of or against, either EMX or Acquireco may be enforced by or against Amalco;

(x)	the board of directors of Amalco shall be comprised of a minimum of 1 and a maximum of 10 directors and the initial directors of Amalco will be such persons as determined by EMX and Acquireco;

(xi)	the notice of articles and articles of Amalco shall be substantially identical to the notice of articles and articles of EMX immediately prior to the Amalgamation;

(xii)	each EMX Share outstanding, including any EMX Shares issued pursuant to Section 3.1(b) (subject to Section 3.2 and Article 5), shall be cancelled in exchange for the Consideration and the registered holders of such EMX Shares immediately prior to such cancellation shall:

(A)	cease to be the registered holders of such EMX Shares and shall cease to have any rights as an EMX Shareholder (other than the right to be paid the Consideration pursuant to this Plan of Arrangement);

(B)	be removed from the register of EMX Shareholders maintained by or on behalf of EMX in respect of the EMX Shares;

(C)	be deemed to have executed and delivered all consents, notices, releases, assignments and waivers, statutory or otherwise, required to so cancel such EMX Shares; and

(D)	subject to Article 6, be entered in the register of holders of Elemental Shares maintained by or on behalf of Elemental in respect of the Elemental Shares as the registered holder of such Elemental Shares so received pursuant to this Section 3.1(c)(xii);

(xiii)	the amounts added to the capital of the Elemental Shares shall be amounts equal to the paid-up capital (as that term is used for purposes of the Tax Act) of the EMX Shares (other than the EMX Shares held by Dissenting Shareholders) immediately prior to the Effective Time;

(xiv)	Elemental shall receive one Amalco Share in exchange for each Acquireco Share held by it;

(xv)	in consideration for Elemental’s issuance of the Elemental Shares referenced in Section 3.1(c)(xii), Amalco shall issue to Elemental one Amalco Share for each Elemental Share issued by Elemental under Section 3.1(c)(xii); and

(xvi)	the amounts added to the capital of the Amalco Shares shall be amounts equal to the paid-up capital (as that term is used for purposes of the Tax Act) of the Acquireco Shares and EMX Shares immediately prior to the Effective Time;

(d)	concurrently with (and no earlier than) the issuance of the Consideration in Section 3.1(c)(xii), Elemental shall, and shall be deemed to, issue such number of Elemental Shares to the Subscriber as is required pursuant to and in accordance with the terms of the Subscription Agreement if the conditions set out therein have been satisfied or waived as of such time;

(e)	notwithstanding the EMX Option Plan, each EMX Option outstanding immediately prior to the Effective Time, whether vested or unvested, shall without any further action by or on behalf of an EMX Option Holder, be exchanged for an EMX Replacement Option, each such EMX Replacement Option being exercisable to purchase from Elemental a number of Elemental Shares equal to the product of (A) the number of EMX Shares subject to the EMX Option immediately prior to the Effective Time multiplied by (B) the Exchange Ratio. The exercise price per Elemental Share underlying an EMX Replacement Option shall be an amount equal to the quotient of (X) the exercise price per EMX Share underlying the EMX Option immediately prior to the Effective Time divided by (Y) the Exchange Ratio (provided that the aggregate exercise price payable on any particular exercise of EMX Replacement Options shall be rounded up to the nearest whole cent). It is intended that (i) the provisions of Subsection 7(1.4) of the Tax Act apply to the exchange of EMX Options for EMX Replacement Options pursuant to this Section 3.1(e) and (ii) such exchange of options be treated as other than the grant of a new stock right or a change in the form of payment pursuant to Section 1.409A-1(b)(5)(v)(D) of the U.S. Treasury Regulations. Accordingly, and notwithstanding the foregoing, if required, the exercise price of an EMX Replacement Option will be adjusted accordingly with effect at and from the Effective Time such that the In-The-Money Value of the EMX Replacement Option immediately after the exchange does not exceed the In-The-Money Value of the EMX Option for which it was exchanged immediately before the exchange. Notwithstanding the foregoing provisions of this Section 3.1(e), each EMX Option which is an “incentive stock option” shall be adjusted as required by Section 424 of the U.S. Tax Code and the U.S. Treasury Regulations promulgated thereunder so as not to constitute a modification, extension or renewal of such EMX Option, within the meaning of Section 424(h) of the U.S. Tax Code. Except as provided in this Section 3.1(e), all terms and conditions of each EMX Replacement Option, including the term to expiry and conditions to and manner of exercising, will be the same as the EMX Option for which it was exchanged, and shall be governed by the terms of the EMX Option Plan and any document evidencing an EMX Option shall thereafter evidence, and be deemed to evidence, an EMX Replacement Option; and, upon the occurrence of the foregoing:

(i)	each EMX Option Holder shall: (A) cease to be the holder of any EMX Options and cease to have any rights as a holder of EMX Options (and shall instead, for certainty, be a holder of the applicable number of EMX Replacement Options and have rights as a holder of EMX Replacement Options); (B) be removed from the register of EMX Option Holders maintained by or on behalf of Amalco in respect of the EMX Options (and be added to the register of EMX Replacement Options maintained by or on behalf of Amalco in respect of the EMX Replacement Options); and (C) be deemed to have executed and delivered all consents, notices, releases, assignments and waivers, statutory or otherwise, required to so exercise and exchange such EMX Options for EMX Replacement Options; and

(ii)	each EMX Option so exchanged pursuant to this Section 3.1(e) shall thereupon be cancelled and cease to be outstanding;

(f)	notwithstanding the EMX DSU Plan, each EMX DSU outstanding immediately prior to the Effective Time, whether vested or unvested, shall be, and shall be deemed to be, without any further action by or on behalf of a DSU Holder, immediately vested, and shall be exchanged for the right to receive payment from Amalco of a cash amount equal to the Value per Settled DSU (less applicable tax withholding pursuant to Section 5.4), and:

(i)	each EMX DSU Holder shall: (A) cease to be a holder of any EMX DSUs and cease to have any rights as a holder of EMX DSUs (except the right to receive a cash amount per EMX DSU equal to the Value per Settled DSU); (B) be removed from the register of EMX DSUs maintained by or on behalf of Amalco in respect of the EMX DSUs; and (C) be deemed to have executed and delivered all consents, notices, releases, assignments and waivers, statutory or otherwise, required to so exercise and exchange such EMX DSUs;

(ii)	each EMX DSU so exercised and exchanged pursuant to this Section 3.1(f) shall thereupon be cancelled and cease to be outstanding; and

(iii)	the EMX DSU Agreements shall be terminated and shall be of no further force and effect.

3.2	No Fractional Shares

No fractional Elemental Shares shall be issued to EMX Securityholders pursuant to this Plan of Arrangement or pursuant to the exercise of any securities issued to EMX Securityholders pursuant to this Plan of Arrangement. Where the aggregate number of Elemental Shares to be issued to an EMX Securityholder under the Arrangement or pursuant to such exercise would otherwise result in a fraction of an Elemental Share being issuable, the number of Elemental Shares to be issued to such EMX Securityholder shall be rounded down to the nearest whole Elemental Share, and such EMX Securityholder shall not be entitled to any payment or other compensation in respect of such fractional Elemental Share.

3.3	Effect of Arrangement on EMX Warrants

As a result of the completion of the steps set out in Section 3.1, from and after the Effective Time in accordance with the terms of the EMX Warrant Certificate, each holder of EMX Warrants shall be entitled to receive upon the exercise of any such EMX Warrants, in lieu of the EMX Shares to which such holder was theretofore entitled upon such exercise, and for the same consideration otherwise payable therefor, the number of Elemental Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Arrangement if, immediately prior to the Effective Date, such holder had been the registered holder of the number of EMX Shares to which such holder would have been entitled if such holder had exercised such EMX Warrants immediately prior to the Effective Time; provided that, no fractional Elemental Shares will be issued upon exercise of the EMX Warrants, nor shall any compensation be made for such fractional Elemental Shares, if any. To the extent that holder of EMX Warrants would otherwise be entitled to purchase a fraction of an Elemental Share, such right may be exercised in combination with other rights which, in the aggregate, entitle the holder of EMX Warrants to purchase a whole number of Elemental Shares.

3.4	Post-Effective Time Procedures

The events provided for in Section 3.1 shall be deemed to occur on the Effective Date, notwithstanding that certain procedures related thereto may not be completed until after the Effective Date.

3.5	Adjustment of Consideration

The Consideration, the Exchange Ratio, and any other dependent item set out in this Plan of Arrangement or the Arrangement Agreement, shall be adjusted in the circumstances and in the manner described in Section 2.14 of the Arrangement Agreement, except as may otherwise be agreed in writing by the Parties.

ARTICLE 4

DISSENT RIGHTS

4.1	Dissent Rights

Each registered EMX Shareholder may exercise rights of dissent with respect to the EMX Shares held by such EMX Shareholder (“Dissent Rights”) in connection with this Plan of Arrangement pursuant to and in strict compliance with the procedures set forth in sections 237 to 247 of the BCBCA, as modified by the Interim Order, the Final Order and this Section 4.1, provided that notwithstanding section 242 of the BCBCA, the exercise of Dissent Rights and written notice of dissent of such registered EMX Shareholder to the Arrangement Resolution must be received by EMX from registered EMX Shareholders that wish to dissent not later than 5:00 p.m. (Vancouver time) on the Business Day that is two (2) Business Days before the EMX Meeting (as it may be adjourned or postponed from time to time). Each Dissenting Shareholder who validly exercises Dissent Rights in accordance with this Section 4.1 shall be deemed to have irrevocably assigned and transferred all EMX Shares held by such Dissenting Shareholder, to EMX, as provided in Section 3.1(a), and if such Dissenting Shareholder:

(a)	is ultimately entitled to be paid fair value for their EMX Shares, such Dissenting Shareholder shall: (i) be deemed not to have participated in the transactions in Article 3 (other than Section 3.1(a)); (ii) be entitled to be paid the fair value of such EMX Shares by Amalco in cash, less any applicable withholdings, which fair value, notwithstanding anything to the contrary in the BCBCA, shall be determined as of the close of business on the Business Day immediately preceding the date on which the Arrangement Resolution was adopted at the EMX Meeting; and (iii) will not be entitled to any other payment or consideration, including any payment or consideration that would be payable under the Arrangement if such Dissenting Shareholder had not exercised their Dissent Rights in respect of such EMX Shares; or

(b)	is ultimately not entitled, for any reason, to be paid the fair value for their EMX Shares, such Dissenting Shareholder shall be: (i) deemed to have participated in the Arrangement as of the Effective Time on the same basis as the other EMX Shareholders who did not exercise Dissent Rights; and (ii) entitled to receive only the Consideration, as contemplated by Section 3.1(b), that such Dissenting Shareholder would have received pursuant to the Arrangement if such Dissenting Shareholder had not exercised Dissent Rights.

4.2	Recognition of Dissenting Holders

(a)	In no case shall any Party, the Depositary or any other person be required to recognize any person purporting to exercise Dissent Rights unless such person: (i) is the registered holder of the EMX Shares in respect of which such Dissent Rights are purported to be exercised; and (ii) has exercised his, her or its Dissent Rights in strict compliance with the procedures set out in Sections 237 to 247 of the BCBCA, as may be modified by the Interim Order, the Final Order and Section 4.1 hereof, and has neither withdrawn, nor been deemed to have withdrawn, such exercise of Dissent Rights.

(b)	In no case shall any Party or any other person be required to recognize any Dissenting Shareholder as a registered or beneficial holder of EMX Shares or any interest therein (other than the rights set out in Section 4.1) at or after the Effective Time, and as of the Effective Time, the names of each Dissenting Shareholder shall be removed from the register of EMX Shareholders maintained by or on behalf of EMX in respect of the EMX Shares.

(c)	In addition to any other restrictions under the Interim Order or the BCBCA, none of the following shall be entitled to exercise Dissent Rights: (i) any holder of EMX Convertible Securities (in their capacity as holders of such securities); (ii) any EMX Shareholder who voted or instructed a proxyholder to vote such EMX Shareholder’s EMX Shares in favour of the Arrangement Resolution; (iii) any person (including any beneficial owner of EMX Shares) who is not a registered holder of EMX Shares; and (iv) any person who has not strictly complied with the procedures for exercising Dissent Rights or who has withdrawn, or been deemed to have withdrawn, such person’s exercise of Dissent Rights prior to the Effective Time.

ARTICLE 5

DELIVERY OF CONSIDERATION

5.1	Delivery of Consideration

(a)	Following receipt of the Final Order and in any event no later than the Business Day prior to the Effective Date, Elemental shall deliver or arrange to be delivered to the Depositary such number of Elemental Shares as are required to satisfy the aggregate Consideration payable to EMX Shareholders in accordance with the provisions of Section 3.1, which Elemental Shares shall be held by the Depositary in escrow as agent and nominee for such EMX Shareholders for distribution to such EMX Shareholders in accordance with the provisions of this Article 5.

(b)	As soon as reasonably practicable following the later of the Effective Time and the surrender to the Depositary of a Certificate that immediately prior to the Effective Time represented one or more outstanding EMX Shares that were cancelled in accordance with Section 3.1, together with a duly completed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the former EMX Shareholder surrendering such Certificate shall be entitled to receive in exchange therefor, and the Depositary or Elemental shall deliver to such former EMX Shareholder or make available for pick up at its offices during normal business hours, a Certificate representing the Elemental Shares that such former EMX Shareholder is entitled to receive in accordance with Section 3.1, less any amounts withheld pursuant to Section 5.4 and any Certificate representing such EMX Shares so surrendered shall forthwith thereafter be cancelled.

(c)	After the Effective Time and until surrendered for cancellation as contemplated by this Section 5.1, each Certificate that immediately prior to the Effective Time represented one or more EMX Shares (other than EMX Shares in respect of which Dissent Rights have been validly exercised and not withdrawn) shall be deemed at all times to represent only the right to receive in exchange therefor the Consideration that the holder of such Certificate is entitled to receive in accordance with Section 3.1, less any amounts withheld pursuant to Section 5.4.

5.2	Lost Certificates

If any Certificate that immediately prior to the Effective Time represented one or more outstanding EMX Shares that were cancelled in accordance with Section 3.1 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the former EMX Shareholder claiming such Certificate to be lost, stolen or destroyed, the Depositary shall pay and deliver in exchange for such lost, stolen or destroyed Certificate, the Consideration that such former EMX Shareholder is entitled to receive pursuant to Section 3.1 in accordance with such former EMX Shareholder’s Letter of Transmittal. When authorizing such delivery of the Consideration in exchange for such lost, stolen or destroyed certificate, the former EMX Shareholder to whom the Consideration is to be delivered shall, as a condition precedent to the delivery of the Consideration, give a bond satisfactory to Elemental, Amalco and the Depositary in such amount as Elemental, Amalco and the Depositary may direct, or otherwise indemnify Elemental, Amalco and the Depositary in a manner satisfactory to Elemental, Amalco and the Depositary, against any claim that may be made against Elemental, Amalco or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be reasonably required by Elemental, Amalco and the Depositary.

5.3	Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Elemental Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered Certificate that, immediately prior to the Effective Time, represented outstanding EMX Shares unless and until the holder of such Certificate shall have complied with the provisions of Section 5.1 or Section 5.2. Subject to applicable Law and to withholding required pursuant to Section 5.4, at the time of such compliance, there shall, in addition to the delivery of certificates representing Elemental Shares to which such holder is thereby entitled, be delivered to such holder, without interest the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Elemental Shares and (ii) on the applicable payment date, the amount of any dividend or other distribution with a record date after the Effective Time and a payment date subsequent to the date of such compliance payable with respect to such Elemental Shares.

5.4	Withholding Rights

Elemental, Amalco, the Depositary and their respective agents, as applicable, shall be entitled to deduct and withhold from any consideration or any other amount payable or otherwise deliverable to any EMX Securityholder or any other person under this Plan of Arrangement (including any payment to Dissenting Shareholders) such Taxes or other amounts as Elemental, Amalco the Depositary or any of their respective agents, as the case may be, may reasonably determine is required to be deducted or withheld with respect to such payment under the Tax Act, the U.S. Tax Code or any other applicable Law in respect of Taxes. For the purposes hereof, all such deducted or withheld amounts shall be treated as having been paid to the person in respect of which such deduction or withholding was made on account of the obligation to make payment to such person hereunder, provided that such deducted or withheld amounts are timely remitted to the appropriate Governmental Entity by or on behalf of Elemental, Amalco, the Depositary or any of their respective agents, as the case may be. To the extent that the amount so required to be deducted or withheld from any payment to an EMX Shareholder exceeds the Consideration payable to such EMX Shareholder pursuant to this Plan of Arrangement, subject to the prior approval of any of Elemental, Amalco, the Depositary or any of their respective agents, as the case may be, are hereby authorized to sell or otherwise dispose of such portion of the Elemental Shares payable to such EMX Shareholder pursuant to Section 3.1 as is necessary to provide sufficient funds to Elemental, Amalco, the Depositary or their respective agents, as the case may be, to enable it to comply with all applicable deduction or withholding requirements, and Elemental, Amalco, the Depositary or their respective agents, as the case may be, shall: (a) remit the applicable portion of the net proceeds of such sale of such Elemental Shares (after deduction of all reasonable fees, commissions or costs in respect of such sale) to the appropriate Governmental Entity in satisfaction of such deduction or withholding requirement; and (b) if applicable, deliver to such EMX Shareholder any unapplied balance of the net proceeds of such sale of such Elemental Shares after making the remittance in (a). Any sale of Elemental Shares pursuant to this Section 5.4 will be made in accordance with applicable Laws and at prevailing market prices and none of Elemental, Amalco, the Depositary or their respective agents, as the case may be, shall be under any obligation to obtain a particular price, or indemnify any former EMX Shareholder in respect of a particular price, for the Elemental Shares so sold. None of Elemental, Amalco, the Depositary or their respective agents, as the case may be, will be liable for any loss arising out of any sale or disposition of Elemental Shares under this Section 5.4.

5.5	Extinction of Rights

If (a) any former EMX Shareholder fails to deliver to the Depositary the Certificates, documents or instruments required to be delivered to the Depositary in accordance with Section 5.1 or Section 5.2 in order for such former EMX Shareholder to receive the Consideration which such former EMX Shareholder is entitled to receive pursuant to Section 3.1; or (b) any payment made by way of cheque (or other form of immediately available funds) by the Depositary or by EMX pursuant to the Arrangement has not been deposited or has been returned to the Depositary or EMX or otherwise remains unclaimed, in each case, on or before the date that is six (6) years after the Effective Date: (i) such former EMX Shareholder shall be deemed to have donated and forfeited to Elemental or its successors, all such Consideration held by the Depositary in trust for such former EMX Shareholder to which such former EMX Shareholder is entitled under this Plan of Arrangement, in each case, together with all entitlements to any dividends or distributions thereon; (ii) any payment made by way of cheque (or other form of immediately available funds) and any other right or claim to payment hereunder that remains outstanding shall cease to represent a right or claim of any kind or nature and shall be deemed to have been surrendered to Elemental and shall be paid over by the Depositary to Elemental or as directed by Elemental; (iii) any Certificate representing EMX Shares formerly held by such former EMX Shareholder shall cease to represent a right or claim of any kind or nature; (iv) the Elemental Shares which such former EMX Shareholder was entitled to receive shall be transferred to Elemental and cancelled without any repayment of capital in respect thereof, and any Certificates representing such Elemental Shares shall be delivered by the Depositary to Elemental for cancellation and the interest of such former EMX Shareholder in such Elemental Shares (and any dividends or distributions thereon) shall be terminated. None of Elemental, Amalco or any of their respective successors, shall be liable to any person in respect of any Consideration (including any Consideration previously held by the Depositary in trust for any such former EMX Shareholder) which is forfeited to Elemental or Amalco or delivered to any public official pursuant to any applicable abandoned property, escheat or similar Law.

5.6	No Liens

Any exchange, assignment or transfer of securities pursuant to this Plan of Arrangement (including, for certainty, pursuant to Section 3.1) shall be free and clear of any and all Liens and other claims of third parties of any kind.

5.7	Illegality of Delivery of Elemental Shares

Notwithstanding any other provision of this Plan of Arrangement, if Elemental determines that it would be contrary to any applicable Law to issue or deliver the Elemental Shares pursuant to the Arrangement to any former EMX Shareholder that is not a resident in Canada or the United States: (a) the Elemental Shares that otherwise would be issued to such former EMX Shareholder pursuant to Section 3.1 may, at Elemental’s direction, be delivered to the Depositary or another nominee appointed by Elemental (a “Sale Agent”) acting as agent for such former EMX Shareholder; and (b) such Elemental Shares so delivered to the Depositary or the Sale Agent, as applicable, will be sold on behalf of such former EMX Shareholder as soon as practicable after the Effective Date in the normal course of trading on the TSXV and/or an applicable U.S. Exchange, on such dates and at such prices as the Depositary or the Sale Agent, as applicable, determines in its discretion as agent for such former EMX Shareholder. Each such former EMX Shareholder shall be entitled to receive their pro rata portion of the aggregate proceeds of the sale of Elemental Shares pursuant to this Section 5.7 (less any applicable brokerage fees, selling costs, charges, after withholding or deducting any applicable Taxes and subject to rounding to the nearest whole cent and any applicable foreign exchange conversion), which pro rata portion shall be determined based on the number of Elemental Shares that such former EMX Shareholder would otherwise be entitled to receive pursuant to Section 3.1 relative to the total number of Elemental Shares sold by the Depositary or Sale Agent, as applicable, at the relevant time. Any payment to a former EMX Shareholder pursuant to this Section 5.7 will be remitted to such person in the same manner as any other cash payments pursuant to this Article 5. None of Elemental, Amalco, the Depositary, the Sale Agent or any other person will be liable for any loss arising out of or in connection with any sales of Elemental Shares pursuant to this Section 5.7. For all tax purposes, such person shall be treated as receiving such Elemental Shares on the Effective Date and then selling such Elemental Shares on the TSXV and/or an applicable U.S. Exchange after the Effective Date. For the avoidance of doubt, Elemental shall not take any action pursuant to this Section 5.7 if such action is reasonably likely to be inconsistent with the Parties’ intention that the transactions contemplated by this Plan of Arrangement and the Arrangement Agreement qualify as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code.

5.8	Interest

Under no circumstances shall interest accrue or be paid by Elemental, Amalco, the Depositary or any other person to former EMX Shareholders depositing Certificates pursuant to this Plan of Arrangement in respect of EMX Shares, regardless of any delay in making any payment or delivery of consideration contemplated hereunder.

ARTICLE 6

AMENDMENTS

6.1	Amendments to Plan of Arrangement

(a)	Elemental and EMX may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (i) set out in writing; (ii) approved by Elemental and EMX, each acting reasonably; (iii) filed with the Court and, if made following the EMX Meeting, approved by the Court; and (iv) communicated to EMX Securityholders if and as required by the Court.

(b)	Subject to the provisions of the Interim Order, any amendment, modification and/or supplement to this Plan of Arrangement may be made by EMX or Elemental at any time prior to the EMX Meeting provided that Elemental and EMX, each acting reasonably, shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the EMX Shareholders voting at the EMX Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	EMX and Elemental may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time after the EMX Meeting and prior to the Effective Time with the approval of the Court, and, if and only if: (i) it is agreed to in writing by Elemental and EMX, each acting reasonably; and (ii) if required by the Court, it is approved to by some or all of the EMX Shareholders voting in the manner directed by the Court.

(d)	Notwithstanding anything to the contrary contained herein, EMX and Elemental may amend, modify and/or supplement this Plan of Arrangement without the approval of the Court, the EMX Shareholders or any other persons, provided that each such amendment, modification and/or supplement (i) must concern a matter which, in the reasonable opinion of each of EMX and Elemental, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement; and (ii) is not materially adverse to the economic interests of any EMX Shareholders.

6.2	Withdrawal

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 7

FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the Arrangement and other transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further authorization, act or formality, each of the Parties will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

ARTICLE 8

U.S. SECURITIES LAW & TAX MATTERS

8.1	U.S. Securities Law Matters

Notwithstanding any provision herein to the contrary, the Parties agree that this Plan of Arrangement will be carried out with the intention that all Elemental Shares and EMX Replacement Options to be issued and distributed pursuant to this Plan of Arrangement will be issued and exchanged in reliance on the Section 3(a)(10) Exemption and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement, whether in the United States, Canada or any other country, be issued or granted, as the case may be, and exchanged, in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and applicable state securities Laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement. To the extent necessary, to provide for the issuance of freely tradeable shares, Elemental shall, on or as promptly as practicable following the Effective Date, file one or more registration statements on Form S-8 with the U.S. SEC to register the issuance of Elemental Shares upon exercise of the EMX Replacement Options from time to time after the Effective Time. Elemental has also agreed to apply and use commercially reasonable efforts to obtain approval for listing on a U.S. Exchange by the Effective Time of the Consideration and the Elemental Shares issuable upon exercise of any EMX Replacement Options and EMX Warrants.

8.2	U.S. Tax Law Matters

For U.S. federal income tax purposes, each of the Parties intends that (a) the Arrangement Agreement and this Plan of Arrangement constitute, and is hereby adopted as, a “plan of reorganization” within the meaning of U.S. Treasury Regulations promulgated under Section 368 of the U.S. Tax Code and (b) the Arrangement qualify as a “reorganization” under Section 368(a) of the U.S. Tax Code.

ARTICLE 9

PARAMOUNTCY

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all EMX Shares and EMX Convertible Securities issued prior to the Effective Time; (b) the rights and obligations of registered and beneficial holders of EMX Shares (including Dissenting Shareholders), EMX Convertible Securities and of EMX, Acquireco, Elemental, Amalco, the Depositary and any trustee or registrar and transfer agent for the EMX Shares or EMX Convertible Securities shall be solely as provided for in this Plan of Arrangement; and (b) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any EMX Shares and EMX Convertible Securities shall be deemed to have been settled, discharged, compromised, released and determined without liability except as set forth herein.

SCHEDULE “B”

ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	the arrangement (the “Arrangement”) under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “BCBCA”) of EMX (“EMX”), all as more particularly described and set forth in the management information circular of EMX (the “Circular”) accompanying the notice of this meeting (as the Arrangement may be, or may have been, modified or amended in accordance with its terms), and all transactions contemplated thereby, are hereby authorized, approved and adopted;

2.	the arrangement agreement dated September 4, 2025 (the “Arrangement Agreement”) among Elemental, Acquireco and EMX, as it may be, or may have been, amended, modified or supplemented from time to time in accordance with its terms, the transactions contemplated therein, the actions of the directors of EMX in approving the Arrangement and the Arrangement Agreement and the actions of the directors and officers of EMX in executing and delivering the Arrangement Agreement and any amendments thereto and causing the performance by EMX of its obligations thereunder, including EMX’s application for an interim order from the Supreme Court of British Columbia (the “Court”), are hereby confirmed, ratified, authorized and approved;

3.	the plan of arrangement as it has been or may be amended, modified or supplemented in accordance with its terms (the “Plan of Arrangement”) of EMX implementing the Arrangement, the full text of which is set out in Schedule “A” to the Arrangement Agreement, is hereby authorized, approved and adopted;

4.	EMX be and is hereby authorized to apply for a final order from the Court to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular);

5.	notwithstanding that this resolution has been passed (and the Arrangement approved) by the shareholders of EMX or that the Arrangement has been approved by the Court, the directors of EMX are hereby authorized and empowered, without further notice to, or approval of, the shareholders of EMX to:

(a)	amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

(b)	subject to the terms of the Arrangement Agreement, not proceed with the Arrangement;

6.	any director or officer of EMX is hereby authorized and directed for and on behalf of EMX to execute, whether under corporate seal of EMX or otherwise, and to deliver such other documents as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement or the Plan of Arrangement, such determination to be conclusively evidenced by the execution and delivery of such documents;

B-1

7.	any director or officer of EMX is hereby authorized and directed for and on behalf of EMX to execute and deliver, or cause to be executed and delivered, all such documents and instruments and to do or to cause to be done all such other acts and things as may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument; and

8.	any director or officer of EMX is hereby authorized, for and on behalf and in the name of EMX, to execute and deliver, whether under corporate seal of EMX or otherwise, all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a)	all actions required to be taken by or on behalf of EMX, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by EMX; such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

B-2

SCHEDULE “C”

REPRESENTATIONS AND WARRANTIES OF EMX

As used in this Schedule, capitalized terms have the meanings ascribed thereto in the Arrangement Agreement to which this Schedule is appended.

(a)	Organization and Qualification. EMX and each of the Material Subsidiaries is a corporation duly incorporated or an entity duly created and validly existing under all applicable Laws of its jurisdiction of incorporation or continuance and has all corporate power and capacity to own its assets and conduct its business as now owned and conducted. EMX and each of the Material Subsidiaries is duly qualified to carry on business and is in good standing in each jurisdiction in which its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities, makes such qualification necessary, except where the failure to be so registered or in good standing would not, individually or in the aggregate, have a Material Adverse Effect. True and complete copies of the constating documents of EMX and each of the Material Subsidiaries have been disclosed in the EMX Data Room, and no action has been taken to amend or supersede such constating documents of EMX or any of its Material Subsidiaries.

(b)	Authority Relative to this Agreement. EMX has the requisite corporate power and authority to enter into this Agreement and the agreements and other documents to be entered into by it hereunder and, subject to obtaining the Interim Order, the Final Order and EMX Shareholder Approval, to perform its obligations hereunder and thereunder. The execution and delivery and performance of this Agreement, the Arrangement and the agreements and other documents to be entered into by it hereunder and the consummation by EMX of the transactions contemplated hereunder and thereunder have been duly and unanimously authorized by the EMX Board and no other corporate proceedings on the part of EMX are necessary to authorize this Agreement and the agreements and other documents to be entered into by it hereunder or the consummation of the Arrangement, other than obtaining the Interim Order, the Final Order, approval of the EMX Circular by EMX Board, the TSXV and the NYSE American, and receipt of the EMX Shareholder Approval and the Key Regulatory Approvals. This Agreement has been duly executed and delivered by EMX and constitutes a valid and binding obligation of EMX, enforceable by Elemental and Acquireco against EMX in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization or other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	No Conflict, Default or Consent. Except as set forth in Schedule 3.1(c) of the EMX Disclosure Letter, the execution and delivery by EMX of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement and the other transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or both, or the happening of any other event or condition):

(i)	violate, conflict with or result in a breach of:

(A)	any provision of the Constating Documents or partnership agreements of EMX or any of its Material Subsidiaries, subject to receipt of the EMX Shareholder Approval and except as would not, individually or in the aggregate, have a Material Adverse Effect;

(B)	any EMX Material Contract or Authorization to which EMX or any of its Material Subsidiaries is a party or by which EMX or any of its Material Subsidiaries is bound, except as would not, individually or in the aggregate, have a Material Adverse Effect; or

(C)	any Law to which EMX or any of its Material Subsidiaries is subject or by which EMX or any of its Material Subsidiaries is bound, subject to receipt of the Key Regulatory Approvals and the EMX Shareholder Approval and except as would not, individually or in the aggregate, have a Material Adverse Effect;

(ii)	give rise to any right of termination, allow any Person to exercise any rights, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which EMX or a Material Subsidiary is entitled, under any EMX Material Contract or Authorization to which EMX or any of its Material Subsidiaries is a party, except as would not, individually or in the aggregate, have a Material Adverse Effect; or

(iii)	give rise to any rights of first refusal or rights of first offer, trigger any change of control provision or any restriction or limitation, or require any consent or other action by any Person under, any EMX Material Contract or Authorization, or result in the imposition of any Lien (other than an EMX Permitted Lien) upon any of the assets of EMX or any of its Material Subsidiaries, except as would not, individually or in the aggregate, have a Material Adverse Effect.

(d)	Governmental Authorizations. The execution, delivery and performance by EMX of its obligations under this Agreement and the consummation of the Arrangement do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity by EMX or by any of its Material Subsidiaries other than: (i) the Interim Order and any filings required in order to obtain, and approvals required by, the Interim Order; (ii) the Final Order, and any filings required in order to obtain, and approvals required by, the Final Order; (iii) filings with the Canadian Securities Authorities (as applicable) or the TSXV; (iv) filings with the United States Securities and Exchange Commission; (v) the Key Regulatory Approvals and any filings required to obtain, and approvals required by, the Key Regulatory Approvals; and (vi) any Authorizations which, if not obtained, or any other actions by or in respect of, or filings with, or notifications to, any Governmental Entity which, if not taken or made, would not, individually or in the aggregate, have a Material Adverse Effect.

(e)	Material Subsidiaries.

(i)	EMX has no subsidiaries that are material to its business other than the Material Subsidiaries. No Material Subsidiary is currently prohibited, directly or indirectly, from paying any dividends to EMX, from making any other distribution on such Material Subsidiary’s capital stock, or from repaying to EMX any loans or advances to such Material Subsidiary from EMX.

(ii)	The following information with respect to each Material Subsidiary is accurately set out, as at the date thereof, in Schedule 3.1(e) of the EMX Disclosure Letter: (i) its name; (ii) EMX’s percentage equity ownership of it; and (iii) its jurisdiction of incorporation, organization or formation.

(iii)	Except as set forth in Schedule 3.1(e) of the EMX Disclosure Letter, EMX is, directly or indirectly, the registered and/or beneficial owner of all of the issued and outstanding securities of each Material Subsidiary, free and clear of all material Liens (other than an EMX Permitted Lien), and all of the issued and outstanding securities of the Material Subsidiaries have been duly and validly authorized and issued, are fully paid, and if such entity is a corporation, are non-assessable. No securities of the Material Subsidiaries of EMX have been issued in violation of any Law or pre-emptive or similar rights. Except as set forth in Schedule 3.1(e) of the EMX Disclosure Letter, there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any securities or other ownership interests in any of the Material Subsidiaries of EMX.

(f)	Compliance with Laws. EMX and its Material Subsidiaries have complied with and are not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on EMX.

(g)	Litigation. There is no Proceeding pending or, to the knowledge of EMX, threatened against or involving EMX or its subsidiaries and, to the knowledge of EMX, no event has occurred which would reasonably be expected to give rise to any Proceeding, in each case which, if adversely determined, would reasonably be expected to have a Material Adverse Effect or would prevent or materially delay the ability of EMX to consummate the Arrangement. There is no Order outstanding against EMX or any of its subsidiaries that would prevent or materially delay the ability of EMX to consummate the Arrangement.

(h)	Authorizations. EMX and its Material Subsidiaries have obtained all Authorizations necessary for the ownership, operation and use of the assets of EMX and its Material Subsidiaries or otherwise in connection with carrying on the business and operations of EMX and its Material Subsidiaries as presently conducted or carried on and as described in the Public Documents in compliance with all applicable Laws, except where the failure to have any such Authorization would not, individually or in the aggregate, have a Material Adverse Effect. Such Authorizations are in full force and effect in accordance with their terms. EMX and its Material Subsidiaries have fully complied with and are in compliance with all such Authorizations, except, in each case, for such non-compliance which would not, individually or in the aggregate, have a Material Adverse Effect. There is no Proceeding pending or, to the knowledge of EMX, threatened regarding any such Authorizations, which if successful would, individually or in the aggregate, have a Material Adverse Effect. None of EMX or any of its Material Subsidiaries or any of their respective officers or directors, has received any notice, whether written or oral, of revocation or non-renewal or material amendments of any such Authorizations, or of any intention of any Person to revoke or refuse to renew, or to materially amend any of such Authorizations, except in each case, for revocations, non-renewals or amendments which would not, individually or in the aggregate, have a Material Adverse Effect, and all Authorizations of EMX and its Material Subsidiaries continue to be effective in order for EMX and its Material Subsidiaries to continue to conduct their respective businesses as they are currently being conducted. To the knowledge of EMX, no Person other than EMX or a wholly-owned Material Subsidiary thereof owns or has any proprietary, financial or other interest (direct or indirect) in any Authorizations of EMX or its wholly- owned Material Subsidiaries.

(i)	Capitalization and Listing.

(i)	EMX is authorized to issue an unlimited number of EMX Shares. As at the close of business prior to the date of this Agreement, there were issued and outstanding: (A) 108,921,456 EMX Shares; (B) 6,170,500 EMX Options to acquire an aggregate of 6,170,500 EMX Shares; (C) 3,812,121 EMX Warrants to acquire an aggregate of 3,812,121 EMX Shares; and (D) 2,025,000 EMX RSUs. There are 116,000 EMX DSUs outstanding to acquire NIL EMX Shares.

(ii)	Except (A) for EMX Convertible Securities, (B) as contemplated or permitted by this Agreement and the transactions contemplated hereby, and (C) as set forth in Schedule 3.1(i) of the EMX Disclosure Letter, as of the date hereof, there are no options, warrants, subscriptions, equity-based awards, calls, rights, contingent value rights, phantom stock, conversion privileges, repurchase, stock appreciation or other rights, shareholder rights plans or other rights, agreements, arrangements or commitments (pre- emptive, contingent or otherwise) obligating EMX or any of the Material Subsidiaries to issue or sell any securities of or interest in EMX or any of the Material Subsidiaries from EMX or any of the Material Subsidiaries or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire or subscribe for any shares, partnership or other equity interests in the capital of EMX or any of its Material Subsidiaries or the value of which is based on the value of the securities of EMX or any of its Material Subsidiaries, and other than EMX Option Plan and EMX RSU Plan, there are no equity or security based compensation arrangements maintained by EMX or any of its Material Subsidiaries. All issued and outstanding EMX Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares.

(iii)	Other than as disclosed in Schedule 3.1(c) of the EMX Disclosure Letter, there are no outstanding contractual obligations of EMX or any of its Material Subsidiaries to repurchase, redeem or otherwise acquire any EMX Shares or any shares of any of its Material Subsidiaries, or qualify securities for public distribution in Canada or elsewhere, or with respect to the voting or disposition of any securities of EMX or any of its Material Subsidiaries.

(iv)	There are no issued, outstanding or authorized bonds, debentures or other evidences of Indebtedness of EMX, its Material Subsidiaries or any other agreements, arrangements, instruments or commitments of any kind outstanding giving any Person, directly or indirectly, the right to vote (or, other than the EMX Convertible Securities, that are convertible or exercisable for securities having the right to vote) with EMX Shareholders on any matter.

(v)	The treatment of the EMX Options, EMX DSUs and EMX RSUs pursuant to the Plan of Arrangement does not conflict with or require any amendment or modification to, the EMX Option Plan (or any Contracts granting Options thereunder), the EMX DSU Agreements, the EMX RSU Plan (or any Contracts granting RSUs thereunder), respectively.

(j)	Shareholder and Similar Agreements. Except as set forth in Schedule 3.1(j) of the EMX Disclosure Letter, neither EMX nor any of its Material Subsidiaries is party to any shareholder, pooling, voting trust or other similar agreement or arrangement relating to the issued and outstanding shares in the capital of EMX or any of its Material Subsidiaries or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in EMX or any of its Material Subsidiaries, and EMX has not adopted a shareholder rights plan or any other similar plan or agreement that remains in force.

(k)	Reporting Issuer Status and Stock Exchange Compliance.

(i)	EMX is a reporting issuer not on the list of reporting issuers in default under applicable Securities Laws in the provinces of British Columbia and Alberta, and is in material compliance with all Securities Laws applicable therein.

(ii)	The EMX Shares are listed and posted for trading on the TSXV, NYSE American and Frankfurt Stock Exchange, and are not listed on any market other than the TSXV, NYSE American and Frankfurt Stock Exchange, and EMX is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSXV, NYSE American and Frankfurt Stock Exchange.

(iii)	EMX has not taken any action to cease to be a reporting issuer in any province or territory of Canada, nor has EMX received notification from the British Columbia Securities Commission, as principal regulator, or the Alberta Securities Commission seeking to revoke EMX’s reporting issuer status. No delisting, suspension of trading or cease trade or other order or restriction, nor, to the knowledge of EMX, any inquiry or investigation (formal or informal) with respect thereto, with respect to any securities of EMX is pending, in effect, or to the knowledge of EMX, has been threatened, and EMX is not subject to any formal or informal Proceeding relating to any such order or restriction.

(l)	Reports. Since January 1, 2023, EMX has filed with all applicable Governmental Entities the Public Documents that EMX is required to file in accordance with applicable Securities Laws. The Public Documents as of their respective dates (and the dates of any amendments thereto): (i) did not contain any misrepresentation, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except for any such misrepresentation, untrue statement or omission that was corrected by a subsequently filed document comprising the Public Documents; and (ii) complied as to form in all material respects with the requirements of applicable Securities Laws. Any amendments to the Public Documents required to be made have been filed on a timely basis with the applicable Governmental Entity. EMX has not filed any confidential material change report with any Governmental Entity which at the date hereof remains confidential.

(m)	Financial Statements.

(i)	The annual financial statements (including the related management’s discussion and analysis) have been, and all financial statements of EMX (including any notes or schedules thereto and related management’s discussion and analysis) which are publicly disseminated by EMX in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with IFRS applied on a basis consistent with prior periods (except where IFRS has changed and new accounting standard become effective for the subsequent period) and all applicable Laws and present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise) and consolidated financial position of EMX and its Material Subsidiaries, on a consolidated basis as of the respective dates thereof and their consolidated results of operations and cash flows for the respective periods covered thereby.

(ii)	Other than as disclosed in Schedule 3.1(m) of the EMX Disclosure Letter, there are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of EMX or any of its Material Subsidiaries with unconsolidated entities or other Persons which are not reflected in the Financial Statements.

(iii)	Other than as disclosed in Schedule 3.1(m) of the EMX Disclosure Letter, the financial books, records and accounts of EMX and each of its Material Subsidiaries: (A) have been maintained, in all material respects, in accordance with IFRS, and (B) accurately and fairly reflect the basis for the Financial Statements in all material respects.

(iv)	The management of EMX has established and maintains a system of disclosure controls and procedures (as such term is defined in National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings) designed to provide reasonable assurance that information required to be disclosed by EMX in its annual filings, interim filings or other reports filed or submitted by it under the applicable Laws imposed by Governmental Entities is recorded, processed, summarized and reported within the time periods specified by such Laws imposed by such Governmental Entities. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by EMX in its annual filings, interim filings or other reports filed or submitted under the applicable Laws imposed by Governmental Entities is accumulated and communicated to EMX’s management, including its chief executive officer and chief financial officer (or Persons performing similar functions), as appropriate to allow timely decisions regarding required disclosure.

(v)	EMX maintains internal control over financial reporting (as such term is defined in National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes policies and procedures that (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of EMX and its Material Subsidiaries; (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of EMX and its Material Subsidiaries are being made only with authorizations of management and directors of EMX and its Material Subsidiaries; and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of EMX or its Material Subsidiaries that could have a material effect on its financial statements. To the knowledge of EMX, as of the date of this Agreement, there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of EMX.

(vi)	None of EMX or any of its Material Subsidiaries, or to the knowledge of EMX, any of their respective directors, officers nor any of its employees, auditors, accountants or Representatives of any of the foregoing, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of EMX or any of its Material Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion, or claim that EMX or any of its Material Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of EMX Board.

(n)	Indebtedness and Prepayment. EMX is required to repay in full, on the Effective Date, the aggregate amount of the outstanding Indebtedness under the EMX Credit Agreement owing to Franco-Nevada GLW Holdings Corp., as lender under the EMX Credit Agreement, and Franco-Nevada GLW Holdings Corp. has acknowledged and agreed that no notice, bonus or penalty shall be required in respect of such prepayment.

(o)	Undisclosed Liabilities. None of EMX nor any of its Material Subsidiaries has any material liabilities or obligations of any nature, whether or not accrued, contingent, unasserted or absolute, except for (i) liabilities and obligations that are reflected in the unaudited condensed consolidated interim balance sheet of EMX as of June 30, 2025 (the “EMX Balance Sheet”) or disclosed in the notes thereto; (ii) those incurred in the ordinary course of business since the date of the EMX Balance Sheet, including, for certainty, the liabilities and obligations incurred under the EMX Credit Agreement; (iii) those incurred in connection with the Arrangement and execution of this Agreement (including transaction related expenses); and (iv) those disclosed in Section 3.1(o) of the EMX Disclosure Letter.

(p)	Interest in Properties. Except as disclosed in Schedule 3.1(p) of the EMX Disclosure Letter:

(i)	10001 Titan, LLC owns good and marketable fee simple title to the Titan Property;

(ii)	no condemnation proceedings relating to the Titan Property, or any portion thereof, are pending or have been threatened in writing;

(iii)	neither EMX nor any of its Material Subsidiaries owns, has any interest in, or is a party to or bound by or subject to any contract, commitment, or any option to purchase, any real or immovable property, except for the Titan Property;

(iv)	all of the existing leases, subleases, licenses or other agreements pursuant to which EMX or any of its Material Subsidiaries uses or occupies, or has the right to use or occupy, now or in the future, any real property (such property, the “EMX Leased Real Property”) constitutes (A) legal, valid and binding obligations on EMX or a Material Subsidiary, as the case may be, enforceable against EMX or such Material Subsidiary in accordance with its terms and is in full force and effect, and (B) are free and clear of all Liens (except for EMX Permitted Liens); and

(v)	neither EMX nor any Material Subsidiary is in material breach of or default under any such Lease and no event has occurred which, without the giving of notice or lapse of time, or both, would constitute a material breach of or default under any such Lease.

(q)	EMX Material Royalty and Stream Interests.

(i)	Each of EMX Material Royalty Interests is set out in Schedule 3.1(q) of the EMX Disclosure Letter and EMX has provided to Elemental true and complete copies of each EMX Royalty Agreement, none of which has been amended, modified, supplemented, replaced or terminated except as described in Schedule 3.1(q) of the EMX Disclosure Letter. Other than EMX Material Royalty Interests and as disclosed in the EMX Disclosure Letter, neither EMX nor any of its Material Subsidiaries has any interest or rights or options to acquire, any royalty, streaming, net profit, production payment, mineral rights and interests (including mining, mineral or exploration concessions, claims, leases, licenses, Authorizations or other rights to exploit, explore, develop, mine or produce any minerals or any interest therein) that is material to the business and operations of EMX.

(ii)	Except as set out in Schedule 3.1(q) of the EMX Disclosure Letter, EMX and its subsidiaries (A) are the sole legal and beneficial owners, and have valid and sufficient right, title and interest, free and clear of any defect or Lien (other than an EMX Permitted Lien) to each of EMX Material Royalty Interests; and (B) are entitled to the benefits of, all of their respective properties and assets of any nature whatsoever and to all benefits derived therefrom including all the properties and assets reflected in the EMX Balance Sheet that have a value in excess of $500,000, together with all additions thereto, and their interests in such properties and assets are not subject to any Lien (other than an EMX Permitted Lien) or defect in title of any kind.

(iii)	Except as set out in Schedule 3.1(q) of the EMX Disclosure Letter, each EMX Royalty Agreement is legal, valid, binding and in full force and effect and is enforceable by EMX or a Material Subsidiary in accordance with its terms (subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity). EMX and its Material Subsidiaries have not, directly or indirectly, assigned any of their rights or obligations under and retain their full original economic interest in the EMX Material Royalty Interests.

(iv)	Except as set out in Schedule 3.1(q) of the EMX Disclosure Letter, neither EMX nor any Material Subsidiary has knowledge of, or has received notice of, any material breach or default under nor, to the knowledge of EMX, does there exist any condition which with the passage of time or the giving of notice or both would result in such a material breach or default under any EMX Material Royalty Interest by any other party to such EMX Material Royalty Interest.

(v)	There are no adverse claims (other than an EMX Permitted Lien) directly against EMX or any Material Subsidiary that are relating to EMX Underlying Mineral Properties which could affect EMX’s or its Material Subsidiaries’ right, title or interest in EMX’s assets or the ability of EMX or its Material Subsidiaries to receive the benefits associated with EMX’s assets, including the title to or ownership by EMX or the Material Subsidiaries of the foregoing, or which might involve the possibility of any judgement or liability affecting EMX Material Royalty Interests.

(vi)	None of the directors or officers of EMX holds any right, title or interest in, nor has taken any action to obtain, directly or indirectly, any right, title and interest in any of EMX’s assets or in any Authorization, concession, claim, lease, licence or other right with respect to EMX’s assets or EMX Underlying Mineral Properties.

(vii)	Except as set out in Schedule 3.1(q) of the EMX Disclosure Letter, the execution, delivery and performance by EMX of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(A)	materially contravene, conflict with or result in a material violation or breach of any Law applicable to EMX or any Material Subsidiary with respect to any EMX Material Royalty Interest;

(B)	materially contravene, conflict with, or result in a material violation or breach of, or allow any Person to exercise any rights, require any consent or approval to be obtained or notice to be given under, or constitute a material default under, or cause or give rise to a third party right of termination, cancellation, suspension, acceleration, penalty or payment obligation or right to purchase or sale under, or other change of any right or obligation or the loss of any benefit to which EMX or any Material Subsidiary is entitled (including by triggering any rights of first refusal or first offer, change in control provision or other restriction or limitation) under any EMX Royalty Agreement; or

(C)	result in the creation or imposition of any Lien (other than an EMX Permitted Lien) in respect of any EMX Material Royalty Interest.

(viii)	EMX has obtained and has maintained all governmental and third-party Authorizations necessary for execution, delivery and performance of each EMX Royalty Agreement pertaining to the EMX Material Royalty Interests and consummation of the transactions thereunder.

(ix)	EMX does not have any knowledge of any fact relating to any of EMX Material Royalty Interests, which would reasonably be expected to materially and adversely affect the business, operations or condition (financial or otherwise) of EMX and the Material Subsidiaries, taken as a whole. To EMX’s knowledge, in respect of EMX Material Royalty Interests:

(A)	the owner or operator (an “Operator” or the “Operators”) of each EMX Underlying Mineral Property holds all material Authorizations necessary for carrying on its respective business as currently carried on with respect to EMX Underlying Mineral Property and that such Authorizations are not invalid and are subsisting and in good standing in all material respects in accordance with applicable Laws;

(B)	no Operator has received any notice of any Proceeding relating to the revocation or adverse modification of any material Authorization with respect to EMX Underlying Mineral Property, and no Operator has received notice of the revocation or cancellation of, or any intention to revoke or cancel, any material Authorization with respect to any EMX Underlying Mineral Property; and

(C)	no part of EMX Underlying Mineral Properties has been taken, revoked, condemned or expropriated by any Governmental Entity, nor has any written notice or Proceeding in respect thereof been given, commenced or threatened or is pending.

(r)	No Defaults under Leases and Agreements.

(i)	None of EMX nor any of its subsidiaries have received notice of any default under any of the leases and other title and operating documents to which EMX’s or its subsidiaries’ is a party or by or to which EMX or any of it or its subsidiaries’ assets are bound or subject, except to the extent that such defaults have not had and would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(ii)	(A) EMX and its subsidiaries are in good standing under all, and are not in default under any, and (B) there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice or both, would constitute a default under any, leases and other title and operating documents to which it is a party or by or to which it or such assets are bound or subject, except to the extent that such defaults have not had and would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, and, to the knowledge of EMX, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder.

(s)	Technical Matters. The Public Documents are in material compliance with the applicable provisions of Securities Laws. EMX has duly filed with the applicable regulatory authorities all reports required by Securities Laws, and all such reports complied in all material respects with the requirements of Securities Laws at the time of filing thereof. The scientific and technical information set forth in the Public Documents relating to mineral resources and mineral reserves required to be disclosed therein pursuant to Securities Laws has been prepared by EMX or its consultants and, to the knowledge of EMX, by the applicable Operators and their respective consultants, as applicable, in accordance with methods generally applied in the mining industry and materially conforms to the requirements of Securities Laws.

(t)	Royalties and Rentals Paid. Except as set out in Section 3.1(t) of the EMX Disclosure Letter, all rentals, royalties (whether statutory or contractual), overriding royalty interests, production payments, net profits, earn- outs, streaming agreements, metal pre-payment or similar agreements, interest burdens, payments and obligations (including streaming, prepayment and similar arrangements) due and payable, or performable, in the ordinary course of business, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of EMX and its Material Subsidiaries have been: (i) duly paid; (ii) duly performed; or (iii) provided for prior to the date hereof, except to the extent that such non-payment, non-performance or non-provision would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(u)	Environmental Matters.

(i)	To the knowledge of EMX, EMX and its Material Subsidiaries have been since January 1, 2023, and are in compliance with all Environmental Laws, except such non-compliance as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(ii)	To the knowledge of EMX, the EMX Underlying Mineral Properties have been operated in compliance with all Environmental Laws, except such non-compliance as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(iii)	To the knowledge of EMX, there have been no Releases in violation of Environmental Laws on or under any EMX Underlying Mineral Properties that would reasonably be expected to result in a Proceeding pursuant to any Environmental Laws against EMX or any of its Material Subsidiaries or that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(iv)	To the knowledge of EMX, there has not been: (A) any written Order issued pursuant to Environmental Laws against EMX or its Material Subsidiaries that remains outstanding that would reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect; or (B) any issued demand, notices, claims, complaints, penalties, prosecutions or any other judicial or administrative Proceedings that remains outstanding with respect to a material breach of any Environmental Law by EMX or its Material Subsidiaries, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(v)	To the knowledge of EMX, neither EMX nor any of its Material Subsidiaries has any material obligation, pursuant to any agreement or contract, by operation of Environmental Laws, for any claims related to non-compliance with, or material liability under, any Environmental Law, except for remediation obligations reserved against in the Financial Statements or except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(vi)	In respect of the Titan Property only: (A) EMX and 10001 Titan, LLC are, and have always been, in compliance with all Environmental Laws, except such non-compliance as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; (B) neither EMX nor 10001 Titan, LLC has Released or caused the Release of Hazardous Substances in violation of Environmental Laws that would reasonably be expected to result in a Proceeding pursuant to any Environmental Laws against EMX or 10001 Titan, LLC that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; (C) there has not been: (x) any written Order issued pursuant to Environmental Laws against EMX or 10001 Titan, LLC that remains outstanding that would reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect; or (y) any issued demand, notices, claims, complaints, penalties, prosecutions or any other judicial or administrative Proceedings that remains outstanding with respect to a material breach of any Environmental Law by EMX or 10001 Titan, LLC, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and (D) neither EMX nor 10001 Titan, LLC has any material obligation, pursuant to any agreement or contract, by operation of Environmental Laws, for any claims related to non-compliance with, or material liability under, any Environmental Law, except for remediation obligations reserved against in the Financial Statements or except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(v)	Intellectual Property. EMX and its Material Subsidiaries have sufficient rights to use or otherwise exploit the Intellectual Property necessary to carry on the business now operated by them and there is no Proceeding pending or, to the knowledge of EMX, threatened by any Person challenging EMX’s or its Material Subsidiaries’ rights in or to such Intellectual Property which is used for the conduct of the business as currently carried on as set forth in the Public Documents, except as has not had and would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. The conduct of the business as currently carried on as set forth in the Public Documents, including the use of Intellectual Property, does not infringe upon Intellectual Property of any Person in any material respect except as has not had and would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. To the knowledge of EMX, no Person is currently infringing upon any of the Intellectual Property owned by EMX or its Material Subsidiaries in any material respect.

(w)	Employment Matters.

(i)	Schedule 3.1(w) of the EMX Disclosure Letter lists all Contracts with Employees whose annual base salary is in excess of $250,000 and all Independent Contractors (other than lawyers, financial advisors, accountants and auditors) and except as set out in Schedule 3.1(w) of the EMX Disclosure Letter, true, complete and accurate copies of all such Contracts, with all amendments thereto, with Employees whose annual base salary is in excess of $250,000 (as well as all termination letters, severance or similar agreements, and releases, as applicable, relating to any former employees of EMX or its Material Subsidiaries whose employment was terminated involuntarily over the past three (3) years) and Independent Contractors (other than lawyers, financial advisors, accountants and auditors), along with a true and complete list of all Employees and Independent Contractors (regardless of base salary, and except as set out in Schedule 3.1(w) of the EMX Disclosure Letter) have been made available to Elemental. No Employee has any written employment agreement which is not terminable on the giving of reasonable or contractual notice (or pay in lieu) in accordance with applicable Law. Except as set forth in Schedule 3.1(w) of the EMX Disclosure Letter, the execution, delivery and performance of this Agreement and the consummation of the Arrangement will not (A) result in any payment (including change of control payments, transaction bonus, bonus, golden parachute, retirement, severance, unemployment compensation, sale, completion, retention, incentive or other benefit), compensation or benefit becoming due or payable to any of the Employees or current or former directors, officers or employees of EMX or any of its Material Subsidiaries or result in such an individual having an entitlement to such payments upon termination or resignation, (B) increase the compensation or benefits otherwise payable to any Employees or current or former directors, officers or employees of EMX or any of its Material Subsidiaries or (C) result in (1) the acceleration of the time of payment, (2) funding or (3) vesting of any benefits or entitlements otherwise available pursuant to any EMX Benefit Plan.

(ii)	Except as set forth in Schedule 3.1(w) of the EMX Disclosure Letter, none of EMX or any of its Material Subsidiaries (A) is a party to any collective bargaining agreement, labour union contract, memorandum of understanding or other agreement with a union, or similar Contract with respect to any Employees or any contract with any employee association, or (B) is subject to any application for certification or, to the knowledge of EMX, threatened or apparent Union-organizing campaigns for Employees not covered under a collective bargaining agreement and no Union holds bargaining rights with respect to any Employees by way of certification, interim certification, voluntary recognition or succession rights. There is no labour strike, lockout, dispute, work slowdown or stoppage pending or involving, or, to the knowledge of EMX, threatened against EMX or any of its Material Subsidiaries and no such event has occurred within the last two (2) years.

(iii)	None of EMX or any of its Material Subsidiaries are, or have been, engaged in any unfair labour practice and no unfair labour practice Proceeding is ongoing, pending or, to the knowledge of EMX, threatened against EMX or any of its Material Subsidiaries.

(iv)	To the knowledge of EMX, EMX and its Material Subsidiaries are in compliance in all material respects with all terms and conditions of employment and all applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety, workers’ compensation, human rights, labour relations, pay equity, employment equity, classification of workers, labour, immigration, accessibility, and privacy and there are no current, pending, or, to the knowledge of EMX, threatened, Proceedings under any such Laws. To the knowledge of EMX, there are no material Orders currently registered or outstanding by any Governmental Entity, tribunal or agency against or in respect of EMX or any of its Material Subsidiaries under or in respect of any applicable employment Laws.

(v)	To the knowledge of EMX, all amounts due for salary, wages, fees, incentive compensation (including bonuses, commissions, annual incentives and long-term incentives), vacation with pay, sick days, benefits and other direct compensation for services in respect of each Employee have either been paid or are accurately accrued for in the financial books, records and accounts of EMX or its Material Subsidiaries, as applicable. To the knowledge of EMX, neither EMX nor any of its Material Subsidiaries are (A) delinquent with respect to payments or the provision of compensation and benefits to any of the Employees (or former employees) for any salaries, wages, fees, incentive compensation (including bonuses, commissions, annual incentives and long-term incentives), vacation with pay or other direct compensation for any services performed by them or amounts required to be reimbursed to such persons or any Taxes or any penalty for failure to comply with any of the foregoing, or (B) liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment or workers’ compensation benefits, social security or other benefits or obligations for Employees (other than immaterial routine payments to be made pursuant to claims in the ordinary course of business or as required by Laws).

(vi)	To the knowledge of EMX, each EMX Independent Contractor has been properly classified as an independent contractor and no such individual or any Governmental Entity has disputed such classification. To the knowledge of EMX, EMX and its Material Subsidiaries do not have any material direct or indirect liability, whether actual or contingent, with respect to the misclassification of any person as an independent contractor rather than as an Employee, as eligible or ineligible for overtime pay, or for participation in or exclusion from any EMX Benefit Plan. Neither EMX nor any of its Material Subsidiaries regularly utilizes personnel procured through temporary help agencies, staffing agencies or similar organizations.

(vii)	To the knowledge of EMX, no allegations of sexual harassment or sexual misconduct have been made in accordance with EMX’s or any of its Material Subsidiaries’ reporting procedures against (A) an Employee, or (B) a member of the board of directors of EMX or any of its Material Subsidiaries. There are no Proceedings in progress, pending or, to the knowledge of EMX, threatened related to any allegations of sexual harassment or other sexual misconduct, and neither EMX nor any of its Material Subsidiaries has entered into any settlement agreements related to allegations of sexual harassment or sexual misconduct, by (X) an Employee, or (Y) a member of the board of directors of EMX or any of its Material Subsidiaries.

(viii)	Other than immaterial routine payments required to be made in accordance with applicable Laws, there are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance or workers’ compensation Law and neither EMX nor any of its Material Subsidiaries has been reassessed in any respect under such Law during the past two (2) years and, to the knowledge of EMX, no audit of EMX or its Material Subsidiaries is currently being performed pursuant to any applicable workplace safety and insurance or workers’ compensation Law.

(ix)	As applicable, EMX and its Material Subsidiaries are in compliance with and have complied at all times with the requirements of the Immigration Reform Control Act of 1986, including but not limited to all applicable requirements with respect to timely collecting, verifying and retaining complete and accurate copies of U.S. Citizenship and Immigration Services Form I-9 for each of its current and former employees (collectively, the “Immigration Laws”). All current and former United States employees of EMX and its Material Subsidiaries are United States citizens or have/had a current and valid work visa or otherwise have/had the lawful right to work in the United States during the entire pendency of their employment with EMX and/or its Material Subsidiaries. EMX and its Material Subsidiaries are not the subject of any current inspection or investigation relating to their compliance with or violation of the Immigration Laws, nor have EMX or its Material Subsidiaries been fined, penalized, warned or received any other written notice regarding compliance with the Immigration Laws. No United States officer, manager, employee, consultant, independent contractor or partner of EMX or its Material Subsidiaries is employed or engaged pursuant to a visa, work permit or other work authorization that is time-limited, and neither EMX nor its Material Subsidiaries have entered into any contractual obligations with any employee or prospective employee to assist in obtaining permanent residence on behalf of such Person.

(x)	There are no outstanding inspection orders or any pending or, to the knowledge of EMX, threatened charges under the Occupational Safety and Health Act of 1970, as amended (“OSHA”) or any other applicable occupational health and safety Law. There have been no fatal or OSHA reportable accidents that could lead to charges under OSHA or any other applicable occupational health and safety Laws. EMX has complied with any orders issued to it under OSHA or any other applicable occupational health and safety legislation and there are no appeals of any orders issued to EMX or its Material Subsidiaries that are currently outstanding.

(xi)	EMX and its Material Subsidiaries have not taken any action that would constitute an “employment loss” within the meaning of the Worker Adjustment and Retraining Notification Act of 1988, as amended (the “WARN Act”) or any similar applicable state Law, within the past year. Neither EMX nor any of its Material Subsidiaries has taken any action that would impose liabilities or obligations under the WARN Act or any similar applicable state Law in the past five (5) years, nor is any such action currently planned.

(x)	Absence of Certain Changes or Events. Except as disclosed in the Public Documents, since January 1, 2023: (i) EMX and its Material Subsidiaries have operated their respective businesses only in the ordinary course of business, and (ii) there has not been any Material Adverse Effect.

(y)	Taxes.

(i)	Except as set forth in Schedule 3.1(y) of the EMX Disclosure Letter, each of EMX and its Material Subsidiaries has duly and timely made or prepared all income Tax Returns and all other material Tax Returns required to be made or prepared by it, has duly and timely filed all income Tax Returns and all other material Tax Returns required to be filed by it with the appropriate Governmental Entity, and all such income Tax Returns and other material Tax Returns are true, complete and correct.

(ii)	Except as set forth in Schedule 3.1(y) of the EMX Disclosure Letter, each of EMX and each of its Material Subsidiaries has (i) duly and timely paid all material Taxes and other material amounts, including instalments on account of Taxes for the current year required by applicable Law, which are due and payable by it whether or not assessed by the appropriate Governmental Entity, (ii) duly and timely deducted or withheld all material Taxes and other amounts required by Law to be deducted or withheld by it and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Laws to be remitted by it and (iii) EMX has provided adequate accruals in accordance with IFRS in the most recently published financial statements of EMX for any material Taxes and other material amounts of EMX and each of its Material Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. No material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business.

(iii)	Except as set forth in Schedule 3.1(y) of the EMX Disclosure Letter, ell material deficiencies for Taxes asserted or assessed against any of EMX or its Material Subsidiaries have been paid in full, accrued on the books of EMX or finally settled.

(iv)	Except as set forth in Schedule 3.1(y) of the EMX Disclosure Letter, each of EMX and its Material Subsidiaries has duly and timely collected all material amounts on account of any sales, use or transfer Taxes, including goods and services, harmonized sales, provincial and territorial sales taxes and state and local taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity such amounts required by Law to be remitted by it.

(v)	There are no material claims, reassessments, controversies or Proceedings now pending against EMX or any of its Material Subsidiaries in respect of any Taxes, there are no matters under discussion, audit or appeal with any Governmental Entity relating to material Taxes, and neither EMX nor any of its Material Subsidiaries has granted a waiver to extend a reassessment period that is still in force.

(vi)	Except as set forth in Schedule 3.1(y) of the EMX Disclosure Letter, neither EMX nor its Material Subsidiaries are a party to any agreement, understanding or arrangement relating to the allocation or sharing of Taxes (excluding customary commercial agreements entered into in the ordinary course of business the primary subject of which is not Taxes).

(vii)	Except as set forth in Schedule 3.1(y) of the EMX Disclosure Letter, for all material transactions between EMX or one of its Material Subsidiaries and any Person not resident in Canada for purposes of the Tax Act with whom EMX or such Material Subsidiary was not dealing at arm’s length, EMX or such Material Subsidiary has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act.

(viii)	Neither EMX nor any of its Material Subsidiaries has made or incurred any material deductible outlay or expense owing to a Person not dealing at arm’s length with EMX or such Material Subsidiary, the amount of which would, absent an election under paragraph 78(1)(b) of the Tax Act, be included in EMX or such Material Subsidiary’s income for Canadian income tax purposes for any taxation year or other fiscal period that ends after the Effective Date under paragraph 78(1)(a) of the Tax Act or a corresponding provision of provincial Law.

(ix)	None of Sections 80 to 80.04 of the Tax Act (or comparable provisions of any other applicable legislation) have applied to EMX or its Material Subsidiaries, and there are no circumstances existing which could reasonably be expected to result in the application of Sections 80 to 80.04 of the Tax Act (or comparable provisions of any other applicable legislation) to EMX or its Material Subsidiaries, which in either case would require a material amount to be included in the income of EMX or to its Material Subsidiaries.

(x)	Except as set forth in Schedule 3.1(y) of the EMX Disclosure Letter, there are no circumstances which exist and would result in, or which have existed and resulted in, Section 17 of the Tax Act requiring a material amount to be included in the income of EMX or to its Material Subsidiaries.

(xi)	There are no material Liens for Taxes upon any properties or assets of EMX or any of its Material Subsidiaries (other than an EMX Permitted Lien).

(xii)	Neither EMX nor any of its Material Subsidiaries is a party to any Contract or plan that has resulted or could result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Section 280G of the U.S. Tax Code (or any corresponding provision of state, local, or non-U.S. Tax law) or (ii) any amount that will not be fully deductible as a result of Section 162(m) of the U.S. Tax Code (or any corresponding provision of state, local, or non-U.S. Tax law).

(xiii)	None of the Material Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Date as a result of a “closing agreement” as described in Section 7121 of the U.S. Tax Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax law) executed on or prior to the Effective Date.

(xiv)	EMX is not and has never been a “controlled foreign corporation” within the meaning of Section 957 of the U.S. Tax Code.

(xv)	Within the past three (3) years, neither EMX nor any of its Material Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the U.S. Tax Code.

(xvi)	Neither EMX nor its Material Subsidiaries is or has been a party to any “reportable transaction” as defined in Section 6707A(c)(1) of the U.S. Tax Code and Section 1.6011-4(b) of the Treasury Regulations promulgated under the U.S. Tax Code.

(xvii)	Neither EMX nor its Material Subsidiaries is, or at any time has been, classified as a “domestic corporation” pursuant to Section 7874(b) of the

U.S. Tax Code; and neither EMX nor its Material Subsidiaries has made an election to be treated as a “domestic corporation” pursuant to Section 897(i) of the U.S. Tax Code.

(xviii)	At all times since its formation, EMX has been properly classified as a C corporation for U.S. federal and applicable U.S. state and local Tax purposes.

(xix)	The total fair market value of all of the shares that are owned directly or indirectly by EMX and that are shares of “foreign affiliates”, as defined in the Tax Act, of EMX does not exceed 75% of the total fair market value of all properties owned by EMX for purposes of section 212.3 of the Tax Act.

(z)	Books and Records. The corporate records and minute books of EMX and its Material Subsidiaries are currently maintained in accordance with applicable Laws and are complete and accurate in all material respects.

(aa)	Insurance. Policies of insurance are in force naming EMX or a Material Subsidiary as an insured that adequately cover all risks as are customarily covered by businesses of the size and in the industry in which EMX and its Material Subsidiaries operate, and EMX and its Material Subsidiaries are in compliance in all material respects with all requirements with respect to such policies. Schedule 3.1(aa) of the EMX Disclosure Letter sets forth a summary listing of all such insurance policies that are material to EMX. All such policies shall remain in full force and effect (subject to taking into account insurance market conditions and offerings and industry practices) and will not be cancelled or otherwise terminated as a result of the transactions contemplated herein. None of EMX or its Material Subsidiaries has failed to promptly give any notice or present any material claim under such policies.

(bb)	Non-Arm’s Length Transactions. Except for employment, indemnification or compensation agreements entered into in the ordinary course of business and as disclosed in Schedule 3.1(bb) of the EMX Disclosure Letter, no director, officer, employee or agent of, or independent contractor to, EMX (including any Employee or EMX Independent Contractor), any of its Material Subsidiaries, or holder of record or beneficial owner of 10% or more of the EMX Shares, or associate or affiliate of any such officer, director or beneficial owner, is a party to, or beneficiary of, any loan, guarantee, Contract, arrangement or understanding or other transactions with EMX or any of its Material Subsidiaries. Other than as disclosed in Schedule 3.1(bb) of the EMX Disclosure Letter, neither EMX nor any of its subsidiaries is indebted to any other of EMX or any of its subsidiaries and Schedule 3.1(bb) sets out all Contracts with respect to Indebtedness between or among EMX and any of its subsidiaries.

(cc)	Benefit Plans.

(i)	Schedule 3.1(cc) of the EMX Disclosure Letter contains a true, complete and accurate list of all EMX Benefit Plans and, except as disclosed in the EMX Disclosure Letter, such EMX Benefit Plans have not been amended, terminated, varied or otherwise supplemented. EMX has made available to Elemental: (A) true and complete copies of all material documents setting forth the current terms of each EMX Benefit Plan, including all amendments thereto and all related current trust documents; (B) the most recent summary plan description with respect to each EMX Benefit Plan, if any; and (C) all current material Contracts, relating to each EMX Benefit Plan, including group insurance Contracts.

(ii)	Other than as disclosed in Schedule 3.1(cc)(ii) of the EMX Disclosure Letter, neither EMX, nor any of its Material Subsidiaries owe any change of control, retention, severance, termination or any other payments to any Employee or director of EMX or any of its Material Subsidiaries or any EMX Independent Contractor or any other Person (including, for greater certainty, any financial advisor, legal counsel, investment banker, broker, finder or other intermediary) as a result of the completion of the Arrangement or the transactions contemplated hereby.

(iii)	Each EMX Benefit Plan, to the extent applicable, has been established, registered, amended, funded, administered, operated, and invested in accordance with its terms and applicable Laws in all material respects, including the applicable provisions of ERISA and the U.S. Tax Code, and, to the knowledge of EMX, there is no existing circumstance that is reasonably expected to cause any failure of such compliance. All obligations in respect of any EMX Benefit Plan have been properly accrued and reflected in the annual financial statements to the extent required by applicable accounting standards. All employer and employee payments, contributions and premiums required to be remitted, paid to or in respect of each EMX Benefit Plan have been paid or remitted in a timely fashion in accordance with its terms and all applicable Laws in all material respects. To the knowledge of EMX: (A) there are no investigations by a Governmental Entity or Proceedings (other than routine claims for payment of benefits) ongoing, pending or threatened involving any EMX Benefit Plan or its assets; and (B) no facts exist which would reasonably be expected to give rise to any such investigation order or Proceeding (other than routine claims for payment of benefits). Each EMX Benefit Plan that is intended to be “qualified” under Section 401 of the U.S. Tax Code is the subject of an unrevoked favorable determination or opinion letter from the Internal Revenue Service and, to the knowledge of EMX, there is no existing circumstance, and nothing has occurred since the date thereof that would reasonably be expected to adversely affect the qualified status of any such EMX Benefit Plan.

(iv)	Neither EMX, nor any of its Material Subsidiaries, or to the knowledge of EMX, any of its employees or agents or any of its Material Subsidiaries’ employees or agents has, with respect to any EMX Benefit Plan, engaged in or been a party to any non-exempt “prohibited transaction,” as such term is defined in Section 4975 of the U.S. Tax Code or Section 406 of ERISA, which could reasonably be expected to result in the imposition of a material penalty assessed pursuant to Section 502(i) of ERISA or a material tax imposed by Section 4975 of the U.S. Tax Code. Neither EMX, its Material Subsidiaries, or any of EMX’s employees or any of its Material Subsidiaries’ employees, has engaged in any transaction or acted in a manner that would reasonably be expected, or failed to act so as to, subject EMX or any such employees to any liability for breach of fiduciary duty under ERISA or any other applicable Laws. With respect to each EMX Benefit Plan that is an employee welfare benefit plan, whether or not subject to ERISA, there are no agreements or undertakings, written or oral, that would prevent any such plan (including any such plan covering retirees or other former employees) from being amended or terminated without liability to EMX at or at any time after Closing. No EMX Benefit Plan provides benefits after termination of employment except where the cost thereof is borne entirely by the former employee (or his or her eligible dependents or beneficiaries) or as required by Section 4980B(f) of the U.S. Tax Code or any similar state statute or foreign Law. EMX has complied in all respects with the applicable requirements of Section 4980B of the U.S. Tax Code and any similar state statute or foreign Law with respect to each EMX Benefit Plan that is a “group health plan” (as defined in Section 5000(b)(1) of the U.S. Tax Code or any similar state statute or foreign Law). Each EMX Benefit Plan that is subject to Section 409A of the U.S. Tax Code has been operated and administered in material compliance with Section 409A of the U.S. Tax Code. There is no contract, agreement, plan or arrangement to which EMX is a party or by which it is bound to compensate any individual for excise Taxes which may be required pursuant to Section 4999 of the U.S. Tax Code or any Taxes imposed by Section 409A of the U.S. Tax Code. With respect to each EMX Benefit Plan, no event has occurred, and, to the knowledge of EMX, no condition exists, that has subjected, or would reasonably be expected to subject EMX to any tax, fine, lien, penalty or other liability imposed by ERISA, the U.S. Tax Code or any other Law. There are no material lawsuits, actions, proceedings or claims pending or, to the knowledge of EMX, threatened on behalf of or against any EMX Benefit Plan, the assets of any trust under any EMX Benefit Plan, or the plan sponsor or plan administrator, other than routine claims for benefits that have been or are being handled through an administrative claims procedure. All reports, returns and similar documents with respect to all EMX Benefit Plans required to be filed with any Governmental Entity or distributed to any EMX Benefit Plan participant have been duly and timely filed or distributed. EMX has not received notice of any and, to the knowledge of EMX, there are no pending investigations by any Governmental Entity with respect to any EMX Benefit Plans. All contributions, premiums and benefit payments under or in connection with each EMX Benefit Plan that are required to have been made by EMX in accordance with the terms of such EMX Benefit Plan and applicable Laws have been timely made. EMX Benefit Plan, or any insurance Contract related thereto, requires or permits a retroactive increase in premiums or payments on termination of such EMX Benefit Plan or such insurance Contract. The execution and delivery of this Agreement and the consummation of the transaction contemplated by this Agreement (either alone or in conjunction with any other event) will not: result in any material payment or benefit becoming due or payable, or required to be provided, to any director, employee, consultant or independent contractor of EMX, or cause or create any right to the forgiveness of indebtedness owed by any employee to EMX.

(v)	To the knowledge of EMX: (A) there are no outstanding material breaches, defaults or violations by EMX or any of its Material Subsidiaries under or in respect of any EMX Benefit Plan; and (B) all current obligations of EMX regarding the EMX Benefit Plans have been satisfied. EMX and its Material Subsidiaries have no unfunded liabilities in respect of any EMX Benefit Plan.

(vi)	None of the EMX Benefit Plans is self-insured by EMX or its Material Subsidiaries. The costs of funding the EMX Benefit Plans are reflected in the annual financial statements to the extent required by applicable accounting standards.

(vii)	No event has occurred respecting any EMX Benefit Plan, to the extent applicable, which would result in the revocation of the registration of such EMX Benefit Plan or entitle a Person (without the consent of EMX) to wind-up or terminate any EMX Benefit Plan in whole or in part, or which could otherwise reasonably be expected to adversely affect the tax status of any such EMX Benefit Plan.

(viii)	To the knowledge of EMX, no event has occurred respecting any EMX Benefit Plan, to the extent applicable, which would result in the revocation of the registration of such EMX Benefit Plan.

(ix)	To the knowledge of EMX, there has been no amendment to, announcement by EMX or any of its Material Subsidiaries relating to or change in Employee eligibility, coverage, or benefits provided under, any EMX Benefit Plan which would materially increase the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year.

(x)	All material data necessary to administer each material EMX Benefit Plan is in the possession or control of EMX or its agents.

(xi)	To the knowledge of EMX, neither the execution, delivery or performance of this Agreement, nor the consummation of the transactions contemplated herein will: (A) result in an obligation to fund (through a trust or otherwise) or increase any material compensation or benefits under any EMX Benefit Plan or any other payment or benefits becoming due; or (B) materially increase any amount payable under any EMX Benefit Plan; or (C) result in the acceleration of any other material obligation pursuant to any EMX Benefit Plan.

(xii)	Except as disclosed in Schedule 3.1(cc) of the EMX Disclosure Letter, none of the EMX Benefit Plans provides health and welfare benefits beyond retirement or other termination of service, other than as required by applicable Law.

(xiii)	None of the EMX Benefit Plans is a defined benefit pension plan, registered pension plan, multi-employer pension plan, retirement compensation arrangement or salary deferral arrangement within the meaning of the Tax Act.

(xiv)	Except as disclosed in Schedule 3.1(cc) of the EMX Disclosure Letter, no EMX Benefit Plan is maintained for the benefit of any Employees or other service providers who reside or primarily work outside of Canada or is otherwise subject to the laws of any jurisdiction outside of Canada.

(dd)	Restrictions on Business Activities. There is no EMX Material Contract or Order binding upon EMX or any of its Material Subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of EMX or any of its Material Subsidiaries or the conduct of business by EMX or any of its Material Subsidiaries as currently conducted (including following the transaction contemplated by this Agreement) other than EMX Material Contracts or Orders which has not had and would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(ee)	EMX Material Contracts. True and complete copies of EMX Material Contracts have been disclosed in the EMX Data Room. Except as disclosed in Schedule 3.1(ee) of the EMX Disclosure Letter, EMX and its Material Subsidiaries have performed in all material respects all of the respective obligations required to be performed by them under EMX Material Contracts and none of EMX or any of its Material Subsidiaries is in material breach or default under any EMX Material Contract to which it is a party or bound. To the knowledge of EMX, there is no material breach or default under any such EMX Material Contract by any other party thereto. All EMX Material Contracts are legal, valid, binding and in full force and effect and are enforceable by EMX (or a Material Subsidiary of EMX, as the case may be) in accordance with their respective terms (subject to bankruptcy, insolvency, reorganization and other applicable Laws affecting creditors’ rights generally, and to general principles of equity). EMX has not received any written or, to the knowledge of EMX, other notice that any party to an EMX Material Contract intends to cancel, terminate or otherwise modify or not renew its relationship with EMX or any of its Material Subsidiaries, and, to the knowledge of EMX, no such action has been threatened.

(ff)	Anti-Corruption.

(i)	None of EMX, its Material Subsidiaries nor any of their directors, officers or, to the knowledge of EMX, any of its employees or agents, has taken any action that is prohibited by or would cause EMX or any of its Material Subsidiaries to be in violation of the substantive prohibitions or requirements of the Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act of 1977 (United States), Chapter 10 Section 1 - 5e in the Swedish Penal Code (Sw. Brottsbalken) or any similar legislation prohibiting corruption, bribery and money laundering in any jurisdiction (collectively “Anti-Corruption Laws”) in which it conducts its business and to which it is subject. All contracts between EMX or any of its Material Subsidiaries and any other person are in compliance with applicable Anti-Corruption Laws, other than such actions which have not had and would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. Since January 1, 2023, EMX and its Material Subsidiaries have maintained policies and procedures applicable to it and their respective directors, officers, employees and agents in place in respect thereof as are appropriate to promote compliance with and minimize the risk of violations of applicable Anti-Corruption Laws.

(ii)	None of EMX, its Material Subsidiaries or any of their respective directors, officers or, to the knowledge of EMX, any of its employees or agents, has (A) conducted or initiated any review, audit or internal investigation that concluded that EMX or one of its Material Subsidiaries or any of their respective directors, officers, employees or agents has materially violated any applicable Anti-Corruption Laws, or (B) made a voluntary or involuntary disclosure to any Governmental Entity responsible for enforcing applicable Anti-Corruption Laws, in each case with respect to any alleged act or omission arising under or relating to non-compliance with any such applicable Anti-Corruption Laws, or received any notice, request or citation from any Governmental Entity alleging non-compliance with any such applicable Anti-Corruption Laws, other than such actions which have not had and would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(gg)	Sanctions. Neither EMX, nor any of its subsidiaries, nor any of their respective directors, officers, employees, nor to the knowledge of EMX, agents: (a) is a Sanctioned Person; or (b) has received written notice of or is aware of any claim, action, suit, proceeding or investigation against EMX or any of its subsidiaries with respect to compliance with applicable Sanctions. To the knowledge of EMX, EMX, its subsidiaries and, when acting within the scope of their employment, their respective directors, officers, employees and, when acting on their behalf, their respective agents are, and for the last three (3) years have been, in compliance with all applicable Sanctions. The representations and warranties given in this section shall not apply in respect of EMX insofar as compliance with any such representation or warranty would result in a contravention of an order issued under the Foreign Extraterritorial Measures Act (Canada) or other applicable blocking measures.

(hh)	NGOs and Community Groups. No material dispute between EMX or the Material Subsidiaries, or to the knowledge of EMX, the Operators of EMX Underlying Mineral Properties, and any non-governmental organization, community, or community group exists or, to the knowledge of EMX, has been threatened in writing with respect to any of EMX Material Royalty Interests or EMX Underlying Mineral Properties.

(ii)	Brokers; Expenses. Except as disclosed in Schedule 3.1(ii) of the EMX Disclosure Letter, true and complete copies of which have been disclosed in the EMX Data Room, none of EMX, any of its Material Subsidiaries, or any of their respective officers, directors or employees has employed any broker, finder, investment banker, financial advisor or other person or incurred any liability for any brokerage fees, commissions, finder’s fees, financial advisory fees or other similar fees in connection with the transactions contemplated by this Agreement.

(jj)	Fairness Opinion. The EMX Special Committee and the EMX Board have received the EMX Fairness Opinion and the EMX Fairness Opinion has not been withdrawn or modified as of the date hereof. EMX has been authorized by its financial advisor to permit inclusion of the EMX Fairness Opinion and references thereto in the EMX Circular.

(kk)	Certain Regulatory Matters.

(i)	EMX does not have either: (i) assets in Canada with a book value in excess of $93 million; or (ii) annual gross revenues from sales in, from or into Canada in excess of $93 million, as determined under the Competition Act.

(ii)	EMX: (i) is not a “TID U.S. Business” as defined in the Department of the Treasury’s Office of Investment Security regulations at 31 C.F.R. § 800.248; (ii) does not produce, design, test, manufacture, fabricate, or develop any “critical technologies” as defined at 31 C.F.R. § 800.215; (iii) does not maintain or collect “sensitive personal data” as defined in 31 C.F.R. § 800.241; or (iv) does not own, operate, manufacture, service or supply any “covered investment critical infrastructure” as defined in 31 C.F.R. § 800.212.

SCHEDULE “D”

REPRESENTATIONS AND WARRANTIES OF ELEMENTAL AND ACQUIRECO

As used in this Schedule, capitalized terms have the meanings ascribed thereto in the Arrangement Agreement to which this Schedule is appended.

(a)	Organization and Qualification. Elemental, Acquireco and each of Elemental’s Material Subsidiaries is a corporation duly incorporated or an entity duly created and validly existing under all applicable Laws of its jurisdiction of incorporation or continuance and has all corporate power and capacity to own its assets and conduct its business as now owned and conducted. Elemental, Acquireco and each of Elemental’s Material Subsidiaries is duly qualified to carry on business and is in good standing in each jurisdiction in which its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities, makes such qualification necessary, except where the failure to be so registered or in good standing would not, individually or in the aggregate, have a Material Adverse Effect. True and complete copies of the constating documents of Elemental, Acquireco and each of Elemental’s Material Subsidiaries have been disclosed in the Elemental Data Room, and no action has been taken to amend or supersede such constating documents of Elemental, Acquireco or any of Elemental’s Material Subsidiaries. Acquireco is a wholly-owned direct subsidiary of Elemental incorporated solely for the purposes of the Arrangement and has no other business. Acquireco has no assets, liabilities or contractual commitments other than in connection with this Agreement and the transactions contemplated hereunder and other than customary documents in connection with incorporation.

(b)	Authority Relative to this Agreement. Each of Elemental and Acquireco has the requisite corporate power and authority to enter into this Agreement and the agreements and other documents to be entered into by it hereunder and, to perform its obligations hereunder and thereunder. The execution and delivery and performance of this Agreement, the Arrangement and the agreements and other documents to be entered into by it hereunder and the consummation by Elemental and Acquireco of the transactions contemplated hereunder and thereunder have been duly and unanimously authorized by the Elemental Board (with conflicted directors abstaining) and the Acquireco board of directors and no other corporate proceedings on the part of Elemental or Acquireco are necessary to authorize this Agreement and the agreements and other documents to be entered into by it hereunder or the consummation of the Arrangement, other than approval of the TSXV, receipt of the Elemental Shareholder Approval (if required), and the Key Regulatory Approvals. This Agreement has been duly executed and delivered by Elemental and Acquireco and constitutes a valid and binding obligation of Elemental and Acquireco, enforceable by EMX against Elemental and Acquireco in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, reorganization or other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)	No Conflict, Default or Consent.

(i)	Except as set forth in Schedule 4.1(c) of the Elemental Disclosure Letter, the execution and delivery by Elemental and Acquireco of this Agreement and the performance by them of their obligations hereunder (including, without limitation, with respect to the Elemental Financing) and the completion of the Arrangement, the Elemental Financing and the other transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or both, or the happening of any other event or condition):

(A)	violate, conflict with or result in a breach of:

(I)	any provision of the Constating Documents or partnership agreements of Elemental, Acquireco or any of Elemental’s Material Subsidiaries, except as would not, individually or in the aggregate, have a Material Adverse Effect;

(II)	any Elemental Material Contract or Authorization to which Elemental, Acquireco or any of Elemental’s Material Subsidiaries is a party or by which Elemental, Acquireco or any of Elemental’s Material Subsidiaries is bound, except as would not, individually or in the aggregate, have a Material Adverse Effect; or

(III)	any Law to which Elemental, Acquireco or any of Elemental’s Material Subsidiaries is subject or by which Elemental, Acquireco or any of Elemental’s Material Subsidiaries is bound, subject to receipt of the Key Regulatory Approvals and the Elemental Shareholder Approval and except as would not, individually or in the aggregate, have a Material Adverse Effect;

(B)	give rise to any right of termination, allow any Person to exercise any rights, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Elemental, Acquireco or a Material Subsidiary is entitled, under any Elemental Material Contract or Authorization to which Elemental, Acquireco or any of Elemental’s Material Subsidiaries is a party, except as would not, individually or in the aggregate, have a Material Adverse Effect; or

(C)	give rise to any rights of first refusal or rights of first offer, trigger any change of control provision or any restriction or limitation, or require any consent or other action by any Person under, any Elemental Material Contract or Authorization, or result in the imposition of any Lien (other than an Elemental Permitted Lien) upon any of the assets of Elemental, Acquireco or any of Elemental’s Material Subsidiaries, except as would not, individually or in the aggregate, have a Material Adverse Effect.

(ii)	Except as set forth in Schedule 4.1(c) of the Elemental Disclosure Letter, the execution and delivery by Elemental of the Elemental Financing Subscription Agreement and the performance by Elemental of its obligations thereunder and the completion of the Elemental Financing at the Effective Time do not and will not (or would not with the giving of notice, the lapse of time or both, or the happening of any other event or condition):

(A)	violate, conflict with or result in a breach of any Elemental Material Contract or Authorization to which Elemental, Acquireco or any of Elemental’s Material Subsidiaries is a party or by which Elemental, Acquireco or any of Elemental’s Material Subsidiaries is bound;

(B)	give rise to any right of termination, allow any Person to exercise any rights, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Elemental, Acquireco or a Material Subsidiary is entitled, under the Elemental Credit Agreement; or

(C)	give rise to any rights of first refusal or rights of first offer, trigger any change of control provision or any restriction or limitation, or require any consent or other action by any Person under the Elemental Credit Agreement, or result in the imposition of any Lien (other than an Elemental Permitted Lien) upon any of the assets of Elemental, Acquireco or any of Elemental’s Material Subsidiaries.

(d)	Governmental Authorizations. The execution, delivery and performance by each of Elemental and Acquireco of its obligations under this Agreement and the consummation of the Arrangement do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity by Elemental, Acquireco by any of Elemental’s Material Subsidiaries other than: (i) filings with the Canadian Securities Authorities (as applicable) or the TSXV or (ii) the Key Regulatory Approvals and any filings required to obtain, and approvals required by, the Key Regulatory Approvals; and (iii) any Authorizations which, if not obtained, or any other actions by or in respect of, or filings with, or notifications to, any Governmental Entity which, if not taken or made, would not, individually or in the aggregate, have a Material Adverse Effect.

(e)	Material Subsidiaries.

(i)	Elemental has no subsidiaries that are material to its business other than the Material Subsidiaries. No Material Subsidiary is currently prohibited, directly or indirectly, from paying any dividends to Elemental, from making any other distribution on such Material Subsidiary’s capital stock, or from repaying to Elemental any loans or advances to such Material Subsidiary from Elemental.

(ii)	The following information with respect to each Material Subsidiary and Acquireco is accurately set out, as at the date thereof, in Schedule 4.1(e) of the Elemental Disclosure Letter: (i) its name; (ii) Elemental’s percentage equity ownership of it; and (iii) its jurisdiction of incorporation, organization or formation.

(iii)	Except as set forth in Schedule 4.1(e) of the Elemental Disclosure Letter, Elemental is, directly or indirectly, the registered and/or beneficial owner of all of the issued and outstanding securities of each Material Subsidiary and of Acquireco, free and clear of all material Liens (other than an Elemental Permitted Lien), and all of the issued and outstanding securities of the Material Subsidiaries and Acquireco have been duly and validly authorized and issued, are fully paid, and if such entity is a corporation, are non-assessable. No securities of the Material Subsidiaries of Elemental or Acquireco have been issued in violation of any Law or pre-emptive or similar rights. Except as set forth in Schedule 4.1(e) of the Elemental Disclosure Letter, there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any securities or other ownership interests in any of the Material Subsidiaries of Elemental or Acquireco.

(f)	Compliance with Laws. Elemental, Acquireco and Elemental’s Material Subsidiaries have complied with and are not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on Elemental.

(g)	Litigation. Other than as disclosed in Schedule 4.1(g) of the Elemental Disclosure Letter, there is no Proceeding pending or, to the knowledge of Elemental, threatened against or involving Elemental or its subsidiaries and, to the knowledge of Elemental, no event has occurred which would reasonably be expected to give rise to any Proceeding, in each case which, if adversely determined, would reasonably be expected to have a Material Adverse Effect or would prevent or materially delay the ability of Elemental to consummate the Arrangement. Other than as disclosed in Schedule 4.1(g) of the Elemental Disclosure Letter, there is no Order outstanding against Elemental or any of its subsidiaries that would prevent or materially delay the ability of Elemental to consummate the Arrangement.

(h)	Authorizations. Elemental and its Material Subsidiaries have obtained all Authorizations necessary for the ownership, operation and use of the assets of Elemental and its Material Subsidiaries or otherwise in connection with carrying on the business and operations of Elemental and its Material Subsidiaries as presently conducted or carried on and as described in the Public Documents in compliance with all applicable Laws, except where the failure to have any such Authorization would not, individually or in the aggregate, have a Material Adverse Effect. Such Authorizations are in full force and effect in accordance with their terms. Elemental and its Material Subsidiaries have fully complied with and are in compliance with all such Authorizations, except, in each case, for such non- compliance which would not, individually or in the aggregate, have a Material Adverse Effect. There is no Proceeding pending or, to the knowledge of Elemental, threatened regarding any such Authorizations, which if successful would, individually or in the aggregate, have a Material Adverse Effect. None of Elemental or any of its Material Subsidiaries or any of their respective officers or directors, has received any notice, whether written or oral, of revocation or non-renewal or material amendments of any such Authorizations, or of any intention of any Person to revoke or refuse to renew, or to materially amend any of such Authorizations, except in each case, for revocations, non-renewals or amendments which would not, individually or in the aggregate, have a Material Adverse Effect, and all Authorizations of Elemental and its Material Subsidiaries continue to be effective in order for Elemental and its Material Subsidiaries to continue to conduct their respective businesses as they are currently being conducted. To the knowledge of Elemental, no Person other than Elemental or a wholly-owned Material Subsidiary thereof owns or has any proprietary, financial or other interest (direct or indirect) in any Authorizations of Elemental or its wholly-owned Material Subsidiaries.

(i)	Capitalization and Listing.

(i)	Elemental is authorized to issue an unlimited number of Elemental Shares. As at the close of business prior to the date of this Agreement, there were issued and outstanding: (A) 246,960,191 Elemental Shares; (B) 14,793,966 Elemental Options to acquire an aggregate of 14,793,966 Elemental Shares; and (C) 2,393,250 Elemental RSUs. Acquireco is authorized to issue an unlimited number of common shares. As at the close of business prior to the date of this Agreement, there was issued and outstanding one common share in the capital of Acquireco.

(ii)	Except (A) for Elemental Convertible Securities, (B) as contemplated or permitted by this Agreement and the transactions contemplated hereby, and (C) as set forth in Schedule 4.1(i) of the Elemental Disclosure Letter, as of the date hereof, there are no options, warrants, subscriptions, equity-based awards, calls, rights, contingent value rights, phantom stock, conversion privileges, repurchase, stock appreciation or other rights, shareholder rights plans or other rights, agreements, arrangements or commitments (pre- emptive, contingent or otherwise) obligating Elemental, Acquireco or any of the Material Subsidiaries to issue or sell any securities of or interest in Elemental, Acquireco or any of the Material Subsidiaries from Elemental, Acquireco or any of the Material Subsidiaries or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire or subscribe for any shares, partnership or other equity interests in the capital of Elemental, Acquireco or any of its Material Subsidiaries or the value of which is based on the value of the securities of Elemental, Acquireco or any of its Material Subsidiaries, and other than the Elemental Omnibus Compensation Plan and the options to acquire Elemental Shares issued pursuant to, and governed by, the legacy option scheme of Altus Strategies Plc that were assumed by Elemental pursuant to the merger on August 22, 2016 between Elemental and Altus Strategies Plc, there are no equity or security based compensation arrangements maintained by Elemental, Acquireco or any of its Material Subsidiaries. All issued and outstanding Elemental Shares and common shares in the capital of Acquireco have been authorized and are validly issued and outstanding as fully paid and non-assessable shares.

(iii)	There are no outstanding contractual obligations of Elemental or any of its Material Subsidiaries or Acquireco to repurchase, redeem or otherwise acquire any Elemental Shares or any shares of any of its Material Subsidiaries or Acquireco, or qualify securities for public distribution in Canada or elsewhere, or with respect to the voting or disposition of any securities of Elemental or any of its Material Subsidiaries or Acquireco.

(iv)	Other than as disclosed in Schedule 4.1(i) of the Elemental Disclosure Letter, there are no issued, outstanding or authorized bonds, debentures or other evidences of Indebtedness of Elemental, Acquireco, its Material Subsidiaries or any other agreements, arrangements, instruments or commitments of any kind outstanding giving any Person, directly or indirectly, the right to vote (or, other than the Elemental Convertible Securities, that are convertible or exercisable for securities having the right to vote) with Elemental Shareholders on any matter.

(j)	Shareholder and Similar Agreements. Except as set forth in Schedule 4.1(j) of the Elemental Disclosure Letter, none of Elemental, Acquireco nor any of Elemental’s Material Subsidiaries is party to any shareholder, pooling, voting trust or other similar agreement or arrangement relating to the issued and outstanding shares in the capital of Elemental, Acquireco or any of its Material Subsidiaries or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in Elemental, Acquireco or any of Elemental’s Material Subsidiaries, and Elemental has not adopted a shareholder rights plan or any other similar plan or agreement that remains in force.

(k)	Reporting Issuer Status and Stock Exchange Compliance.

(i)	Elemental is a reporting issuer not on the list of reporting issuers in default under applicable Securities Laws in each of the provinces and territories of Canada, and is in material compliance with all Securities Laws applicable therein.

(ii)	The Elemental Shares are listed and posted for trading on the TSXV and quoted on the OTCQX, and are not listed nor quoted on any market other than the TSXV and OTCQX, and Elemental is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSXV and OTCQXs.

(iii)	Elemental has not taken any action to cease to be a reporting issuer in any province or territory nor has Elemental received notification from the British Columbia Securities Commission, as principal regulator, or any other applicable securities commissions or securities regulatory authority of a province or territory of Canada seeking to revoke Elemental’s reporting issuer status. No delisting, suspension of trading or cease trade or other order or restriction, nor, to the knowledge of Elemental, any inquiry or investigation (formal or informal) with respect thereto, with respect to any securities of Elemental is pending, in effect, or to the knowledge of Elemental, has been threatened, and Elemental is not subject to any formal or informal Proceeding relating to any such order or restriction.

(l)	Reports. Since January 1, 2023, Elemental has filed with all applicable Governmental Entities the Public Documents that Elemental is required to file in accordance with Securities Laws. The Public Documents as of their respective dates (and the dates of any amendments thereto): (i) did not contain any misrepresentation, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except for any such misrepresentation, untrue statement or omission that was corrected by a subsequently filed document comprising the Public Documents and (ii) complied as to form in all material respects with the requirements of applicable Securities Laws. Any amendments to the Public Documents required to be made have been filed on a timely basis with the applicable Governmental Entity. Elemental has not filed any confidential material change report with any Governmental Entity which at the date hereof remains confidential.

(m)	Financial Statements.

(i)	The annual financial statements (including the related management’s discussion and analysis) have been, and all financial statements of Elemental (including any notes or schedules thereto and related management’s discussion and analysis) which are publicly disseminated by Elemental in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with IFRS applied on a basis consistent with prior periods (except where IFRS has changed and new accounting standard become effective for the subsequent period) and all applicable Laws and present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise) and consolidated financial position of Elemental and its Material Subsidiaries, on a consolidated basis as of the respective dates thereof and their consolidated results of operations and cash flows for the respective periods covered thereby.

(ii)	There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of Elemental or any of its Material Subsidiaries with unconsolidated entities or other Persons which are not reflected in the Financial Statements.

(iii)	The financial books, records and accounts of Elemental and each of its Material Subsidiaries: (A) have been maintained, in all material respects, in accordance with IFRS, and (B) accurately and fairly reflect the basis for the Financial Statements in all material respects.

(iv)	The management of Elemental has established and maintains a system of disclosure controls and procedures (as such term is defined in National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings) designed to provide reasonable assurance that information required to be disclosed by Elemental in its annual filings, interim filings or other reports filed or submitted by it under the applicable Laws imposed by Governmental Entities is recorded, processed, summarized and reported within the time periods specified by such Laws imposed by such Governmental Entities. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by Elemental in its annual filings, interim filings or other reports filed or submitted under the applicable Laws imposed by Governmental Entities is accumulated and communicated to Elemental’s management, including its chief executive officer and chief financial officer (or Persons performing similar functions), as appropriate to allow timely decisions regarding required disclosure.

(v)	Elemental maintains internal control over financial reporting (as such term is defined in National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes policies and procedures that (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Elemental and its Material Subsidiaries; (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Elemental and its Material Subsidiaries are being made only with authorizations of management and directors of Elemental and its Material Subsidiaries; and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Elemental or its Material Subsidiaries that could have a material effect on its financial statements. To the knowledge of Elemental, as of the date of this Agreement, there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of Elemental.

(vi)	None of Elemental or any of its Material Subsidiaries, or to the knowledge of Elemental, any of their respective directors, officers, nor any of its employees, auditors, accountants or Representatives of any of the foregoing, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Elemental or any of its Material Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion, or claim that Elemental or any of its Material Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of Elemental Board.

(n)	Undisclosed Liabilities. None of Elemental nor any of its Material Subsidiaries has any material liabilities or obligations of any nature, whether or not accrued, contingent, unasserted or absolute, except for (i) liabilities and obligations that are reflected in the unaudited condensed consolidated interim balance sheet of Elemental as of June 30, 2025 (the “Elemental Balance Sheet”) or disclosed in the notes thereto; (ii) those incurred in the ordinary course of business since the date of the Elemental Balance Sheet, including, for certainty, the liabilities and obligations incurred under the Elemental Credit Agreement and (iii) those incurred in connection with the Arrangement and execution of this Agreement (including transaction related expenses).

(o)	Interest in Properties. Except as disclosed in Schedule 4.1(o) of the Elemental Disclosure Letter:

(i)	neither Elemental, nor any of its Material Subsidiaries owns, has any interest in, or is a party to or bound by or subject to any contract, commitment, or any option to purchase, any real or immovable property;

(ii)	all of the existing leases, subleases, licenses or other agreements pursuant to which Elemental or any of its Material Subsidiaries uses or occupies, or has the right to use or occupy, now or in the future, any real property (such property, the “Elemental Leased Real Property”) constitutes (A) legal, valid and binding obligations on Elemental or a Material Subsidiary, as the case may be, enforceable against Elemental or such Material Subsidiary in accordance with its terms and is in full force and effect, and (B) are free and clear of all Liens (except for Elemental Permitted Liens); and

(iii)	neither Elemental nor any Material Subsidiary is in material breach of or default under any such Lease and no event has occurred which, without the giving of notice or lapse of time, or both, would constitute a material breach of or default under any such Lease.

(p)	Elemental Material Royalty and Stream Interests.

(i)	Each of Elemental Material Royalty Interests is set out in Schedule 4.1(p) of the Elemental Disclosure Letter and Elemental has provided to EMX true and complete copies of each Elemental Royalty Agreement, none of which has been amended, modified, supplemented, replaced or terminated except as described in Schedule 4.1(p) of the Elemental Disclosure Letter. Other than Elemental Material Royalty Interests and as disclosed in the Elemental Disclosure Letter, neither Elemental nor any of its Material Subsidiaries has any interest or rights or options to acquire, any royalty, streaming, net profit, production payment, mineral rights and interests (including mining, mineral or exploration concessions, claims, leases, licenses, Authorizations or other rights to exploit, explore, develop, mine or produce any minerals or any interest therein) that is material to the business and operations of Elemental.

(ii)	Except as set out in Schedule 4.1(p)(ii) of the Elemental Disclosure Letter, Elemental and its subsidiaries (A) are the sole legal and beneficial owners, and have valid and sufficient right, title and interest, free and clear of any defect or Lien (other than an Elemental Permitted Lien) to each of Elemental Material Royalty Interests; and (B) are entitled to the benefits of, all of their respective properties and assets of any nature whatsoever and to all benefits derived therefrom including all the properties and assets reflected in the Elemental Balance Sheet that have a value in excess of $500,000, together with all additions thereto, and their interests in such properties and assets are not subject to any Lien (other than an Elemental Permitted Lien) or defect in title of any kind.

(iii)	Each Elemental Royalty Agreement is legal, valid, binding and in full force and effect and is enforceable by Elemental or a Material Subsidiary in accordance with its terms (subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors’ rights generally, and to general principles of equity). Elemental and its Material Subsidiaries have not, directly or indirectly, assigned any of their rights or obligations under and retain their full original economic interest in the Elemental Material Royalty Interests.

(iv)	Neither Elemental nor any Material Subsidiary has knowledge of, or has received notice of, any material breach or default under nor, to the knowledge of Elemental, does there exist any condition which with the passage of time or the giving of notice or both would result in such a material breach or default under any Elemental Material Royalty Interest by any other party to such Elemental Material Royalty Interest.

(v)	There are no adverse claims (other than an Elemental Permitted Lien) directly against Elemental or any Material Subsidiary that are relating to Elemental Underlying Mineral Properties which could affect Elemental’s or its Material Subsidiaries’ right, title or interest in Elemental’s or its Material Subsidiaries’ assets or the ability of Elemental or its Material Subsidiaries to receive the benefits associated with Elemental’s assets, including the title to or ownership by Elemental or the Material Subsidiaries of the foregoing, or which might involve the possibility of any judgement or liability affecting Elemental Material Royalty Interests.

(vi)	None of the directors or officers of Elemental holds any right, title or interest in, nor has taken any action to obtain, directly or indirectly, any right, title and interest in any of Elemental’s assets or in any Authorization, concession, claim, lease, licence or other right with respect to Elemental’s assets or Elemental Underlying Mineral Properties.

(vii)	The execution, delivery and performance by Elemental of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(A)	materially contravene, conflict with or result in a material violation or breach of any Law applicable to Elemental or any Material Subsidiary with respect to any Elemental Material Royalty Interest;

(B)	materially contravene, conflict with, or result in a material violation or breach of, or allow any Person to exercise any rights, require any consent or approval to be obtained or notice to be given under, or constitute a material default under, or cause or give rise to a third party right of termination, cancellation, suspension, acceleration, penalty or payment obligation or right to purchase or sale under, or other change of any right or obligation or the loss of any benefit to which Elemental or any Material Subsidiary is entitled (including by triggering any rights of first refusal or first offer, change in control provision or other restriction or limitation) under any Elemental Royalty Agreement; or

(C)	result in the creation or imposition of any Lien (other than an Elemental Permitted Lien) in respect of any Elemental Material Royalty Interest.

(viii)	Elemental has obtained and has maintained all governmental and third-party Authorizations necessary for execution, delivery and performance of each Elemental Royalty Agreement pertaining to the Elemental Material Royalty Interests and consummation of the transactions thereunder.

(ix)	Elemental does not have any knowledge of any fact relating to any of Elemental Material Royalty Interests, which would reasonably be expected to materially and adversely affect the business, operations or condition (financial or otherwise) of Elemental and the Material Subsidiaries, taken as a whole. To Elemental’s knowledge, in respect of Elemental Material Royalty Interests:

(A)	the owner or Operator(s) of each Elemental Underlying Mineral Property holds all material Authorizations necessary for carrying on its respective business as currently carried on with respect to Elemental Underlying Mineral Property and that such Authorizations are not invalid and are subsisting and in good standing in all material respects in accordance with applicable Laws;

(B)	no Operator has received any notice of any Proceeding relating to the revocation or adverse modification of any material Authorization with respect to Elemental Underlying Mineral Property, and no Operator has received notice of the revocation or cancellation of, or any intention to revoke or cancel, any material Authorization with respect to any Elemental Underlying Mineral Property; and

(C)	no part of Elemental Underlying Mineral Properties has been taken, revoked, condemned or expropriated by any Governmental Entity, nor has any written notice or Proceeding in respect thereof been given, commenced or threatened or is pending.

(q)	No Defaults under Leases and Agreements.

(i)	None of Elemental nor any of its subsidiaries have received notice of any default under any of the leases and other title and operating documents to which Elemental’s or its subsidiaries’ is a party or by or to which Elemental or any of it or its subsidiaries’ assets are bound or subject, except to the extent that such defaults have not had and would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(ii)	(A) Elemental and its subsidiaries are in good standing under all, and are not in default under any, and (B) there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice or both, would constitute a default under any, leases and other title and operating documents to which it is a party or by or to which it or such assets are bound or subject, except to the extent that such defaults have not had and would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, and, to the knowledge of Elemental, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder.

(r)	Technical Matters. The Public Documents are in material compliance with the applicable provisions of Securities Laws. Elemental has duly filed with the applicable regulatory authorities all reports required by Securities Laws, and all such reports complied in all material respects with the requirements of Securities Laws at the time of filing thereof. The scientific and technical information set forth in the Public Documents relating to mineral resources and mineral reserves required to be disclosed therein pursuant to Securities Laws has been prepared by Elemental or its consultants and, to the knowledge of Elemental, by the applicable Operators and their respective consultants, as applicable, in accordance with methods generally applied in the mining industry and materially conforms to the requirements of Securities Laws.

(s)	Royalties and Rentals Paid. Except as set forth in Schedule 4.1(s) of the Elemental Disclosure Letter, all rentals, royalties (whether statutory or contractual), overriding royalty interests, production payments, net profits, earn- outs, streaming agreements, metal pre-payment or similar agreements, interest burdens, payments and obligations (including streaming, prepayment and similar arrangements) due and payable, or performable, in the ordinary course of business, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of Elemental and its Material Subsidiaries have been: (i) duly paid; (ii) duly performed; or (iii) provided for prior to the date hereof, except to the extent that such non-payment, non-performance or non-provision would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(t)	Environmental Matters.

(i)	To the knowledge of Elemental, Elemental and its Material Subsidiaries have been since January 1, 2023, and are in compliance with all Environmental Laws, except such non-compliance as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(ii)	To the knowledge of Elemental, the Elemental Underlying Mineral Properties have been operated in compliance with all Environmental Laws, except such non-compliance as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(iii)	To the knowledge of Elemental, there have been no Releases in violation of Environmental Laws on or under any Elemental Underlying Mineral Properties that would reasonably be expected to result in a Proceeding pursuant to any Environmental Laws against Elemental or any of its Material Subsidiaries or that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(iv)	To the knowledge of Elemental, there has not been: (A) any written Order issued pursuant to Environmental Laws against Elemental or its Material Subsidiaries that remains outstanding that would reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect; or (B) any issued demand, notices, claims, complaints, penalties, prosecutions or any other judicial or administrative Proceedings that remains outstanding with respect to a material breach of any Environmental Law by Elemental or its Material Subsidiaries, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(v)	To the knowledge of Elemental, neither Elemental nor any of its Material Subsidiaries has any material obligation, pursuant to any agreement or contract, by operation of Environmental Laws, for any claims related to non-compliance with, or material liability under, any Environmental Law, except for remediation obligations reserved against in the Financial Statements or except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(u)	Intellectual Property. Elemental and its Material Subsidiaries have sufficient rights to use or otherwise exploit the Intellectual Property necessary to carry on the business now operated by them and there is no Proceeding pending or, to the knowledge of Elemental, threatened by any Person challenging Elemental’s or its Material Subsidiaries’ rights in or to such Intellectual Property which is used for the conduct of the business as currently carried on as set forth in the Public Documents, except as has not had and would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. The conduct of the business as currently carried on as set forth in the Public Documents, including the use of Intellectual Property, does not infringe upon Intellectual Property of any Person in any material respect except as has not had and would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. To the knowledge of Elemental, no Person is currently infringing upon any of the Intellectual Property owned by Elemental or its Material Subsidiaries in any material respect.

(v)	Employment Matters.

(i)	Schedule 4.1(v) of the Elemental Disclosure Letter lists all Contracts with Employees whose annual base salary is in excess of $250,000 and Independent Contractors (other than lawyers, financial advisors, accountants and auditors) and except as set out in Schedule 4.1(v) of the EMX Disclosure Letter, true, complete and accurate copies of all such Contracts, with all amendments thereto, with Employees whose annual base salary is in excess of $250,000 (as well as all termination letters, severance or similar agreements, and releases, as applicable, relating to any former employees of Elemental or its Material Subsidiaries whose employment was terminated involuntarily over the past three (3) years) and Independent Contractors (other than lawyers, financial advisors, accountants and auditors), along with a true and complete list of all Employees and Independent Contractors (regardless of base salary and except as set out in Schedule 4.1(v) of the EMX Disclosure Letter), have been made available to EMX. No Employee has any written employment agreement which is not terminable on the giving of reasonable or contractual notice (or pay in lieu) in accordance with applicable Law. Except as set forth in Schedule 4.1(v) of the Elemental Disclosure Letter, the execution, delivery and performance of this Agreement and the consummation of the Arrangement will not (A) result in any payment (including change of control payments, transaction bonus, bonus, golden parachute, retirement, severance, unemployment compensation, sale, completion, retention, incentive or other benefit), compensation or benefit becoming due or payable to any of the Employees or current or former directors, officers or employees of Elemental or any of its Material Subsidiaries or result in such an individual having an entitlement to such payments upon termination or resignation, (B) increase the compensation or benefits otherwise payable to any Employees or current or former directors, officers or employees of Elemental or any of its Material Subsidiaries or (C) result in (1) the acceleration of the time of payment, (2) funding or (3) vesting of any benefits or entitlements otherwise available pursuant to any Elemental Benefit Plan.

(ii)	Except as set forth in Schedule 4.1(v) of the Elemental Disclosure Letter, none of Elemental or any of its Material Subsidiaries (A) is a party to any collective bargaining agreement, labour union contract, memorandum of understanding or other agreement with a union or similar Contract with respect to any Employees or any contract with any employee association, or (B) is subject to any application for certification or, to the knowledge of Elemental, threatened or apparent Union-organizing campaigns for Employees not covered under a collective bargaining agreement and no Union holds bargaining rights with respect to any Employees by way of certification, interim certification, voluntary recognition or succession rights. There is no labour strike, lockout, dispute, work slowdown or stoppage pending or involving, or, to the knowledge of Elemental, threatened against Elemental or any of its Material Subsidiaries and no such event has occurred within the last two (2) years.

(iii)	None of Elemental or any of its Material Subsidiaries are, or have been, engaged in any unfair labour practice and no unfair labour practice Proceeding is ongoing, pending or, to the knowledge of Elemental, threatened against Elemental or any of its Material Subsidiaries.

(iv)	To the knowledge of Elemental, Elemental and its Material Subsidiaries are in compliance in all material respects with all terms and conditions of employment and all applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety, workers’ compensation, human rights, labour relations, pay equity, employment equity, classification of workers, labour, immigration, accessibility, and privacy and there are no current, pending, or, to the knowledge of Elemental, threatened, Proceedings under any such Laws. To the knowledge of Elemental, there are no material Orders currently registered or outstanding by any Governmental Entity, tribunal or agency against or in respect of Elemental or any of its Material Subsidiaries under or in respect of any applicable employment Laws.

(v)	To the knowledge of Elemental, all amounts due for salary, wages, fees, incentive compensation (including bonuses, commissions, annual incentives and long-term incentives), vacation with pay, sick days, benefits and other direct compensation for services in respect of each Employee have either been paid or are accurately accrued for in the financial books, records and accounts of Elemental or its Material Subsidiaries, as applicable. To the knowledge of Elemental, neither Elemental nor any of its Material Subsidiaries are (A) delinquent with respect to payments or the provision of compensation and benefits to any of the Employees (or former employees) for any salaries, wages, fees, incentive compensation (including bonuses, commissions, annual incentives and long-term incentives), vacation with pay or other direct compensation for any services performed by them or amounts required to be reimbursed to such persons or any Taxes or any penalty for failure to comply with any of the foregoing, or (B) liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment or workers’ compensation benefits, social security or other benefits or obligations for Employees (other than immaterial routine payments to be made pursuant to claims in the ordinary course of business or as required by Laws).

(vi)	To the knowledge of Elemental, each Elemental Independent Contractor has been properly classified as an independent contractor and no such individual or any Governmental Entity has disputed such classification. To the knowledge of Elemental, Elemental and its Material Subsidiaries do not have any material direct or indirect liability, whether actual or contingent, with respect to the misclassification of any person as an independent contractor rather than as an Employee, as eligible or ineligible for overtime pay, or for participation in or exclusion from any Elemental Benefit Plan. Neither Elemental nor any of its Material Subsidiaries regularly utilizes personnel procured through temporary help agencies, staffing agencies or similar organizations.

(vii)	To the knowledge of Elemental, no allegations of sexual harassment or sexual misconduct have been made in accordance with Elemental’s or any of its Material Subsidiaries’ reporting procedures against (A) an Employee, or (B) a member of the board of directors of Elemental or any of its Material Subsidiaries. There are no Proceedings in progress, pending or, to the knowledge of Elemental, threatened related to any allegations of sexual harassment or other sexual misconduct, and neither Elemental nor any of its Material Subsidiaries has entered into any settlement agreements related to allegations of sexual harassment or sexual misconduct, by (X) an Employee, or (Y) a member of the board of directors of Elemental or any of its Material Subsidiaries.

(viii)	Other than immaterial routine payments required to be made in accordance with applicable Laws, there are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance or workers’ compensation Law and neither Elemental nor any of its Material Subsidiaries has been reassessed in any respect under such Law during the past two (2) years and, to the knowledge of Elemental, no audit of Elemental or its Material Subsidiaries is currently being performed pursuant to any applicable workplace safety and insurance or workers’ compensation Law.

(w)	Absence of Certain Changes or Events. Except as disclosed in the Public Documents, since January 1, 2023: (i) Elemental and its Material Subsidiaries have operated their respective businesses only in the ordinary course of business, and (ii) there has not been any Material Adverse Effect.

(x)	Taxes.

(i)	Each of Elemental and its Material Subsidiaries has duly and timely made or prepared all income Tax Returns and all other material Tax Returns required to be made or prepared by it, has duly and timely filed all income Tax Returns and all other material Tax Returns required to be filed by it with the appropriate Governmental Entity, and all such income Tax Returns and other material Tax Returns are true, complete and correct.

(ii)	Each of Elemental and each of its Material Subsidiaries has (i) duly and timely paid all material Taxes and other material amounts, including instalments on account of Taxes for the current year required by applicable Law, which are due and payable by it whether or not assessed by the appropriate Governmental Entity, (ii) duly and timely deducted or withheld all material Taxes and other amounts required by Law to be deducted or withheld by it and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Laws to be remitted by it and (iii) Elemental has provided adequate accruals in accordance with IFRS in the most recently published financial statements of Elemental for any material Taxes and other material amounts of Elemental and each of its Material Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. No material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business.

(iii)	All material deficiencies for Taxes asserted or assessed against any of Elemental or its Material Subsidiaries have been paid in full, accrued on the books of Elemental or finally settled.

(iv)	Each of Elemental and its Material Subsidiaries has duly and timely collected all material amounts on account of any sales, use or transfer Taxes, including goods and services, harmonized sales, provincial and territorial sales taxes and state and local taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity such amounts required by Law to be remitted by it.

(v)	Except as set forth in Schedule 4.1(x) of the Elemental Disclosure Letter, there are no material claims, reassessments, controversies or Proceedings now pending against Elemental or any of its Material Subsidiaries in respect of any Taxes, there are no matters under discussion, audit or appeal with any Governmental Entity relating to material Taxes, and neither Elemental nor any of its Material Subsidiaries has granted a waiver to extend a reassessment period that is still in force.

(vi)	Neither Elemental nor its Material Subsidiaries are a party to any agreement, understanding or arrangement relating to the allocation or sharing of Taxes (excluding customary commercial agreements entered into in the ordinary course of business the primary subject of which is not Taxes).

(vii)	For all material transactions between Elemental or one of its Material Subsidiaries and any Person not resident in Canada for purposes of the Tax Act with whom Elemental or such Material Subsidiary was not dealing at arm’s length, Elemental or such Material Subsidiary has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act.

(viii)	Neither Elemental nor any of its Material Subsidiaries has made or incurred any material deductible outlay or expense owing to a Person not dealing at arm’s length with Elemental or such Material Subsidiary, the amount of which would, absent an election under paragraph 78(1)(b) of the Tax Act, be included in Elemental or such Material Subsidiary’s income for Canadian income tax purposes for any taxation year or other fiscal period that ends after the Effective Date under paragraph 78(1)(a) of the Tax Act or a corresponding provision of provincial Law.

(ix)	None of Sections 80 to 80.04 of the Tax Act (or comparable provisions of any other applicable legislation) have applied to Elemental or its Material Subsidiaries, and there are no circumstances existing which could reasonably be expected to result in the application of Sections 80 to 80.04 of the Tax Act (or comparable provisions of any other applicable legislation) to Elemental or its Material Subsidiaries, which in either case would require a material amount to be included in the income of Elemental or to its Material Subsidiaries.

(x)	Except as set forth in Schedule 4.1(x) of the Elemental Disclosure Letter, there are no circumstances which exist and would result in, or which have existed and resulted in, Section 17 of the Tax Act requiring a material amount to be included in the income of Elemental or to its Material Subsidiaries.

(xi)	There are no material Liens for Taxes upon any properties or assets of Elemental or any of its Material Subsidiaries (other than an Elemental Permitted Lien).

(xii)	Neither Elemental nor any of its Material Subsidiaries is a party to any Contract or plan that has resulted or could result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Section 280G of the U.S. Tax Code (or any corresponding provision of state, local, or non-U.S. Tax law) or (ii) any amount that will not be fully deductible as a result of Section 162(m) of the U.S. Tax Code (or any corresponding provision of state, local, or non-U.S. Tax law).

(xiii)	None of the Material Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Date as a result of a “closing agreement” as described in Section 7121 of the U.S. Tax Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax law) executed on or prior to the Effective Date.

(xiv)	Elemental is not and has never been a “controlled foreign corporation” within the meaning of Section 957 of the U.S. Tax Code.

(xv)	Within the past three (3) years, neither Elemental nor any of its Material Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the U.S. Tax Code.

(xvi)	Neither Elemental nor its Material Subsidiaries is or has been a party to any “reportable transaction” as defined in Section 6707A(c)(1) of the U.S. Tax Code and Section 1.6011-4(b) of the Treasury Regulations promulgated under the U.S. Tax Code.

(xvii)	Neither Elemental nor its Material Subsidiaries is, or at any time has been, classified as a “domestic corporation” pursuant to Section 7874(b) of the U.S. Tax Code; and neither Elemental nor its Material Subsidiaries has made an election to be treated as a “domestic corporation” pursuant to Section 897(i) of the U.S. Tax Code.

(xviii)	At all times since its formation, Elemental has been properly classified as a C corporation for U.S. federal and applicable U.S. state and local Tax purposes.

(y)	Books and Records. Other than as disclosed in Schedule 4.1(y) of the Elemental Disclosure Letter, the corporate records and minute books of Elemental and its Material Subsidiaries are currently maintained in accordance with applicable Laws and are complete and accurate in all material respects.

(z)	Insurance. Policies of insurance are in force naming Elemental or a Material Subsidiary as an insured that adequately cover all risks as are customarily covered by businesses of the size and in the industry in which Elemental and its Material Subsidiaries operate, and Elemental and its Material Subsidiaries are in compliance in all material respects with all requirements with respect to such policies. Schedule 4.1(z) of the Elemental Disclosure Letter sets forth a summary listing of all such insurance policies that are material to Elemental. All such policies shall remain in full force and effect (subject to taking into account insurance market conditions and offerings and industry practices) and will not be cancelled or otherwise terminated as a result of the transactions contemplated herein. None of Elemental or its Material Subsidiaries has failed to promptly give any notice or present any material claim under such policies.

(aa)	Non-Arm’s Length Transactions. Except for employment, indemnification or compensation agreements entered into in the ordinary course of business and as disclosed in Schedule 4.1(aa) of the Elemental Disclosure Letter, no director, officer, employee or agent of, or independent contractor to, Elemental (including any Employee or Elemental Independent Contractor), any of its Material Subsidiaries, or holder of record or beneficial owner of 10% or more of the Elemental Shares, or associate or affiliate of any such officer, director or beneficial owner, is a party to, or beneficiary of, any loan, guarantee, Contract, arrangement or understanding or other transactions with Elemental or any of its Material Subsidiaries. Other than as disclosed in Schedule 4.1(aa) of the Elemental Disclosure Letter, neither Elemental nor any of its subsidiaries is indebted to any other of Elemental or any of its subsidiaries and Schedule 4.1(aa) sets out all Contracts with respect to Indebtedness between or among Elemental and any of its subsidiaries.

(bb)	Benefit Plans.

(i)	Schedule 4.1(bb) of the Elemental Disclosure Letter contains a true, complete and accurate list of all Elemental Benefit Plans and, except as disclosed in the Elemental Disclosure Letter, such Elemental Benefit Plans have not been amended, terminated, varied or otherwise supplemented. Elemental has made available to EMX: (A) true and complete copies of all material documents setting forth the current terms of each Elemental Benefit Plan, including all amendments thereto and all related current trust documents; (B) the most recent summary plan description with respect to each Elemental Benefit Plan, if any; and (C) all current material Contracts, relating to each Elemental Benefit Plan, including group insurance Contracts.

(ii)	Other than as disclosed in Schedule 4.1(bb)(ii) of the Elemental Disclosure Letter, neither Elemental, nor any of its Material Subsidiaries owe any change of control, retention, severance, termination or any other payments to any Employee or director of Elemental or any of its Material Subsidiaries or any Elemental Independent Contractor or any other Person (including, for greater certainty, any financial advisor, legal counsel, investment banker, broker, finder or other intermediary) as a result of the completion of the Arrangement or the transactions contemplated hereby.

(iii)	Each Elemental Benefit Plan, to the extent applicable, has been established, registered, amended, funded, administered, operated and invested in accordance with its terms and applicable Laws in all material respects and, to the knowledge of Elemental, there is no existing circumstance that is reasonably expected to cause any failure of such compliance. All obligations in respect of any Elemental Benefit Plan have been properly accrued and reflected in the annual financial statements to the extent required by applicable accounting standards. All employer and employee payments, contributions and premiums required to be remitted, paid to or in respect of each Elemental Benefit Plan have been paid or remitted in a timely fashion in accordance with its terms and all applicable Laws in all material respects. To the knowledge of Elemental: (A) there are no investigations by a Governmental Entity or Proceedings (other than routine claims for payment of benefits) ongoing, pending or threatened involving any Elemental Benefit Plan or its assets; and (B) no facts exist which would reasonably be expected to give rise to any such investigation order or Proceeding (other than routine claims for payment of benefits).

(iv)	To the knowledge of Elemental: (A) there are no outstanding material breaches, defaults or violations by Elemental or any of its Material Subsidiaries under or in respect of any Elemental Benefit Plan; and (B) all current obligations of Elemental regarding the Elemental Benefit Plans have been satisfied. Elemental and its Material Subsidiaries have no unfunded liabilities in respect of any Elemental Benefit Plan.

(v)	None of the Elemental Benefit Plans is self-insured by Elemental or its Material Subsidiaries. The costs of funding the Elemental Benefit Plans are reflected in the annual financial statements to the extent required by applicable accounting standards.

(vi)	No event has occurred respecting any Elemental Benefit Plan, to the extent applicable, which would result in the revocation of the registration of such Elemental Benefit Plan or entitle a Person (without the consent of Elemental) to wind-up or terminate any Elemental Benefit Plan in whole or in part, or which could otherwise reasonably be expected to adversely affect the tax status of any such Elemental Benefit Plan.

(vii)	To the knowledge of Elemental, no event has occurred respecting any Elemental Benefit Plan, to the extent applicable, which would result in the revocation of the registration of such Elemental Benefit Plan.

(viii)	To the knowledge of Elemental, there has been no amendment to, announcement by Elemental or any of its Material Subsidiaries relating to or change in Employee eligibility, coverage, or benefits provided under, any Elemental Benefit Plan which would materially increase the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year.

(ix)	All material data necessary to administer each material Elemental Benefit Plan is in the possession or control of Elemental or its agents.

(x)	To the knowledge of Elemental, neither the execution, delivery or performance of this Agreement, nor the consummation of the transactions contemplated herein will: (A) result in an obligation to fund (through a trust or otherwise) or increase any material compensation or benefits under any Elemental Benefit Plan or any other payment or benefits becoming due; or (B) materially increase any amount payable under any Elemental Benefit Plan; or (C) result in the acceleration of any other material obligation pursuant to any Elemental Benefit Plan.

(xi)	None of the Elemental Benefit Plans provides health and welfare benefits beyond retirement or other termination of service, other than as required by applicable Law.

(xii)	None of the Elemental Benefit Plans is a defined benefit pension plan, registered pension plan, multi-employer pension plan, retirement compensation arrangement or salary deferral arrangement within the meaning of the Tax Act.

(xiii)	Except as disclosed in Schedule 4.1(bb) of the Elemental Disclosure Letter, no Elemental Benefit Plan is maintained for the benefit of any Employees or other service providers who reside or primarily work outside of Canada or is otherwise subject to the laws of any jurisdiction outside of Canada.

(cc)	Restrictions on Business Activities. There is no Elemental Material Contract or Order binding upon Elemental, Acquireco or any of its Material Subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of Elemental, Acquireco or any of its Material Subsidiaries or the conduct of business by Elemental, Acquireco or any of its Material Subsidiaries as currently conducted (including following the transaction contemplated by this Agreement) other than Elemental Material Contracts or Orders which has not had and would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(dd)	Elemental Material Contracts. True and complete copies of Elemental Material Contracts have been disclosed in the Elemental Data Room. Elemental and its Material Subsidiaries have performed in all material respects all of the respective obligations required to be performed by them under Elemental Material Contracts and none of Elemental or any of its Material Subsidiaries is in material breach or default under any Elemental Material Contract to which it is a party or bound and to the knowledge of Elemental, there does not exist any condition which, with the passage of time or giving of notice, or both, would result in such a material breach or default under any Elemental Material Contract (other than as disclosed in Schedule 4.1(dd) of the Elemental Disclosure Letter). To the knowledge of Elemental, there is no material breach or default under any such Elemental Material Contract by any other party thereto. All Elemental Material Contracts are legal, valid, binding and in full force and effect and are enforceable by Elemental (or a Material Subsidiary of Elemental, as the case may be) in accordance with their respective terms (subject to bankruptcy, insolvency, reorganization and other applicable Laws affecting creditors’ rights generally, and to general principles of equity). Elemental has not received any written or, to the knowledge of Elemental, other notice that any party to an Elemental Material Contract intends to cancel, terminate or otherwise modify or not renew its relationship with Elemental or any of its Material Subsidiaries, and, to the knowledge of Elemental, no such action has been threatened. Acquireco is not a party to any Elemental Material Contracts other than this Agreement.

(ee)	Anti-Corruption.

(i)	None of Elemental, Acquireco or its Material Subsidiaries or any of their directors, officers or, to the knowledge of Elemental, any of its employees or agents, has taken any action that is prohibited by or would cause Elemental, Acquireco or any of its Material Subsidiaries to be in violation of the substantive prohibitions or requirements of any Anti-Corruption Laws in which it conducts its business and to which it is subject. All contracts between Elemental, Acquireco or any of its Material Subsidiaries and any other person are in compliance with applicable Anti-Corruption Laws, other than such actions which have not had and would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. Since January 1, 2023, Elemental, Acquireco and its Material Subsidiaries have maintained policies and procedures applicable to it and their respective directors, officers, employees and agents in place in respect thereof as are appropriate to promote compliance with and minimize the risk of violations of applicable Anti-Corruption Laws.

(ii)	None of Elemental ,Acquireco, its Material Subsidiaries or any of their respective directors, officers or, to the knowledge of Elemental, any of its employees or agents, has (A) conducted or initiated any review, audit or internal investigation that concluded that Elemental, Acquireco or one of its Material Subsidiaries or any of their respective directors, officers, employees or agents has materially violated any applicable Anti-Corruption Laws, or (B) made a voluntary or involuntary disclosure to any Governmental Entity responsible for enforcing applicable Anti-Corruption Laws, in each case with respect to any alleged act or omission arising under or relating to non-compliance with any such applicable Anti-Corruption Laws, or received any notice, request or citation from any Governmental Entity alleging non-compliance with any such applicable Anti-Corruption Laws, other than such actions which have not had and would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(ff)	Sanctions. Neither Elemental, nor any of its subsidiaries, nor any of their respective directors, officers, employees, nor to the knowledge of Elemental, agents: (a) is a Sanctioned Person; or (b) has received written notice of or is aware of any claim, action, suit, proceeding or investigation against Elemental or any of its subsidiaries with respect to compliance with applicable Sanctions. To the knowledge of Elemental, Elemental, its subsidiaries and, when acting within the scope of their employment, their respective directors, officers, employees and, when acting on their behalf, their respective agents are, and for the last three (3) years have been, in compliance with all applicable Sanctions. The representations and warranties given in this section shall not apply in respect of Elemental insofar as compliance with any such representation or warranty would result in a contravention of an order issued under the Foreign Extraterritorial Measures Act (Canada) or other applicable blocking measures.

(gg)	NGOs and Community Groups. No material dispute between Elemental or the Material Subsidiaries, or to the knowledge of Elemental, the Operators of Elemental Underlying Mineral Properties, and any non-governmental organization, community, or community group exists or, to the knowledge of Elemental, has been threatened in writing with respect to any of Elemental Material Royalty Interests or Elemental Underlying Mineral Properties.

(hh)	Investment Canada Act. Elemental is a WTO investor and is not a state-owned enterprise, in each case within the meaning of the Investment Canada Act.

(ii)	FATA. Neither Acquireco nor Elemental is a foreign government investor within the meaning of FATA.

(jj)	Brokers; Expenses. Except as disclosed in Schedule 4.1(jj) of the Elemental Disclosure Letter, true and complete copies of which have been disclosed in the Elemental Data Room, none of Elemental, Acquireco, any of its Material Subsidiaries, or any of their respective officers, directors or employees has employed any broker, finder, investment banker, financial advisor or other person or incurred any liability for any brokerage fees, commissions, finder’s fees, financial advisory fees or other similar fees in connection with the transactions contemplated by this Agreement.

SCHEDULE “E”

EMX SUPPORTING SHAREHOLDERS

1.	David Cole

2.	Michael Winn

3.	Dawson Brisco

4.	Sunny Lowe

5.	Henrik Lundin

6.	Geoff Smith

7.	Stefan Wenger

8.	Douglas Reed

9.	Eric Jensen

10.	Malik Duncan

11.	Rocio Echegaray

12.	David Johnson

13.	Paul Harbour Stephens

14.	Extract Advisors LLC

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SCHEDULE “F”

ELEMENTAL SUPPORTING SHAREHOLDERS

1.	Frederick Bell

2.	David Baker

3.	Richard Evans

4.	Meghan Sharp

5.	David Gossen

6.	Juan Sartori

7.	Prashant Francis

8.	Sandeep Singh

9.	Ravi Sood

10.	Antonio Simon Vumbaca

11.	Tether Investments S.A. de C.V.

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SCHEDULE “G”

GOVERNANCE MATTERS

Elemental covenants with EMX that it will take all actions necessary to ensure that, as of the Effective Time:

1.	The Board of Directors of Elemental shall be set at five (5) and shall be comprised as follows:

(a)	Two (2) directors to be appointed by EMX

(b)	Three (3) directors, including the Chairman, to be appointed by Elemental

2.	Management team of Elemental to be comprised of:

(a)	Juan Sartori, Executive Chairman

(b)	David M. Cole, Chief Executive Officer

(c)	Frederick Bell, President and Chief Operating Officer

(d)	Stefan Wenger, Chief Financial Officer

(e)	David Baker, Chief Investment Officer

3.	The name of Elemental shall be “Elemental Royalty Corp.”.

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